LINCOLN ELECTRIC HOLDINGS, INC.

2017 PROXY STATEMENT



TABLE OF CONTENTS

BUSINESS OVERVIEW 02

NOTICE OF ANNUAL MEETING 05

PROXY SUMMARY 06

PROPOSAL 1—ELECTION OF DIRECTORS 12

    DIRECTOR NOMINEES
    CORPORATE GOVERNANCE
    RELATED PARTY TRANSACTIONS
    OUR BOARD COMMITTEES
    DIRECTOR COMPENSATION

EXECUTIVE COMPENSATION 29

    COMPENSATION DISCUSSION AND ANALYSIS
    COMPENSATION COMMITTEE REPORT
    EXECUTIVE COMPENSATION TABLES
    TERMINATION AND CHANGE IN CONTROL ARRANGEMENTS

MANAGEMENT OWNERSHIP OF SHARES 70

    BENEFICIAL OWNERSHIP TABLE
    SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

OTHER OWNERSHIP OF SHARES 72

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION ... 73

AUDIT COMMITTEE REPORT 73

EXECUTIVE BIOGRAPHIES 74

BOARD PROPOSALS 74

    PROPOSAL 1—ELECTION OF DIRECTORS
    PROPOSAL 2—RATIFICATION OF INDEPENDENT AUDITORS
    PROPOSAL 3—ADVISORY VOTE ON EXECUTIVE COMPENSATION
    PROPOSAL 4—ADVISORY VOTE ON THE FREQUENCY OF AN EXECUTIVE OFFICER
        COMPENSATION VOTE
    PROPOSAL 5—RE-APPROVAL OF THE MATERIAL TERMS FOR QUALIFIED PERFORMANCE-BASED
        COMPENSATION UNDER OUR 2007 MANAGEMENT INCENTIVE COMPENSATION PLAN (MICP)
    PROPOSAL 6—APPROVAL OF FIRST AMENDMENT TO 2015 STOCK PLAN FOR
        NON-EMPLOYEE DIRECTORS

FAQS 92

APPENDIX A—DEFINITIONS AND NON-GAAP FINANCIAL MEASURES A-1

APPENDIX B—2007 MANAGEMENT INCENTIVE COMPENSATION PLAN B-1

APPENDIX C— 2015 STOCK PLAN FOR NON-EMPLOYEE DIRECTORS C-1



DEAR SHAREHOLDER:

You are cordially invited to attend the Annual Meeting of Shareholders of Lincoln Electric Holdings, Inc., which will be held at 11:00 ET on Thursday, April 20, 2017 at the Marriott Cleveland East, 26300 Harvard Road, Warrensville Heights, Ohio. A map is printed on the outside back cover of this proxy statement.

At the meeting, you will be asked to:

- Elect eleven Director nominees named in the proxy statement for a one-year term;

- Ratify our independent auditors for the year ending December 31, 2017;

- Approve, on an advisory basis, the compensation of our named executive officers;

- Recommend, on an advisory basis, the frequency of the shareholder vote on the compensation of our named executive officers;

- Re-approve the material terms for qualified performance-based compensation under our 2007 Management Incentive Compensation Plan;

- Approve an amendment to our 2015 Stock Plan for Non-Employee Directors; and

- Address any other business that properly comes before the meeting.

Shareholders of record on the close of business on March 1, 2017, the record date, are entitled to vote at the Annual Meeting. Your vote is very important! Please vote your shares promptly in one of the four ways noted on page 5. We appreciate your continued confidence in Lincoln Electric and we look forward to seeing you at the Annual Meeting!

Sincerely,

Christopher L. Mapes
Chairman, President and Chief Executive Officer

Frederick G. Stueber
Executive Vice President,
General Counsel and Secretary

WE WILL BEGIN MAILING THIS PROXY STATEMENT ON OR ABOUT March 20, 2017.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 20, 2017: This proxy statement and the related form of proxy, along with our 2016 Annual Report and Form 10-K, are available free of charge at www.lincolnelectric.com/proxymaterials.

FAST FACTS

FOUNDED 1895	**EMPLOYEES WORLDWIDE** 9,000	**CORPORATE HEADQUARTERS** Cleveland, OH
NASDAQ STOCK SYMBOL LECO	**COUNTRY FOOTPRINT/ DISTRIBUTION** 19/160+	**MANUFACTURING FACILITIES** 47
2016 REVENUE $2.3 billion	**MOST EXTENSIVE SOLUTIONS PORTFOLIO** Globally	**COMMERCIAL & TECHNICAL TEAM** Largest
LONGEST RUNNING WELDING SCHOOL Founded 1917	**PATENT FILER IN THE INDUSTRY** #1 or #2 (ranking based on application)	**NEW PRODUCT VITALITY INDEX** 34%

BUSINESS OVERVIEW //

Lincoln Electric is the world leader in the design, development and manufacture of arc welding products, robotic arc welding systems, plasma and oxyfuel cutting equipment and has a leading global position in the brazing and soldering alloys market. Headquartered in Cleveland, Ohio, U.S., we operate 47 manufacturing locations in 19 countries and distribute to over 160 countries. In 2016, we generated $2.3 billion in sales.

As an innovation leader with the broadest portfolio of solutions and the industry's largest team of technical sales representatives and application experts, we are known as the Welding Experts®. Our portfolio of welding and cutting solutions are designed to help customers achieve greater productivity and quality in their manufacturing and fabrication processes. We leverage our global presence and broad distribution network to serve an array of customers across various end markets including: general metal fabrication, power generation and process industries, structural steel construction (buildings and bridges), heavy equipment fabrication (agricultural, mining, construction and rail), shipbuilding, automotive, pipe mills and pipelines, and oil and gas.



LOCATIONS

- 📍 Global Headquarters
- ◯ Manufacturing
- ● Sales Offices

For over 120 years, we have achieved success through a balanced approach and our focus in providing:

- Customers with a market leading product offering and superior technical application capability,
- Employees with an incentive and results driven culture, and
- Shareholders with above market returns.

In 2010, we mobilized the organization around a ten year "2020 Vision and Strategy" that focuses on expanding Lincoln Electric's position as a valued, technical-solutions provider in our industry by accelerating innovation, operational excellence, and achieving best-in-class financial results through an economic cycle. The strategy is founded on Lincoln Electric's values and organizes commercial and operational initiatives around six core capabilities and competitive advantages to drive growth and improved margin and return performance: welding process expertise, commercial excellence, product development, global network and reach, operational excellence and financial discipline.

 In executing our "2020 Vision and Strategy," we have pursued an aggressive acquisition strategy, accelerated our investments in R&D to enhance the value proposition and positioning of our solutions, and have emphasized engineered solutions for mission-critical applications. Additionally, we have focused on reach to expand our brand's footprint geographically, across our extensive distribution channels and in attractive adjacencies such as automation. Our efforts have been successful, as contributions from acquisitions, a strong vitality index of new products and an expanded market presence have contributed to improved margin performance and returns. We have also focused on making structural improvements to the business through continuous improvement initiatives focused on quality, efficiency, and safety which will have improved margins, cash flow generation and returns, but have also improved the long-term operating performance of the business through the economic cycle.

In 2016, the organization continued to advance performance and sustained or improved results in three of the four key 2020 financial metrics:

Key Financial Metrics	2020 Goal	2009–2016 Achievement[1]	Key Initiatives and Focus
Sales Growth CAGR	10% CAGR through the cycle	4% Reported Sales CAGR 6% CAGR (Excludes FX and Venezuela results)	· Increased investment in R&D, increasing our new product vitality index · Active acquisition program
Operating Income Margin	15% Average through the cycle	10.7% Average Reported 12.4% Average Adjusted (Achieved a peak 15.1% margin in 2014)	· Targeted growth opportunities · Richening the portfolio mix through differentiated technologies and applications · Operational excellence
Return on Invested Capital (ROIC)	15% Average through the cycle	16.7% Average	· Disciplined acquisition program with stringent ROIC and IRR goals · Margin expansion · Cash management
Average Operating Working Capital Ratio	15% at 2020	15.6% at 2016 (760 basis point improvement)	· Effective cash cycle management · Inventory management

[1] See Appendix A for definitions and/or reconciliations of these metrics to results reported in accordance with generally accepted accounting principles.

As we navigate through the 2020 strategy, we continue to review our progress and remain confident in our program, our ability to execute to plan and achieve our goals.


QUALITY
We provide world-class products and services and we strive to continuously improve the quality of our processes
CUSTOMER FOCUS
We develop a deep understanding of customers' needs, are responsive and maintain consistent, exceptional service
COMMITMENT
We honor our commitments, are dependable and responsible
OUR CORE VALUES
PERFORMANCE
We take pride and ownership in our work and recognize and reward individual and collective contributions to our success
INTEGRITY
We follow the "Golden Rule" and treat others with respect and dignity and operate responsibly
PEOPLE DEVELOPMENT
We provide employees with opportunities for growth and development

NOTICE OF ANNUAL MEETING //

ANNUAL MEETING OF SHAREHOLDERS

DATE & TIME
Thursday, April 20, 2017
11:00 ET

LOCATION
Marriott Cleveland East
26300 Harvard Road
Warrensville Heights, Ohio

RECORD DATE
March 1, 2017

HOW TO CAST YOUR VOTE //

Your vote is important! Please vote your shares promptly in one of the following ways:









BY INTERNET
Visit
www.proxyvote.com
until April 19, 2017

BY PHONE
Please call
1-800-690-6903
by April 19, 2017

BY MAIL
Sign, date and return
your proxy card or
voting instruction form,
must be received by
April 19, 2017

IN PERSON
You can vote in person
at the meeting in
Warrensville Heights,
Ohio on April 20, 2017

MEETING AGENDA VOTING MATTERS //

PROPOSAL 1 To elect eleven Director nominees named in this Proxy Statement to hold office until the 2018 Annual Meeting	✔ FOR each nominee	PAGE 12
PROPOSAL 2 To ratify the appointment of Ernst & Young LLP as independent auditor for the 2017 fiscal year	✔ FOR	PAGE 74
PROPOSAL 3 To approve, on an advisory basis, the compensation of our named executive officers (NEOs)	✔ FOR	PAGE 76
PROPOSAL 4 To recommend, on an advisory basis, the frequency of the shareholder vote on the compensation of our NEOs	✔ FOR one year	PAGE 79
PROPOSAL 5 To re-approve the material terms for qualified performance-based compensation under our 2007 Management Incentive Compensation Plan	✔ FOR	PAGE 79
PROPOSAL 6 To approve an amendment to our 2015 Stock Plan for Non-Employee Directors	✔ FOR	PAGE 83

PROXY SUMMARY //

This section provides an overview of important items related to this proxy statement and the Annual Meeting. We encourage you to read the entire proxy statement for more information before voting.

2016 PERFORMANCE HIGHLIGHTS //

We achieved solid performance in 2016 despite weakness in industrial end markets. While sales declined 10% to $2.3 billion, we continued to focus on improving mix, cost management and operational excellence. Successful execution of a number of commercial and operational initiatives resulted in strong margin, cash flow and return performance, as well as record-level working capital efficiency. These results demonstrate the structural improvements achieved in the business through our "2020 Vision and Strategy" and how the organization continues to advance towards best-in-class results.



OPERATING INCOME MARGIN		DILUTED EPS	
Reported	*Adjusted*	*Reported*	*Adjusted*
12.7%	**14.2%**	**$2.91**	**$3.29**

CASH FLOW FROM OPERATIONS OF
$303M
(113% cash conversion of adjusted net income)

AVERAGE OPERATING WORKING CAPITAL TO NET SALES RATIO OF
15.6%
(record performance)

RETURN ON INVESTED CAPITAL (ROIC) OF
16.6%

* See Appendix A for definitions and/or reconciliation of these metrics to results reported in accordance with generally accepted accounting principles. Performance measures used in the design of the executive compensation program are presented within the Compensation Discussion and Analysis section.

In addition, we continued to generate value for shareholders in 2016 by returning $429 million of cash—comprised of $342 million in share repurchases and a 10% increase in the dividend payout rate. In the last five years, we have repurchased an aggregate amount of $1.3 billion in shares and have increased the dividend payout rate by 88%.

Cumulative Capital Returned to Shareholders ($ millions, based on capital allocation)



CORPORATE GOVERNANCE HIGHLIGHTS //



SIZE OF BOARD
11

AVERAGE AGE OF DIRECTORS
65

BOARD MEETINGS HELD IN 2016
5

NUMBER OF INDEPENDENT DIRECTORS
10

PERCENT FEMALE OR ETHNICALLY DIVERSE
27%

NEW DIRECTORS IN THE LAST 5 YEARS
2

Lincoln Electric has a solid track record of integrity and corporate governance practices that promote thoughtful management by its officers and Board of Directors facilitating profitable growth while strategically balancing risk to maximize shareholder value. Below is a summary of certain Board of Director and governance information:

Board & Governance Information			
Size of Board	11	Number of fully independent Board committees	4
Number of independent Directors	10	Independent Directors meet without management	Yes
Average age of Directors	65	Director attendance at Board & committee meetings	100%
Percent female or ethnically diverse	27%	Mandatory retirement age (75)	Yes
Board meetings held in 2016	5	Stock ownership requirements for Directors	Yes
New Directors in the last 5 years	2	Annual Board and committee self-assessments	Yes
Annual election of Directors	Yes	Code of Ethics for Directors, officers & employees	Yes
Majority voting policy for Directors	Yes	Succession planning and implementation process	Yes
Lead Independent Director	Yes	Environmental & risk management review	Yes

DIRECTOR NOMINEES AND BOARD SUMMARY //

You are being asked to vote on the election of these eleven Director nominees. Summary biographical information and the committee membership and leadership of each Director, including Director nominees, is listed below. Additional information can be found in the Director biographies under *Proposal 1.*

Director Nominees

Name	Age	Director Since	Independent	Audit	Compensation & Executive Development	Nominating & Corporate Governance	Finance	Other Public Company Boards
Curtis E. Espeland *Executive Vice President and CFO, Eastman Chemical Company*	52	2012	✓	■			●	—
David H. Gunning (Lead Director) *Retired Vice Chairman, Cliffs Natural Resources, Inc.*	74	1987	✓		●	●		1[1]
Stephen G. Hanks *Retired President and CEO, Washington Group International*	66	2006	✓		●		■	2
Michael F. Hilton *President and CEO, Nordson Corporation*	62	2015	✓	●		●		2
G. Russell Lincoln *President, N.A.S.T. Inc. (personal investment firm)*	70	1989	✓	●			●	—
Kathryn Jo Lincoln *Chair and CIO, Lincoln Institute of Land Policy*	62	1995	✓		●	■		—
William E. MacDonald, III *Retired Vice Chairman, National City Corporation*	70	2007	✓		■		●	—
Christopher L. Mapes (Chairman) *President and CEO, Lincoln Electric*	55	2010						1
Phillip J. Mason *Retired President, EMEA Sector of Ecolab, Inc.*	66	2013	✓	●			●	1
Hellene S. Runtagh *Retired President and CEO, Berwind Group*	68	2001	✓		●	●		2
George H. Walls, Jr. *Retired Chief Deputy Auditor, State of North Carolina*	74	2003	✓	●		●		—

■ *Chair* ● *Member*

[1] Mr. Gunning is a member of the Board of Directors of MFS Funds, an investment company under the Investment Company Act of 1940.

EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS //

Our "2020 Vision and Strategy" is focused on key actions and initiatives that generate long-term profitable growth within our targeted markets through value-added solutions and operational excellence. We have established targets in our programs to achieve a long-term 10% compounded annual growth rate (CAGR) in sales, a 15% average Adjusted Operating Income margin and Return on Invested Capital (ROIC) through an economic cycle, as well as a 15% Average Operating Working Capital to Net sales ratio by 2020. We believe this framework engages our business team in creating a value proposition for shareholders that generates above-market returns through economic cycles and maintains a short-term focus on aggressive profit and working capital targets that incentivizes management to improve profitability and operating excellence. Our executive compensation designs are structured to align our incentives with the "2020 Vision and Strategy."

We have a long history of driving an incentive management culture, emphasizing **pay for performance** and seeking to align compensation with the achievement of enterprise, segment and individual goals. The executive compensation program is designed to achieve the following objectives:

- Incentivize our executives to deliver above-market financial results;
- Align management's interests with the long-term interests of our shareholders;
- Define performance drivers that support key financial and strategic business objectives;
- Address specific business challenges; and
- Maintain good governance practices in the design and operation of our executive compensation programs, including consideration of compensation risk in the execution of business strategies.

We believe our compensation program and practices provide an appropriate **balance** between profitability, cash flow and returns, on the one hand, and suitable levels of risk-taking, on the other. This balance, in turn, aligns compensation strategies with **shareholder interests,** as reflected by the consistent high level of shareholder approval of the compensation of our named executive officers (NEOs).

ACTIONS TO FURTHER ALIGN EXECUTIVE COMPENSATION WITH SHAREHOLDER INTERESTS

The Compensation and Executive Development Committee of the Board reviews the framework of our executive compensation program and has taken the following actions over the past year to better align our executive compensation with shareholder interests:

- Replaced the cash portion of long-term incentives with performance shares, beginning with 2016 grants associated with the 2016 to 2018 performance cycle.
- Adjusted the 2016 peer group to exclude companies with sales greater than 2.5 times that of the Company, with the exception of Illinois Tool Works (ITW), as ITW is a global competitor of Lincoln Electric, with its largest presence in the U.S.
- Froze benefits under the Retirement Annuity Program (RAP) as of December 31, 2016.
- Froze and vested benefits under the Supplemental Executive Retirement Program (SERP) as of November 30, 2016.

- Created a Restoration Plan to allow NEOs (except Hallmann) to participate in a standard retirement design subject to IRS limitations.

In addition, the Committee took actions to respond to challenging business conditions, including:

- Supported a 5% temporary reduction in 2016 base salary for all officers and other key management, including the NEOs, in support of Lincoln Electric's cost-cutting measures (reinstated December 1, 2016).
- Held NEO base salaries flat for 2016 in light of continued cost-cutting measures.

2016 Executive Compensation Practices

What We Do		What We Don't Do	
We have long-term, compensation programs focused on profitability, net income growth, ROIC and total shareholder returns	✔	We do not allow hedging or pledging of our shares	✘
We use targeted performance metrics to align pay with performance	✔	We do not reprice stock options and do not issue discounted stock options	✘
We maintain stock ownership requirements *[5x base salary for CEO; 3x base salary for other NEOs]*	✔	We do not provide excessive perquisites	✘
We have shareholder-approved incentive plans	✔	We do not have multi-year guarantees for compensation increases	✘
We have a broad clawback policy	✔		
We have a double-trigger change of control policy	✔		

COMPENSATION FRAMEWORK & PHILOSOPHY

Our compensation program is designed to attract and retain exceptional employees. As indicated below, we design our compensation system to reflect current best practices, including setting base pay at or below the competitive market for each position, targeting incentive-based compensation at or above competitive market rates and promoting quality corporate governance in compensation decisions. We believe these practices result in sustained, long-term shareholder value and reflect our philosophy that the best performers should receive the greatest rewards.

Percentile Rank



Our executive compensation program is structured as follows:

- Base salary is targeted to be the smallest component of total direct compensation

- Short-term incentive compensation is based on annual consolidated and, if applicable, segment performance

- Long-term incentive compensation is based on our financial performance over a three-year cycle

- Variable, "at risk", pay is a significant percentage of total compensation

AVERAGE MIX OF KEY COMPENSATION COMPONENTS AND KEY COMPENSATION METRICS

The following charts present the mix of 2016 target direct compensation for our Chief Executive Officer and all NEOs, as well as the key financial and performance metrics used to make compensation decisions. As shown below, 83% of our CEO's compensation value and, on average, 76% of our NEOs' compensation value was "at risk," with the actual amounts realized based on annual and long-term performance as well as our stock price.



We use the following six key financial performance measures to evaluate results across short- and long-term periods. These metrics are also closely tied to our "2020 Vision and Strategy" program.

Key Performance Metrics Tied to Executive Compensation

Metric	Annual Compensation	Long-Term Incentive Programs (3-yr Performance Cycle)
EBITB[1,2] (Earnings before interest, taxes and bonus)	✓	
Average Operating Working Capital to Sales[2] ratio	✓	
Consolidated, segment and individual performance	✓	
Adjusted Net Income[2] growth		✓
Return on Invested Capital (ROIC)[2]		✓
Total Shareholder Return (TSR)[2]		✓

[1] EBITB is an internal measure which tracks our adjusted operating income.

[2] Performance measures used in the design of the executive compensation program are defined in Appendix A.

2016 Executive Compensation Summary

The table below presents a summary of the information included in the Summary Compensation Table for 2016. The full table and additional related information can be found in the "Executive Compensation" section. As noted above, beginning with the 2016 to 2018 performance cycle, the Performance Share LTIP replaced the Cash LTIP. Compensation associated with the Cash LTIP is disclosed in the Summary Compensation Table when realized (at the end of the cycle under the "Non-Equity Incentive Plan Compensation" column) and compensation associated with the Performance Share LTIP is disclosed when granted (at the beginning of the cycle under the "Stock Awards" column). Compensation associated with the 2014 to 2016 Cash LTIP and the 2016 to 2018 Performance Share LTIP are disclosed in the 2016 Summary Compensation Table.

Name	Salary ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Combined Total ($)
Christopher L. Mapes	$865,429	$2,315,716	$1,117,327	$2,320,266	$ 32,704	$45,167	$6,696,609
Vincent K. Petrella	$453,229	$ 569,772	$ 274,971	$1,053,730	$ 848,537	$30,664	$3,230,903
George D. Blankenship	$477,083	$ 459,306	$ 221,696	$ 749,942	$1,359,141	$27,735	$3,294,903
Frederick G. Stueber	$391,208	$ 373,259	$ 180,030	$ 560,251	$ 331,371	$15,821	$1,851,940
Mathias Hallmann	$289,556	$ 283,142	$ 136,670	$ 395,583	—	$29,009	$1,133,960

AUDITOR //

We ask our shareholders to approve the selection of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2017. Below is summary information about fees paid to Ernst & Young LLP for services provided during fiscal 2016 and 2015.

	2016	2015
Audit Fees	$3,079,000	$3,143,000
Audit-Related Fees	10,000	85,000
Tax Fees	178,000	117,000
All Other Fees	0	0
Total Fees	$3,267,000	$3,345,000

PROPOSAL 1—ELECTION OF DIRECTORS //

ELECTION OF ELEVEN DIRECTORS TO SERVE UNTIL 2018

Our shareholders are being asked to elect eleven Directors to serve for a one-year term until the 2018 Annual Meeting and until their successors are duly elected and qualified. Unless otherwise directed, shares represented by proxy will be voted **FOR** the following nominees:

Curtis E. Espeland	G. Russell Lincoln	Phillip J. Mason
David H. Gunning	Kathryn Jo Lincoln	Hellene S. Runtagh
Stephen G. Hanks	William E. MacDonald, III	General George H. Walls, Jr.
Michael F. Hilton	Christopher L. Mapes	

All of the nominees have been previously elected by our shareholders.

Each of the nominees has agreed to stand for election. The biographies of all of our Director nominees can be found later in this section.

If any of the nominees is unable to stand for election, the Board may provide for a lesser number of nominees or designate a substitute. In the latter event, shares represented by proxies solicited by the Directors may be voted for the substitute. We have no reason to believe that any of the nominees will be unable to stand for election.

MAJORITY VOTING POLICY

The Director nominees receiving the greatest number of votes will be elected (plurality standard). However, our majority voting policy that states that any Director who fails to receive a majority of the votes cast in his/her favor is required to submit his/her resignation to the Board. The Nominating and Corporate Governance Committee of the Board would then consider each resignation and determine whether to accept or reject it. Abstentions and broker non-votes will have no effect on the election of a Director and are not counted under our majority voting policy. Holders of common stock do not have cumulative voting rights with respect to the election of a Director.

OUR BOARD RECOMMENDS A VOTE <u>FOR</u> EACH DIRECTOR NOMINEE LISTED ABOVE

ANNUAL MEETING ATTENDANCE; NO SPECIAL ARRANGEMENTS

Directors are expected to attend each annual meeting. The Director nominees, as well as the continuing Directors, plan to attend this year's Annual Meeting. At the 2016 Annual Meeting, all of our Directors were in attendance.

Neither the Director nominees nor any continuing Director has any special arrangement or understanding with any other person pursuant to which the Director nominees or continuing Director was or is to be selected as a Director or nominee. There are no family relationships, as defined by SEC rules, among any of our Directors or executive officers. SEC rules define the term "family relationship" to mean any relationship by blood, marriage or adoption, not more remote than first cousin.

DIRECTOR NOMINEES



CURTIS E. ESPELAND

AGE: 52

Director since 2012

Recent Business Experience:
Mr. Espeland has been Executive Vice President and Chief Financial Officer of Eastman Chemical Company (a chemical, fiber and plastic manufacturer) since January 2014. Prior to his service as Executive Vice President and Chief Financial Officer, Mr. Espeland was Senior Vice President and Chief Financial Officer from 2008 to January 2014 and Vice President, Finance and Chief Accounting Officer of Eastman Chemical from 2005 to 2008.

Qualifications:
Mr. Espeland has extensive experience in corporate finance and accounting, having served in various finance and accounting roles, and ultimately as the Chief Financial Officer, at a large publicly traded company (Eastman Chemical) for the past several years. Mr. Espeland also has significant experience in the areas of mergers and acquisitions, taxation and enterprise risk management. Mr. Espeland also served as an independent auditor at Arthur Andersen LLP having worked in both the United States and abroad (Europe and Australia). Mr. Espeland's extensive accounting and finance experience, the Board has determined, qualifies him as an "audit committee financial expert." This expertise makes Mr. Espeland an important member of the Audit Committee (where he is Chair) and the Finance Committee. In addition, Mr. Espeland's international business experience is a valued asset for our global operations.



DAVID H. GUNNING

AGE: 74

Director since 1987
Lead Director since 2013

Recent Business Experience:
Mr. Gunning is the former Vice Chairman of Cliffs Natural Resources, Inc. (an iron ore and coal mining company formerly known as Cleveland-Cliffs Inc), a position he held from 2001 until his retirement in 2007. Prior to that, Mr. Gunning served as Chairman, President and Chief Executive Officer of Capital American Financial Corp. Mr. Gunning is also a lawyer and practiced law for many years as a corporate partner with Jones Day.

Directorships:
Mr. Gunning is a member of the Board of MFS Funds (since 2004), and is the Chair of the Board of the Funds. Mr. Gunning served on the Board of Cliffs Natural Resources, Inc. (2001 to 2007), Portman Mining Ltd. (2005 to 2008), Southwest Gas Corporation (2000 to 2004) and Development Alternatives, Inc. (pre-1993 to May 2013).

Qualifications:
Mr. Gunning brings to the Board chief executive officer and senior management experience (with public companies), public company board experience and corporate legal skills. Additionally, Mr. Gunning's relatively long tenure as a Director provides the Board with a valuable perspective on Lincoln Electric's challenges within its industry.

DIRECTOR NOMINEES



STEPHEN G. HANKS

AGE: 66

Director since 2006

Recent Business Experience:
Mr. Hanks spent 30 years with global engineering and construction company Morrison Knudsen Corporation and its successor Washington Group International, Inc., serving the last eight years as President, CEO and a member of its Board of Directors and retiring in January 2008.

Directorships:
Mr. Hanks is a member of the Board of McDermott International, Inc. (NYSE: MDR), a position he has held since 2009, and Babcock & Wilcox Enterprises, Inc. (NYSE: BWC), a position he has held since July 2010. Mr. Hanks is also a member of the Board of The Washington Companies, which is privately owned.

Qualifications:
Mr. Hanks' executive leadership of a U.S. publicly-held company with international reach has provided him with extensive experience dealing with the issues that these companies confront. His diverse professional skill set, including finance (having served as CFO of Morrison Knudsen) and legal competencies (such as enterprise risk management, corporate compliance and legal strategy), make him a valuable member of the Board, the Finance Committee (where he is Chair) and the Compensation and Executive Development Committee. Mr. Hanks' experience as a Chief Executive Officer and Chief Financial Officer of a publicly held company qualifies him as an "audit committee financial expert."



MICHAEL F. HILTON

AGE: 62

Director since 2015

Recent Business Experience:
Mr. Hilton is President and Chief Executive Officer of Nordson Corporation (a company that engineers, manufactures and markets differentiated products and systems used for the precision dispensing of adhesives, coatings, sealants, biomaterials, polymers, plastics and other materials, fluid management, test and inspection, UV curing and plasma surface treatment), a position he has held since 2010. Prior to joining Nordson, Mr. Hilton was the Senior Vice President and General Manager for Air Products and Chemicals, Inc. (a company that provides a unique portfolio of atmospheric gases, process and specialty gases, performance materials, and equipment and services) with specific responsibility for leading its $2B global Electronics and Performance Materials segment. Air Products serves customers in industrial, energy, technology and healthcare markets globally.

Directorships:
Mr. Hilton has served on the Board of Ryder System, Inc. (NYSE: R) since 2012 and Nordson Corporation (Nasdaq: NDSN) since 2010.

Qualifications:
With over 30 years of global manufacturing experience, Mr. Hilton brings to the Lincoln Electric Board an intimate understanding of management leadership, strategy development and day-to-day operations of a multi-national company, including product line management, new product technology, talent development, manufacturing, distribution and other sales channels, business processes, international operations and global markets expertise.

DIRECTOR NOMINEES



G. RUSSELL LINCOLN

AGE: 70

Director since 1989

Recent Business Experience:
Mr. Lincoln is President of N.A.S.T. Inc. (a personal investment firm), a position he has held since 1996. Prior to joining N.A.S.T. Inc., Mr. Lincoln served as the Chairman and Chief Executive Officer of Algan, Inc.

Qualifications:
As an entrepreneurial businessman with experience, including 25 years running a $50 million business, Mr. Lincoln understands business risk and the importance of hands-on management. As the grandson of James F. Lincoln and as a long-term trustee, Mr. Lincoln provides the Board with his historic perspective on the Company's unique culture and especially its incentive management system. His leadership role and his investment experience serve Lincoln Electric well as a member of the Audit and Finance Committees of the Board.



KATHRYN JO LINCOLN

AGE: 62

Director since 1995

Recent Business Experience:
Ms. Lincoln is Chair and Chief Investment Officer of the Lincoln Institute of Land Policy—a leading educational institution teaching land economics and taxation. She has held this position since 1996, and in her role as CIO currently manages and directs all aspects of the Institute's $550 million endowment. In her role as Chair, she is responsible for all Board development and governance and takes a leadership position in strategic planning. From 1999 through 2006, Ms. Lincoln previously served as President of the Lincoln Foundation, the non-profit foundation that supported the Lincoln Institute until the two entities merged in 2006.

Directorships:
Ms. Lincoln is an Advisory Board Member of the Johnson Bank, Arizona Region, a position she has held since 2006, before which she was a Board member of the Johnson Bank, Arizona, N.A., beginning in 2001.

Qualifications:
Ms. Lincoln's leadership experience with the Lincoln Institute, where she plays a crucial role in strategic planning and asset allocation, as well as her extensive experience with the Chautauqua Institution in New York, a major Arizona health care provider, and an international non-profit organization related to land use and policy, make Ms. Lincoln a valuable contributor to a well-rounded Board. Ms. Lincoln serves as a member of the Compensation and Executive Development Committee and Chairs the Nominating and Corporate Governance Committee. In addition, as a Lincoln family member and long-standing Director of Lincoln Electric, Ms. Lincoln has a keen sense of knowledge about Lincoln Electric, its culture and the founding principles.

DIRECTOR NOMINEES



WILLIAM E. MACDONALD, III

AGE: 70

Director since 2007

Recent Business Experience:
Mr. MacDonald is the former Vice Chairman of National City Corporation (a diversified financial holding company), a position he held from 2001 until his retirement in 2006, where he was responsible for its seven-state regional and national corporate banking businesses, the Risk Management and Credit Administration unit, Capital Markets and the Private Client Group. Mr. MacDonald joined National City in 1968 and, during his tenure, held a number of key management positions, including Senior Executive Vice President of National City Corporation and President and Chief Executive Officer of National City's Ohio bank.

Directorships:
Mr. MacDonald was a member of the Board of American Greetings Corporation from 2007 until September 2013 when the company was privatized. In addition, Mr. MacDonald served on the Board of MTC Technologies, Inc. from 2002 to 2008 and The Lamson & Sessions Co. from 2006 to 2007 when, in each case, the boards were dismantled as a result of divestitures.

Qualifications:
Mr. MacDonald brings experience in leading a large corporate organization with over 35,000 employees and structuring complex financing solutions for large and middle-market businesses to the Board and its Compensation and Executive Development Committee (where he is Chair) and Finance Committee. In addition to his expertise in economic issues, Mr. MacDonald appreciates the human resources and development challenges facing a global, publicly traded company.



CHRISTOPHER L. MAPES

AGE: 55

Director since 2010

Recent Business Experience:
Mr. Mapes is Chairman, President and Chief Executive Officer of Lincoln Electric. Mr. Mapes has served as President and Chief Executive since December 31, 2012. On December 21, 2013, Mr. Mapes was appointed as Chairman of the Board in addition to his other responsibilities. From September 2011 to December 31, 2012, Mr. Mapes served as the Chief Operating Officer of Lincoln Electric. From 2004 to August 2011, Mr. Mapes served as an Executive Vice President of A.O. Smith Corporation (a global manufacturer with a water heating and water treatment technologies business, which has residential, commercial, industrial and consumer applications) and the President of its former Electrical Products unit. Prior to joining A.O. Smith, he was the President, Motor Sales and Marketing of Regal Beloit Corporation (a manufacturer of electrical and mechanical motion control products).

Directorships:
Mr. Mapes is a member of the Board of The Timken Company (NYSE: TKR), a position held since 2014.

Qualifications:
As an experienced executive officer of Lincoln Electric as well as other large, global public companies engaged in manufacturing operations for over thirty years, Mr. Mapes understands the manufacturing industry and the challenges of global growth. He is also familiar with the welding industry generally, given his service to Lincoln Electric as Chief Executive Officer and Chief Operating Officer. In addition to his business management experience, Mr. Mapes has an MBA and a law degree.

DIRECTOR NOMINEES



PHILLIP J. MASON

AGE: 66

Director since 2013

Recent Business Experience:
Mr. Mason is the former President of the Europe, Middle East & Africa Sector (EMEA Sector) of Ecolab, Inc. (a leading provider of food safety, public health and infection prevention products and services), a position he held from 2010 until his retirement in 2012. Mr. Mason brings 35 years of international business experience to the Board and its Audit and Finance Committees, including starting, developing and growing businesses abroad in both mature and emerging markets. Prior to leading Ecolab's EMEA Sector, Mr. Mason had responsibility for Ecolab's Asia Pacific and Latin America businesses as President of Ecolab's International Sector from 2005 to 2010 and as Senior Vice President, Strategic Planning in 2004.

Directorships:
Mr. Mason is a member of the Board of GCP Applied Technologies (NYSE: GCP). GCP Applied Technologies was spun off from W.R. Grace & Co. as of February 3, 2016.

Qualifications:
Mr. Mason has over 35 years of international business experience with experience in establishing businesses in China, South Korea, Southeast Asia, Brazil, India, Russia, Africa and the Middle East. Mr. Mason's executive leadership of an international business sector for a U.S. publicly held company provides him with extensive international business expertise in a business-to-business environment, including industrial sectors. Additionally, he brings a strong finance and strategic planning background, including merger and acquisition experience, along with significant experience working with and advising boards on diverse issues confronting companies with international operations.



HELLENE S. RUNTAGH

AGE: 68

Director since 2001

Recent Business Experience:
Ms. Runtagh is the former President and Chief Executive Officer of the Berwind Group (a diversified pharmaceutical services, industrial manufacturing and real estate company), a position she held in 2001. From 1997 through 2001, Ms. Runtagh was Executive Vice President of Universal Studios (a media and entertainment company). Prior to joining Universal Studios, Ms. Runtagh spent 27 years at General Electric Company (a diversified industrial company) in a variety of leadership positions.

Directorships:
Ms. Runtagh has served on the Board of Harman International Industries, Inc. (NYSE: HAR) since 2008 and NeuStar, Inc. (NYSE: NSR) since 2006. In addition, Ms. Runtagh is a former member of the Board of IKON Office Solutions Inc., Avaya Inc. and Covad Communications Group.

Qualifications:
Ms. Runtagh has over 30 years of experience in management positions with global companies. Ms. Runtagh's responsibilities in management have ranged from marketing and sales to finance, as well as engineering and manufacturing. Ms. Runtagh's diverse management experience, including growing those businesses while maintaining high corporate governance standards, and her extensive experience as a director of public companies, make her well-positioned for her role as a Director, member of the Compensation and Executive Development Committee and member of the Nominating and Corporate Governance Committee.

DIRECTOR NOMINEES



GEORGE H. WALLS, JR.

AGE: 74

Director since 2003

Recent Business Experience:
General Walls is the former Chief Deputy Auditor of the State of North Carolina, a position he held from 2001 through 2004. General Walls retired from the U.S. Marine Corps in 1993 with the rank of Brigadier General, after nearly 29 years of distinguished service.

Directorships:
General Walls served on the Board of The PNC Financial Services Group, Inc. from 2006 to 2015 and Thomas Industries, Inc. from 2003 to 2005 when the board was dismantled as a result of a divestiture.

Qualifications:
General Walls brings to the Board substantial financial acumen and experience supervising the audits of various government entities, including the Office of the Governor of North Carolina, all state agencies of North Carolina, all Clerks of Superior Court for North Carolina and all not-for-profit agencies that received state or federal funds during his tenure as Chief Deputy Auditor of the State of North Carolina, which serves him well as a member of the Audit Committee of the Board. General Walls also has significant experience in the leadership, management and ethics of large, complex organizations, aiding him in his services on the Nominating and Corporate Governance Committee of the Board. General Walls is also a National Association of Corporate Directors (NACD) Board Leadership Fellow. In addition, General Walls understands the welding industry and at one point in time had oversight responsibility for the Marine Corps welding school and development program.

CORPORATE GOVERNANCE

Governance Framework

At Lincoln Electric, we are committed to effective corporate governance and high ethical standards. We adhere to our ethical commitments in every aspect of our business, including our commitments to each other, in the marketplace and in the global, governmental and political arenas. These commitments are spelled out in our Code of Corporate Conduct and Ethics, which applies to all of our employees (including our principal executive and senior financial officers) and Board of Directors.

We encourage you to visit our website where you can find detailed information about our corporate governance programs/policies including:

- Code of Corporate Conduct and Ethics
- Charters for our Board Committees
- Guidelines on Significant Corporate Governance Issues
- Director Independence Standards

Corporate Governance Highlights

Board of Directors

- Our Board held five meetings in 2016.
- During 2016, each of our Directors attended at least 75% of the total full Board meetings and meetings of committees on which he or she served during the time he or she served as a Director.
- Size of Board—11
- Plurality vote with director resignation policy for failures to receive a majority vote in uncontested director elections
- Combined Chairman and CEO
- Lead Independent Director
- All directors are expected to attend the Annual Meeting

Board Composition

- Number of independent directors—10
- Diverse Board including different backgrounds, experiences and expertise, as well as balanced mix of ages and tenure of service
- Several current and former CEOs
- Audit Committee has multiple financial experts

Board Processes

- Independent directors meet without management present
- Annual Board and Committee self-assessments
- Board orientation/evaluation program
- Governance Guidelines approved by Board
- Board plays active role in risk oversight
- Full Board review of succession planning

Board Alignment with Shareholders

- Annual equity grants align interests of directors and officers with shareholders
- Annual advisory approval of executive compensation
- No poison pill
- Stock ownership requirements for officers and directors

Compensation

- No employment agreements
- Executive compensation is tied to performance— 83% of CEO target pay and 76% of all NEO target pay is performance-based (at risk)
- Anti-hedging and anti-pledging policies for directors and officers
- Recoupment/claw-back policy

Integrity and Compliance

- Code of Conduct for employees, officers and directors
- Environmental, health and safety guidelines and goals, including long-term sustainability goals
- Annual training on ethical behavior

Our Board of Directors

Our Board oversees management in the long-term interest of Lincoln Electric and our shareholders. The Board's major responsibilities include:

- Overseeing the conduct of our business
- Reviewing and approving key financial objectives, strategic and operating plans and other significant actions
- Evaluating CEO and senior management performance and determining executive compensation
- Planning for CEO succession and monitoring management's succession planning for other key executives
- Establishing an appropriate governance structure, including appropriate board composition and succession planning

How We Select Director Nominees

In evaluating Director candidates, including persons nominated by shareholders, the Nominating and Corporate Governance Committee expects that any candidate must have these minimum qualifications:

- Demonstrated character, integrity and judgment
- High-level managerial experience or experience dealing with complex problems
- Ability to work effectively with others
- Sufficient time to devote to the affairs of Lincoln Electric and these specific qualifications
- Specialized experience and background that will add to the depth and breadth of the Board
- Independence as defined by the Nasdaq listing standards
- Financial literacy

In evaluating candidates to recommend to the Board, including continuing director candidates, the Committee also considers whether the candidate enhances the diversity of the Board. Such diversity includes professional background and capabilities, knowledge of specific industries and geographic experience, as well as race, gender and national origin.

Lincoln Electric is also committed to having director candidates that can provide perspective on the industry challenges that Lincoln Electric faces and Lincoln Electric's long-term commitment to a pay for performance culture.

The Committee's process for identifying and evaluating nominees for Director includes annually preparing and discussing prospective Director specifications, which serve as the baseline to evaluate candidates. From time to time, we have retained an outside firm to help identify candidates.

Shareholders may nominate one or more persons for election as Director of Lincoln Electric. The process for doing so is set forth in the FAQ section of this proxy statement.

Director Independence

Each of our non-employee Directors meets the independence standards set forth in the Nasdaq listing standards, which are reflected in our Director Independence Standards. To be considered independent, the Board must affirmatively determine that the director has no material relationship with Lincoln Electric.

During 2016, the independent Directors met in regularly scheduled Executive Sessions in conjunction with each of the Board meetings. The Lead Director presided over these sessions.

Board Leadership

Our Chairman, President and Chief Executive Officer is responsible for planning, formulating and coordinating the development and execution of our corporate strategy, policies, goals and objectives. He is accountable for Lincoln Electric's performance and:

- reports directly to our Board;
- works closely with our management to develop our strategic plan;
- works with our management on transactional matters by networking with strategic relationships;
- promotes and monitors the Board's fulfillment of its oversight and governance responsibilities;
- encourages the Board to set and implement our goals and strategies;

- establishes procedures to govern our Board's work;
- oversees the execution of the financial and other decisions of our Board;
- makes available to all members of our Board opportunities to acquire sufficient knowledge and understanding of our business to enable them to make informed judgments;
- presides over meetings of our shareholders; and
- sets the agenda for, and presides over, Board meetings

Mr. Mapes, our President and Chief Executive Officer, serves as Chairman in addition to his other responsibilities. Our Board believes having one individual serve as Chairman and Chief Executive Officer is beneficial to us because the dual role enhances Mr. Mapes' ability to provide direction and insight on strategic initiatives impacting us and our shareholders. The Board also believes the dual role is consistent with good corporate governance practices because it is complemented by a Lead Director.

Lead Director

Our Lead Director is appointed each year by the independent Directors. The Lead Director serves as a liaison between the Chairman of the Board and the independent Directors, presides as Chairman of the Board for all meetings at which the Chairman is not present and presides over executive sessions attended only by independent Directors. The Lead Director consults with the Chairman on the format and adequacy of information the Directors receive and the effectiveness of the Board meeting process and has independent authority to review and approve Board meeting agendas and schedules, as well as the authority to request from our officers any company information deemed desirable by the independent Directors. The Lead Director may call meetings of the independent Directors should he or she see fit—during 2016, the independent Directors met in conjunction with each of the board meetings. The Lead Director may also speak on behalf of Lincoln Electric, from time to time, as the Board may decide.

David H. Gunning currently serves as our Lead Director, a position he has held since 2013.

Board Role in Risk Oversight & Assessment

In the ordinary course of business, we face various strategic, operating, compliance and financial risks. Our risk management processes seek to identify and address significant risks. Our Board oversees this enterprise-wide approach, and the Lead Director promotes our Board's engagement in enterprise risk management. Additionally, the Audit Committee reviews major financial risk exposure and the steps management has taken to monitor and control risk. Our Board has integrated its enterprise risk management process with its strategic planning process, refining the distinction between strategic risks and operational risks. Our Board reviews both regularly.

Compensation-Related Risk

We regularly assess risks related to our compensation and benefit programs, including our executive programs, and our Compensation and Executive Development Committee is actively involved in those assessments. In addition, Willis Towers Watson, a compensation consultant engaged by management, has provided a risk assessment of our executive programs in the past. Although we have a long history of pay for performance and incentive-based compensation, we believe our compensation programs contain many mitigating factors to ensure that our employees are not encouraged to take unnecessary risks.

As a result of all these efforts, we do not believe the risks arising from our executive compensation policies and practices are reasonably likely to have a material adverse effect on Lincoln Electric.

RELATED PARTY TRANSACTIONS

Any related party transactions concerning Lincoln Electric and any of its directors, officers or other employees (or any of their immediate family members) are to be disclosed to and approved by the Chief Compliance Officer and the Audit Committee of the Board. We define "related party transactions" generally as transactions in which the self-interest of the employee, officer or Director may be at odds or conflict with the interests of Lincoln Electric, such as doing business with entities that are or may be controlled or significantly influenced by such persons or their immediate family members. Our related party transaction policies can be found in our Code of Corporate Conduct and Ethics, as well as the Audit Committee Charter, both of which are available on our website at www.lincolnelectric.com.

In February 2017, the Audit Committee considered and approved a related party transaction involving P&R Specialty, Inc., a supplier to Lincoln Electric. Greg D. Blankenship, the brother of George D. Blankenship, is the sole stockholder and President of P&R Specialty, Inc. During 2016, we purchased approximately $2.0 million worth of products from P&R Specialty in ordinary course of business transactions. George D. Blankenship has no ownership interest in or any involvement with P&R Specialty. We believe that the transactions with P&R Specialty were, and are, on terms no less favorable to us than those that could have been obtained from unaffiliated parties.

OUR BOARD COMMITTEES

We have separately designated standing Audit, Compensation and Executive Development and Nominating and Corporate Governance Committees established in accordance with applicable provisions of the Securities Exchange Act of 1934 and Securities and Exchange Commission and Nasdaq rules. The Board also has designated a standing Finance Committee. The number of meetings held by each committee during 2016 is set forth below.

	Audit	Compensation & Executive Development	Nominating & Corporate Governance	Finance
Number of Committee Meetings	6	6	4	5

The following summaries set forth the principal responsibilities of each of the Board's separately designated standing committees, as well as other information regarding their makeup and operations. A copy of each committee's charter may be found on our website at www.lincolnelectric.com.

Audit Committee

Members
Messrs. Espeland (Chair),
Hilton, Lincoln, Mason and Walls

- Appoints and determines whether to retain or terminate the independent auditors
- Approves all audit engagement fees, terms and services
- Approves any non-audit engagements
- Reviews and discusses the independent auditors' quality control
- Reviews and discusses the independence of the auditors, the audit plan, the conduct of the audit and the results of the audit
- Reviews and discusses with management Lincoln Electric's financial statements and disclosures, its interim financial reports and its earnings press releases

- Reviews with Lincoln Electric's General Counsel legal matters that might have a significant impact on our financial statements
- Oversees compliance with our Code of Corporate Conduct and Ethics, including annual reports from compliance officers
- Reviews with management the appointment, replacement, reassignment or dismissal of the Senior Vice President, Internal Audit, the internal audit charter, internal audit plans and reports
- Reviews with management the adequacy of internal control over financial reporting

Each of the members of our Audit Committee meets the independence standards set forth in the Nasdaq listing standards and have likewise been determined by the Board to have the financial competency required by the listing standards. In addition, because of the professional training and past employment experience of Messrs. Espeland and Hilton, the Board has determined that they are financially sophisticated Audit Committee Members under the Nasdaq listing standards and qualify as "audit committee financial experts" in accordance with Securities and Exchange Commission rules. Shareholders should understand that the designation of Messrs. Espeland and Hilton as "audit committee financial experts" is a disclosure requirement and that it does not impose upon them any duties, obligations or liabilities that are greater than those generally imposed on them as members of the Audit Committee and the Board.

Compensation and Executive Development Committee

Members
Messrs. MacDonald, III (Chair),
Gunning, Hanks, Ms. Lincoln and Ms. Runtagh

- Reviews and establishes total compensation of our Chief Executive Officer and other executive officers
- Annually assesses the performance of our Chief Executive Officer and other executive officers
- Monitors our key management resources, structure, succession planning, development and selection processes and the performance of key executives
- Reviews and recommends to the Board, in conjunction with the Nominating and Corporate Governance Committee, the appointment and removal of our elected officers

- Has oversight for our employee stock and incentive plans and reviews and makes recommendations to the Board concerning all employee benefit plans
- Reviews and recommends to the Board new or amended executive compensation plans

Each of the members of our Compensation and Executive Development Committee meets the independence standards set forth in the Nasdaq listing standards and each of whom is deemed to be (1) an outside Director within the meaning of Section 162(m) of the U.S. Internal Revenue Code ("Section 162(m)"), and (2) a "non-employee director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934. As part of the independence evaluation, the Board must consider all factors relevant to whether the Director has a relationship to the Company that is material to his or her ability to be independent, including the Director's source of compensation and whether the Director is affiliated with the Company. None of the members of the Committee were determined to have an affiliation or source of income that was material to his or her ability to be independent.

The Committee does not generally delegate any of its authority to other persons, although it has the power to delegate authority. Two exceptions to the foregoing are that the authority to delegate is not permitted with respect to awards under our equity compensation plans to any executive officers or any person subject to Section 162(m) and the authority to delegate is limited by Section 162(m) under our 2007 Management Incentive Compensation Plan, a plan that relates to awards subject to Section 162(m).

Nominating and Corporate Governance Committee

Members
Ms. Lincoln (Chair),
Messrs. Hilton, Walls, Gunning and Ms. Runtagh

- Reviews external developments in corporate governance matters, and develops and recommends to the Board corporate governance principles for Lincoln Electric
- Identifies and evaluates Board member candidates and is responsible for director succession planning
- Reviews director compensation, benefits and expense reimbursement programs

- Reviews periodically the quality, sufficiency and currency of governance information furnished to the Board by management
- Reviews and advises on shareholder proposals and engagement
- Leads our Board and Committees in annual reviews of their performance

Each of the members of our Nominating and Corporate Governance Committee meet the independence standards set forth in the Nasdaq listing standards.

Finance Committee

Members
Messrs. Hanks (Chair),
Espeland, Lincoln, MacDonald, III and Mason

- Reviews financial performance, including comparing our financial performance to budgets and goals
- Reviews capital structure issues, including dividend and share repurchasing policies
- Reviews our financial operations

- Reviews our capital expenditures
- Oversees strategic planning and financial policy matters, including merger and acquisition activity
- Reviews pension plan funding and plan investment management performance

Each of the members of our Finance Committee meet the independence standards set forth in the Nasdaq listing standards. All of our Directors typically attend the Finance Committee meetings, a practice that has been in place for the past several years.

DIRECTOR COMPENSATION //

OUR BOARD COMPENSATION PROGRAM

Based upon the recommendations of the Nominating and Corporate Governance Committee, the Board determines our non-employee Director compensation. The Committee periodically reviews the status of Board compensation in relation to other comparable companies, trends in Board compensation and other factors it deems appropriate. The objectives of our non-employee Director compensation programs are to attract highly qualified and diverse individuals to serve on our Board and to align their interests with those of our shareholders. An employee of Lincoln Electric who also serves as a Director does not receive any additional compensation for serving as a Director, or as a member or chair of a Board committee.

All non-employee Directors receive cash retainers and an annual stock-based award for serving on our Board. Stock-based compensation is provided under our 2015 Stock Plan for Non-Employee Directors. Below is a summary of our director compensation program:

		Board Level	Lead Director	Committee Chairs
Cash	Retainer	$ 80,000	Additional $25,000	Additional $16,000 for Audit $13,000 for Compensation and Executive Development $10,000 for Finance and Nominating and Corporate Governance
	Meeting Fees[1]	—	—	—
Equity	Annual Restricted Stock Award "approx. value"[2]	$107,000	—	—
	Initial Restricted Stock Award "approx. value"[3]	$107,000	—	—

[1] We do not have separate meeting fees, except if there are more than 8 full Board or Committee meetings in any given year, Directors will receive $1,500 for each full Board meeting in excess of 8 meetings and Committee members will receive $1,000 for each Committee meeting in excess of 8 meetings.

[2] The restricted stock agreements contain pro-rata vesting of the award upon retirement. Accordingly, if a Director retires before the restricted stock award vests in full (3 years from the date of the grant), the Director will receive unrestricted shares equal to a portion of the original award calculated based on the Director's length of service during the 3-year term.

[3] The initial award will be pro-rated based on the Director's length of service during the twelve-month period preceding the next regularly scheduled annual equity grant (which normally occurs in the fourth quarter of each year).

Director Compensation Table

Director	Fees Earned or Paid in Cash	Stock Awards[1]	All Other Compensation	Total
Curtis E. Espeland	$ 96,000[2]	$106,992	—	$202,992
David H. Gunning	105,000	106,992	—	211,992
Stephen G. Hanks	90,000	106,992	—	196,992
Michael Hilton	80,000	106,992	—	186,992
G. Russell Lincoln	80,000	106,992	—	186,992
Kathryn Jo Lincoln	90,000	106,992	—	196,992
William E. MacDonald, III	93,000	106,992	—	199,992
Phillip J. Mason	80,000	106,992	—	186,992
Hellene S. Runtagh	80,000	106,992	—	186,992
George H. Walls, Jr.	80,000[2]	106,992	—	186,992

[1] *On December 12, 2016, 1,347 shares of restricted stock were granted to each non-employee Director under our 2015 Stock Plan for Non-Employee Directors. The Stock Awards column represents the grant date fair value under Accounting Standards Codification [ASC] Topic No. 718 based on a closing price of $79.43 per share on December 12, 2016. Assumptions used in the calculation of these amounts are included in footnote [9] to our audited financial statements for the fiscal year ended December 31, 2016 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2017. As of December 31, 2016, the aggregate number of shares of restricted stock held by each non-employee Director was 4,693 shares, except for Mr. Hilton, who joined our Board during 2015, who holds 3,922 shares.*

[2] *All of Messrs. Espeland's and Walls' board fees were deferred under our Non-Employee Director's Deferred Compensation Plan.*

Other Arrangements

We reimburse Directors for reasonable out-of-pocket expenses incurred in connection with attendance at Board meetings, or when traveling in connection with the performance of their services for Lincoln Electric.

Continuing Education

Directors are reimbursed ($5,000 is used as a guideline) for continuing education expenses (inclusive of travel expenses) for programs each Director may elect.

Stock Ownership Guidelines

In keeping with the philosophy that Directors' interests should be aligned with the shareholders' and as part of the Board's continued focus on corporate governance, all of our non-employee Directors must adhere to our stock ownership guidelines. Restricted stock awards count toward the stock ownership guidelines; common shares underlying stock options and shares held in another person's name (including a relative) do not. The stock ownership guidelines can be met by satisfying one of the two thresholds noted in the chart below. As of December 31, 2016, all of our non-employee Directors had satisfied the stock ownership guidelines, except for Mr. Hilton who joined the Board in July 2015. Mr. Hilton has five years from the date of his election to the board to satisfy the stock ownership guidelines. The Nominating and Corporate Governance Committee reviews the guidelines at least every two and a half years to ensure that the components and values are appropriate—a review was conducted during 2016, with the assistance of Korn Ferry as an independent advisor, and it was determined that no changes were necessary other than the share floor amount being reset to a December 2016 level. The next review is anticipated for 2019.

Retainer Multiple		Number of Shares
Shares valued at 4 x annual retainer ($320,000)	OR	4,173*

* Represents shares equal to $320,000 based on the closing price of LECO stock as of December 30, 2016 (the last trading day of the calendar year) of $76.67.

Equity Awards

The 2015 Stock Plan for Non-Employee Directors is the vehicle for the annual and initial grants of stock-based awards.

Under the terms of the awards, shares of restricted stock vest in full three years after the date of grant with accelerated vesting upon a change in control of Lincoln Electric or upon the death or disability of the Director, as well as accelerated vesting of a pro-rata portion of the award upon retirement based on the Director's length of service during the three-year term. During the period in which the shares remain forfeitable, dividends are paid to the Directors in cash.

Deferred Compensation Plan

Adopted in 1995, this plan allows the non-employee Directors to defer payment of all or a portion of their annual cash compensation. This plan allows each participating non-employee Director to elect to begin payment of the deferred amounts as of the earlier of termination of services as a Director, death or a date not less than one full calendar year after the year the fees are initially deferred.

The investment elections available under the plan are the same as those available to executives under our Top Hat Plan, which is discussed below in the narrative of the Nonqualified Deferred Compensation Table.

Our "2020 Vision and Strategy" is focused on key actions and initiatives that generate long-term profitable growth within our targeted markets through value-added solutions and operational excellence. We have established targets in our programs to achieve a long-term 10% compounded annual growth rate (CAGR) in sales, a 15% average Adjusted Operating Income Margin and Return on Invested Capital (ROIC) through an economic cycle, as well as a 15% Average Operating Working Capital to Net Sales (AOWC/Sales) ratio by 2020. We believe this framework engages our business team in creating a value proposition for shareholders that generates above-market returns through an economic cycle while maintaining a short-term focus on improving profitability and driving operating excellence. Our executive compensation designs are structured to align our incentives with this "2020 Vision and Strategy." More information on our business and "2020 Vision and Strategy" can be found in the "Business Overview" section at the beginning of this proxy statement.

The Compensation Discussion and Analysis (CD&A) describes our executive compensation programs and how they apply to our named executive officers (NEOs).

2016 Named Executive Officers (NEOs)

Name	Title
Christopher L. Mapes	Chairman, President and Chief Executive Officer
Vincent K. Petrella	Executive Vice President, Chief Financial Officer and Treasurer
George D. Blankenship	Executive Vice President, President, Americas Welding
Frederick G. Stueber	Executive Vice President, General Counsel and Secretary
Mathias Hallmann	Senior Vice President, President, International Welding

The CD&A contains statements regarding future performance targets and goals. These targets and goals are disclosed in the context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We caution investors not to apply these statements in other contexts.

Executive Compensation Table of Contents

Compensation Discussion & Analysis		Executive Compensation Tables	
Executive Summary	p. 30	Summary of 2016 Compensation Elements	p. 53
Our Compensation Philosophy	p. 36	Summary Compensation Table	p. 54
Elements of Executive Compensation	p. 41	2016 Grants of Plan-Based Awards	p. 56
Other Arrangements, Policies and Practices	p. 48	Holdings of Equity-Related Interests	p. 58
		2016 Pension Benefits	p. 60
		Termination and Change in Control Arrangements	p. 65

EXECUTIVE COMPENSATION //

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Our approach to executive compensation is generally the same as our approach to employee-wide compensation, with a strong belief in pay for performance and a long-standing commitment to incentive-based compensation.

While maintaining our performance-driven culture, our executive compensation program is designed to achieve the following objectives:

- Incentivize our executives to deliver above-market financial results;
- Align management interests with the long-term interests of our shareholders;
- Define performance drivers which support key financial and strategic business objectives;
- Address specific business challenges; and
- Maintain good governance practices in the design and operation of our executive compensation programs, including consideration of the risks associated with those practices.

OVERVIEW

- We maintain a performance-driven culture, with **pay for performance** compensation programs
- **83% of CEO target pay was "at risk"** and, on average, 76% of all NEO target pay was "at risk"
- 93% of the shareholders who voted on "say-on-pay" at last year's Annual Meeting **approved the compensation of our NEOs**
- Mindful of our shareholders' strong support, we have retained our general approach and **emphasis on incentive compensation**

Key Financial Performance

We have a strong track record of delivering increased value to our shareholders and we have typically delivered above-market performance across various financial metrics over many economic cycles. Our long-term "2020 Vision and Strategy" seeks to achieve profitable sales growth both organically and through acquisitions by emphasizing value-added solutions and differentiated technologies to our mix. We anticipate this strategy will yield improved profit margins and returns, and will generate best-in-class financial performance measured against our peer group.

In 2016, sales declined approximately 10% to $2.3 billion on challenged industrial end markets, notably in the oil and gas and heavy fabrication sectors. Despite these headwinds, our strategic emphasis on improved mix, cost management and operational excellence resulted in solid margin, cash flow and return performance and record-level working capital efficiency. Highlights include:

- Reported operating income margin was 12.7%, primarily reflecting the loss on the deconsolidation of our Venezuelan subsidiary (primarily a non-cash charge). Adjusted operating income margin was 14.2%, a modest 50 basis point decline versus prior year;
- Cash flow from operations was $303 million, representing 113% free cash flow conversion of adjusted net income;

- Record Average operating working capital to net sales ratio at 15.6%;
- ROIC of 16.6%; and
- Cash returned to shareholders of $429 million— through a 10% increase in the dividend payout rate and $342 million in share repurchases.

2016 diluted earnings per common share (EPS) was $2.91, which included the unfavorable impact of $0.38 per diluted share related to a loss on the deconsolidation of our Venezuelan subsidiary, partially offset by a discrete income tax item. On an adjusted basis, 2016 EPS was $3.29, as compared with $3.48 in 2015, primarily due to lower volumes.

We continued to pursue our "2020 Vision and Strategy" through the development of innovative solutions and acquisitions. In 2016, we continued to invest approximately 2% of revenue in R&D and launched over 85 new products worldwide. Our investments in innovation maintained a sales vitality index from new products launched in the last five years of 34%, and we achieved a 39% vitality index in equipment systems. Additionally, acquisitions contributed 2.1% to sales performance.

Financial Measures Used For Compensation Purposes

We consider various types of widely reported financial metrics, each of which is related to our executive compensation programs in some way. Some of these financial metrics directly impact our executive compensation programs, while others are the closest approximation to the metrics that we use in our programs. We believe that all of these financial metrics are critical to the short- and long-term growth and performance of our organization.

Short-term financial metrics used to evaluate operational performance and used in our annual bonus design are:

• Adjusted earnings before interest, taxes and bonus (EBITB), and

• Average operating working capital to net sales ratio (AOWC/Sales) for compensation purposes.

The following charts illustrate our performance in these or comparable metrics.



[1] *Excluding special items where applicable. Definitions and a reconciliation of non-GAAP results to our most closely comparable GAAP results are included in Appendix A.*

[2] *See Appendix A for definitions of AOWC/Sales for Compensation Purposes.*

Financial metrics considered in long-term compensation programs include:

- Adjusted net income for compensation purposes growth (over a three-year cycle),
- Three-year average ROIC for compensation purposes indexed to peer performance, and
- Share price appreciation, including dividends, (TSR) versus various indices over a three-year period.

The following tables illustrate Lincoln Electric's Adjusted Net Income for Compensation Purposes, ROIC for Compensation Purposes and TSR performance. ROIC for Compensation Purposes and TSR results are compared to our peer group, S&P 400 Midcap Index (in which we participate), S&P 400 Midcap Manufacturing Index and the S&P 500 Index. The ROIC for Compensation Purposes and TSR percentile rankings show the position of Lincoln Electric's financial results compared to the particular group, with a 50th percentile ranking indicating median (or market) performance. Percentiles below 50 indicate below-market performance, while percentiles above 50 indicate above-market performance. Information is based on the most recently available public information (as accumulated by an independent third party), as of January 2017 when the analysis was performed.



Adjusted Net Income
for Compensation Purposes[1]
($ in millions)

3 Year
Performance
'16 v. '13
(22.8%)
$258
$282
$302
$256
$218
'12
'13
'14
'15
'16

Return on Invested Capital
for Compensation Purposes[1]

19.2%
19.2%
19.8%
15.7%
16.0%
'12
'13
'14
'15
'16

3-Year Average ROIC for Compensation Purposes[2] Performance and Percentile Rank to Peers and Select Indicies

17.7%
11.7%
6.4%
7.3%
Lincoln Electric
Peers
S&P Midcap 400
S&P Midcap 400 Mfg

3-Year (2014-2016) TSR Performance
Percentile Rank to Peers and Select Indicies[1]
(percentile)

36th
28th
36th
42nd
Peers
S&P 500
S&P Midcap 400
S&P Midcap 400 Mfg

3-Year (2014–2016) Average ROIC[2] Performance Percentile Rank to Peers and Select Indices

Peers	S&P Midcap 400	S&P Midcap 400 Mfg
81st	89th	88th

(1) Excludes certain items as approved by the Committee where applicable. See discussion and definitions on page 46 in the "Long-Term Incentive Plan (LTIP)" section in Performance Measures and in Appendix A.

(2) As of September 30, 2016.

3- and 5-Year Total Shareholder Return

The following charts compare the change in the cumulative total shareholder return on our common stock against the cumulative total shareholder return of the S&P Composite 500 Stock Index (S&P 500) and the S&P 400 Midcap Index (S&P 400) for the three-year and five-year periods ending December 31, 2016. The charts assume that $100 was invested at the beginning of each period in each of Lincoln Electric common stock, the S&P 500 and the S&P 400.



Cumulative Indexed Total Shareholder Returns (TSR)

3 Year TSR				5 Year TSR		
LECO	S&P 500	S&P 400		LECO	S&P 500	S&P 400
113	129	129		212	197	203

Pay for Performance, Objectives and Process

In designing our executive compensation programs, a core philosophy is that our executives should be rewarded when they deliver financial results that provide value to our shareholders. Therefore, we have established a program that ties executive compensation to superior financial performance.

To assess pay for performance, we evaluate the relationship between "total direct realizable pay" for the NEOs and our financial performance. "Total direct realizable pay" is calculated based on the actual value of targeted compensation realized by the executive, as further described below. This allows us to understand the degree of alignment between total compensation delivered for the prior three fiscal years and our financial performance, both relative to peers. Because we believe that trend information is an important component of our analysis, we have relied both on current and historical comparisons to assess pay for performance for 2016. This analysis is performed by management's compensation consultant, Willis Towers Watson, which is reviewed by the Compensation and Executive Development Committee (the "Committee") and by its independent consultant, Korn Ferry.

"Financial performance" is a composite of reported adjusted EBIT growth, net income growth, ROIC and TSR (the "composite"), where each metric is equally weighted. "Total direct realizable pay" is the sum of the following components (using comparable components from the peer group):

- Base pay for the applicable three-year period;
- Actual annual bonus paid during the three-year period;
- The value of any in-the-money stock options granted over the relevant three-year period (for Lincoln Electric, this is based on the closing price of Lincoln Electric common stock as of the prior fiscal year-end);
- The value of restricted stock units ("RSUs") granted over the three-year period (for Lincoln Electric, this is based on the closing price of Lincoln Electric common stock as of the prior fiscal year-end); and

- The value of long-term performance units/shares over the relevant three-year period (for Lincoln Electric, for the cycles shown below, this includes payments under our cash long-term incentive program ("Cash LTIP") during the three-year cycle and pro-rata amounts, at target, for awards that are mid-cycle).

As the charts below demonstrate, our financial performance results were slightly below peer group results between the 2013 to 2015 compensation cycle, the most recent period available, with our overall composite financial performance at the 41st percentile and our TSR at the 40th percentile. For the same period, total direct realizable compensation was at the 47th percentile for the NEOs. Pay and performance were below the market median of the peer group but in alignment. In the prior two compensation cycles, pay and performance were misaligned as relative pay was lower than composite financial and TSR performance. Information for the charts below is based on the most recent available data as of July 2016 when the analysis was performed.



2016 Executive Compensation Actions

During 2016, the Committee reviewed the design of executive compensation programs, and, in consultation with its independent advisor, instituted certain actions to better align executive compensation to value drivers in line with our financial performance and shareholder interests. Key actions approved by the Committee include:

- Replaced the cash portion of long-term incentives with performance shares, beginning with 2016 grants associated with the 2016 to 2018 performance cycle.
- Froze benefits under the Retirement Annuity Program (RAP) as of December 31, 2016.
- Froze and vested benefits under the Supplemental Executive Retirement Program (SERP) as of November 30, 2016.

- Created a Restoration Plan effective January 1, 2017 to allow all NEOs, except for Mr. Hallmann, who are subject to IRS limitations on covered compensation in the 401(k) plan to participate in a standard retirement plan design.
- Adjusted the 2016 peer group to exclude companies with sales greater than 2.5 times that of the Company, with the exception of Illinois Tool Works (ITW), as ITW is a global competitor of Lincoln Electric, with its largest presence in the U.S.

In addition, the Committee took actions to respond to challenging business conditions, including:

- Supported a 5% temporary reduction in 2016 base salary for all officers and other key management, including the NEOs, in support of Lincoln Electric's cost-cutting measures (reinstated December 1, 2016).

- Held NEO base salaries flat for 2016 in light of continued cost-cutting measures.

Good Governance Practices

In addition to our emphasis on above-market financial performance and pay for performance, we design our executive compensation programs to be current with best practices and good corporate governance. We also consider the risks associated with any particular program, design or compensation decision. We believe these assessments result in sustained, long-term shareholder value. Some of those governance practices are described in the Compensation-Related Risk portion of the Corporate Governance section above. Other such practices include:

What We Do		What We Don't Do	
Pay for Performance Focus We heavily weight our compensation programs toward variable, "at risk", compensation in addition to performing annual reviews of market competitiveness and the relationship of compensation to financial performance.	✔	**No Guaranteed Pay** We do not provide multi-year guarantees for compensation increases, including base pay, and no guaranteed bonuses.	✗
Balanced Compensation We structure compensation opportunities that are linked to both short- and long-term periods of time, while aligning compensation with several financial performance metrics that are critical to achievement of sustained growth and shareholder value creation.	✔	**No Repricing or Replacement of Underwater Stock Options** We do not reprice or replace underwater stock options without prior shareholder approval.	✗
Double Trigger Provisions for Change in Control We have change in control arrangements that do not provide for tax gross-ups, do not provide for additional retirement service in the SERP, are limited to three times base pay and bonus (for the Chairman, President and CEO, but only two or one times base pay and bonus for other executives) and mainly provide for payments only upon a double (not single) trigger.	✔	**No Payment of Dividends on Unvested Equity** We do not pay dividend or dividend equivalents while executive RSUs are unvested.	✗

What We Do		What We Don't Do	
Stock Ownership Policy We maintain stock ownership requirements for our officers and directors, with a mid-cycle review to ensure they remain appropriate.	✔	**No Excessive Perks** We do not pay excessive perks; our perks are modest, consisting of financial planning (for which imputed income is charged), an annual physical examination and reimbursement of club dues (for which, if not used exclusively for business purposes, imputed income is charged).	✗
Clawback Policy We maintain a broad clawback policy that applies to all recent incentive awards for officers.	✔	**No Excise Tax Gross-Ups or Tax Reimbursements** We do not provide tax gross-up payments or tax reimbursements on compensation and benefits, other than tax equalization benefits that are available to all employees who are on international assignment and modest gross-up payments on employee relocation benefits (and which are a standard component of a U.S. company's relocation benefits).	✗
Independent Compensation Committee and Consultants We utilize independent directors with significant experience and knowledge of the drivers of our long-term performance, coupled with independent compensation consultants and legal advisors, retained directly by the Committee, to provide input and recommendations on our executive compensation programs.	✔	**No Hedging or Pledging** We do not permit hedging activities, such as cashless collars, forward sales, equity swaps and other similar arrangements. In addition, our insider trading policy prohibits the pledging of Lincoln Electric stock on a going-forward basis.	✗

Our Compensation Philosophy

Core Principles

Our executive compensation programs consist of four main components: (1) base pay, (2) annual bonus (EMIP), (3) long-term incentives and (4) benefits/perquisites, all of which are discussed in more detail below. Base pay is targeted at the 45th percentile of the competitive market (below market), while target total cash compensation (which includes an annual bonus that incorporates financial targets) is set at the 65th percentile of the market (above market). Long-term incentive compensation is set at the 50th percentile (at market), and is divided equally among three programs: (1) stock options, (2) restricted stock units (RSUs), and (3) a Performance Share LTIP. Although not targeted to a specific competitive level, we believe our benefits, taken as a whole, are at the market median and our executive perquisites are below the market median.

We place the greatest emphasis on programs that reward financial and individual performance while striking a balance between different programs that reward both short-term and long-term financial performance. We believe that this structure is the most effective way to attract, motivate and retain exceptional employees. We use a variety of financial metrics in the operation of our programs (namely Earnings before Interest, Taxes and Bonus (EBITB), Adjusted Net Income for Compensation Purposes growth, Average Operating Working Capital to Sales (AOWC/Sales) for Compensation Purposes, Return on Invested Capital (ROIC) for Compensation Purposes and share price appreciation) and we use a mixture of consolidated and business-specific financial goals, with no one factor receiving an excessive weighting.*

Please refer to Appendix A for definitions of certain financial metrics.

We use base pay and benefits to deliver a level of fixed compensation since our compensation programs are heavily weighted toward variable compensation. Therefore, fixed components, such as base pay, are generally set at or below the competitive market for each position, while incentive-based compensation, such as annual bonuses, are set at or above the competitive market and require above market financial performance. However, because annual bonuses (EMIP) reward short-term operating performance and are paid in cash, our long-term incentive compensation programs are weighted more heavily toward rewards for share price appreciation and long-term profitability. To further align our realizable compensation with share price appreciation or depreciation, beginning in 2016, the cash portion of the long-term incentive plan has been replaced with performance shares (PSUs). Individual performance also plays a key role in determining the amount of compensation delivered to an individual in many of our programs, with our philosophy being that the best performers should receive the greatest rewards. In addition, for 2016, as the charts below demonstrate, 83% of the CEO's compensation mix was "at risk" and 76% of the NEOs compensation mix was "at risk."

The following is a summary of our 2016 executive compensation and how each component fits within our core principles:



CEO Target Compensation Mix

NEO Target Compensation Mix

■ Base (fixed)   ■ Annual Bonus (EMIP)   ■ Stock Options   ■ Restricted Stock Units   ■ Performance Shares   ▨ Long-Term

The Roles of the Committee, External Advisors and Management

The Committee, which consists solely of non-employee Directors, has primary responsibility for reviewing, establishing and monitoring all elements of our executive compensation programs. The Committee is advised by independent executive compensation consultants, Korn Ferry, and independent legal counsel. Management provides recommendations and analysis to the Committee, and is supported in those efforts by its own executive compensation consultant.

Role of the Committee

Compensation-Related Tasks	Organizational Tasks
Reviews, approves and administers all of our executive compensation plans, including our equity plans	Evaluates the performance of the CEO, with input from all non-employee directors
Establishes performance objectives under our short- and long-term incentive compensation plans	Reviews the performance capabilities of the other executive officers based on input from the CEO
Determines the attainment of those performance objectives and the awards to be made to our executive officers under our short- and long-term incentive compensation plans	Reviews succession planning for officer positions, including the position of the CEO
Determines the compensation for our executive officers, including salary and short- and long-term incentive opportunities	Reviews proposed organization or responsibility changes at the officer level
Reviews compensation practices relating to key employees to confirm that these practices remain equitable and competitive	Reviews our practices for the recruitment and development of a diverse talent pool
Reviews new employee benefit plans or significant changes in such plans or changes with a disproportionate effect on our officers or primarily benefiting key employees	

Role of External Advisors

The Committee receives assistance and advice from its independent executive compensation consultants at Korn Ferry, which has been retained by the Committee for several years. Korn Ferry advises on matters including competitive compensation analysis, executive compensation trends and plan design, peer group company configuration, competitive financial performance and financial target setting. The Committee, however, is not bound by the input, advice or recommendations of its consultant. While some of the analysis and data collection may be prepared initially by management (or its consultant), all work is reviewed by Korn Ferry, who discusses their findings directly with the Committee.

Korn Ferry reports directly to the Chairperson of the Committee and meets with the Committee in executive session without the participation of management. Considering all relevant factors, as required by the compensation consultant independence standards set forth in applicable SEC rules and Nasdaq listing standards, we are not aware of any conflict of interest that has been raised by the work performed by Korn Ferry. In addition, from time to time the Committee has retained the services of independent legal counsel to provide input on various matters. We are not aware of any conflict of interest related to the work performed by independent legal counsel, considering all factors required by Nasdaq listing standards.

Willis Towers Watson provides executive compensation and other services directly to management. For executive compensation, Willis Towers Watson performs the data analysis on competitive compensation, competitive financial performance and financial target setting. That analysis is provided to the Committee's consultant in advance to allow them to comment upon the findings and any recommendations being made by management.

Role of CEO and Management

Our management (particularly the Chief Executive Officer, the Chief Financial Officer and the Chief Human Resources Officer) provides recommendations to the Committee relative to the philosophies underlying our compensation programs, components of these programs and levels of compensation. Specifically, the Chief Executive Officer recommends the compensation for the other executive management positions and provides the Committee with assessments of their individual performance, both of which are subject to Committee review. Relative to compensation setting, the Committee reviews the Chief Executive Officer's recommendations and discusses them with their independent, executive compensation consultant to ensure the compensation recommendations are in line with our program's stated philosophies and are reasonable when compared to our competitive market. Relative to individual performance assessments, which are based on achievement of various financial and leadership objectives set by the Chief Executive Officer, the Committee reviews specific performance components and makes suggestions for modifications where warranted.

Our Methodologies

Selection of Compensation Elements

As part of its annual review, the Committee evaluates whether changes in the philosophy or structure are warranted in light of emerging trends, business needs and/or financial performance. The Committee then uses competitive market data, performance assessments and management recommendations to set the pay components along the targets described above (for example, 45th percentile for base pay). Actual pay for executive management will generally fall within a range of these targets (plus or minus 20%). Absent significant increases due to promotion, increases for break-through individual performance or significant changes in the competitive market data, pay increases are generally in line with national trends.

Market Comparison Data

We collect competitive market compensation data from multiple nationally published surveys, from proxy data for a peer group of companies and from proxy data for companies in the S&P Midcap 400 Index. Nationally published survey market compensation data is statistically determined (through regression analysis) to approximate our revenue size and aged to approximate more current data. Even though still used for survey data, regression analysis is no longer used to approximate our revenue size for peer group compensation data, as the peer group was modified in 2016 to remove all companies with sales greater than 2.5 times that of Lincoln Electric, with the exception of Illinois Tool Works (ITW), as detailed below.

Peer Group

We use a peer group of publicly traded industrial companies that are headquartered in the U.S., as well as non-U.S. headquartered companies that are listed on a U.S. exchange, that serve a number of different market segments and that have significant foreign operations. These are companies for which Lincoln Electric competes for talent and shareholder investment. In addition, we only select companies with solid historical financial results (removing companies from the peer group when their financial performance has consistently fallen below an acceptable level) and companies with sales that are within 2.5 times that of Lincoln Electric, with the exception of ITW, as ITW is a global competitor with its largest presence in the U.S. The Committee conducts an annual review of our peer group.

For 2016, our peer group consisted of the following 19 publicly traded industrial corporations:

Ametek Inc	Donaldson Co	ITT Corp	Roper Industries
Carlisle Companies Inc	Flowserve Corporation	Kennametal Inc	SPX Corp
CLARCOR Inc	Graco Inc	Nordson Corporation	The Toro Company
Colfax Corporation	IDEX Corp	Regal Beloit Corporation	The Timken Company
Crane Company	ITW	Rockwell Automation	

Executive Compensation Structure

Business Needs. The Committee's independent compensation consultant (Korn Ferry) assists in presenting information about emerging trends in executive compensation, along with Committee members' own reading and study. These trends are considered in light of our compensation philosophies and various business needs. Business needs that are evaluated can include: talent attraction or retention strategies, growth expectations, strategic programs, cost-containment initiatives, management development needs and our company culture. No single factor guides whether changes will be made. Instead, the Committee uses a holistic approach, considering a variety of factors.

Individual Performance. Individual performance is a significant factor in determining annual changes (up or down) to pay components. In addition, the annual bonus includes an individual performance component in determining the percentage of target to be paid (described below and as noted in the annual bonus (EMIP) matrix). Individual performance is measured against how well an executive achieves objectives established for him or her at the beginning of the year. For the past three years, individual performance ratings for the annual bonus for officers have ranged from 110 to 130.

Pay for Performance Review. In determining whether changes will be made to the existing philosophy or structure and before setting compensation levels for the upcoming year, the Committee conducts its annual assessment of Lincoln Electric's financial performance and pay for performance (both of which are described above). These reviews are used to evaluate whether executive compensation is properly aligned with our financial performance.

In setting 2016 compensation (which was done in the first quarter of 2016), the Committee reviewed the composite financial performance for Lincoln Electric (which included Adjusted EBIT growth, net income growth, ROIC and 3-year TSR) versus those same metrics for the peer group companies, and it compared the level of total direct realizable pay for our NEOs versus similar individuals in the peer group companies. As the pay for performance review was done in July 2015, the most recent period used for the analysis was the 2012 to 2014 compensation cycle.

For the 2012 to 2014 compensation cycle and the two cycles prior, financial performance results were above peer group results; however, total direct realizable compensation was below. Therefore, we had generally paid below our compensation targets for above market financial performance, indicating ongoing misalignment between our executive compensation programs and Lincoln Electric's financial performance. Accordingly, the Committee had taken actions to improve the alignment of executive compensation with shareholder interests, including modifying the annual bonus (EMIP) matrix in 2015, modifying the vesting period on RSUs to three years from five years beginning with grants awarded after October 2015, and replacing the cash portion of long-term incentives with performance shares beginning with 2016 grants associated with the 2016 to 2018 performance cycle.

Timing of Compensation Determination and Payouts

Base pay, annual bonus targets and long-term incentive awards are set at a regularly scheduled Committee meeting held in the first quarter of the year. This change was made during 2014, as compensation used to be determined at the regularly scheduled Committee meeting held in the last quarter of the year (normally in December). Due to this change in timing, there were no stock option and RSU awards for 2014, as shown in the Summary Compensation Table. Payout amounts for the annual EMIP (bonus) and the Cash LTIP are determined after year-end, at the first available Committee meeting of the following year (normally in February) or a subsequent special meeting (normally in March), once final financial results are available. As mentioned above, beginning with the 2016 to 2018 performance cycle, the Performance Share LTIP replaced the Cash LTIP. Compensation associated with the Cash LTIP is disclosed in the Summary Compensation Table when realized (at the end of the cycle) and compensation associated with the Performance Share LTIP is disclosed when granted (at the beginning of the cycle). Therefore, compensation associated with the 2014 to 2016 Cash LTIP and the 2016 to 2018 Performance Share LTIP are both disclosed in the 2016 Summary Compensation Table.

Elements of Executive Compensation

Each compensation component for our NEOs is described below, with specific actions that were taken during 2016 noted. For 2016 compensation amounts, please refer to the Summary Compensation Table and other accompanying tables below.

Base Pay

Base compensation is provided to our executives to compensate them for their time and proficiency in their positions, as well as the value of their job relative to other positions at Lincoln Electric. Base salaries are set based on the executive's experience, expertise, level of responsibility, leadership qualities, individual accomplishments and other factors. That being said, we aim to set base salaries at approximately the 45th percentile of the market (slightly below market) in keeping with our philosophy that greater emphasis should be placed on variable compensation.

2016 and 2017 Base Pay

During 2016, officers, including all NEOs, were on a temporary 5% base salary reduction in connection with Lincoln Electric's cost-cutting measures that was not reinstated until December 1, 2016. As the temporary base salary reduction was in effect at the time of increase evaluations, the Committee did not approve any increases to the NEOs' 2016 base salaries.

NEO	Increase %	2016 Base Salary[1]
C. L. Mapes	0%	$907,000
V. K. Petrella	0%	$475,000
G. D. Blankenship	0%	$500,000
F. G. Stueber	0%	$410,000
M. Hallmann[2]	0%	€275,000

1 *Does not reflect the temporary 5% base salary reduction that was in effect through December 1, 2016.*

2 *Mr. Hallmann's base salary is approved and paid in Euros. This amount is converted for reporting purposes within the Summary Compensation Table using the annual average FX Rate.*

For 2017, the average base salary increase for the NEOs was 3.2%.

Annual Bonus (EMIP) and Total Cash Compensation

The Executive Management Incentive Plan (EMIP) provides executive officers, including the NEOs, with an opportunity to receive an annual cash bonus. We believe that, given base pay is below market, annual cash bonus opportunities should be above average to balance some of the risk associated with greater variable compensation. However, we also believe that above-market pay should only be available for superior individual and financial performance. Therefore, we target total cash compensation (base and bonus target) at the 65th percentile of the market, but use a structure that provides payments of above-average bonuses only where the individual's performance, that of the consolidated company and that of his or her particular segment or business unit warrant it.

ANNUAL BONUS (EMIP) MATRIX

The percentage of target bonus actually paid is based upon a matrix that takes into account financial performance and an executive's individual performance. If either of these factors is not met, the percentage of target bonus paid is reduced, with the potential that no bonus will be paid. If either of these factors exceeds expectations, the percentage paid can be above the target amount.

As mentioned above, the EMIP matrix was modified in 2015, such that performance hurdles were adjusted on the high and low end of the matrix to increase or reduce payouts for higher or lower levels of performance, including increasing the potential maximum payout from 160% to 180%. The 2016 EMIP matrix used is consistent with the prior year matrix.

2016 EMIP Matrix

Individual Performance Rating	Financial Performance							
	50%	60%	70%	80%	90%	100%	110%	120%
	Percentage Payout							
130	0	50%	80%	100%	130%	150%	160%	180%
120	0	40%	70%	90%	120%	135%	150%	160%
110	0	30%	60%	80%	110%	120%	140%	150%
100	0	20%	50%	60%	90%	**100%**	135%	145%
95	0	0	20%	50%	80%	90%	115%	125%
90	0	0	0	20%	50%	80%	100%	110%
85	0	0	0	0	20%	50%	60%	70%
80	0	0	0	0	0	20%	30%	50%
75	0	0	0	0	0	0	0	0

The Committee has discretion to approve EMIP payments outside of the strict application of this matrix. For the 2016 EMIP payments, the Committee made an adjustment to Mr. Petrella's payout in recognition of his leadership in executing the Company's capital allocation strategy. EMIP payout determinations for the 2016 performance period were made in the first quarter of 2017.

Annual Bonus (EMIP) Financial Metric

A portion of the EMIP financial component is based upon achievement of company consolidated financial performance against budget and another portion may be attributable to segment financial performance against budget, depending upon the individual's span of responsibility. By varying the financial metrics used based upon areas of responsibility, it is possible that certain participants will receive a higher percentage of target bonus while others will receive a lower percentage of target where the segment performance for one participant is better than the segment performance for the other. This is a key component of our pay for performance and incentive-based philosophies. For 2016, consolidated and most segment results were nearly at or below budgets.

2016 EMIP payouts for all officers ranged from 2% below target to 90% above target, with an average payout of 29% above the target amounts.

The following is a summary of the financial components used for 2016 for the NEOs:

2016 Annual Bonus (EMIP)—Financial Metrics Used

NEOs	Consolidated Results	Segment Results
Christopher L. Mapes—Chairman, President & CEO	100%	—
Vincent K. Petrella—EVP, CFO & Treasurer	100%	—
George D. Blankenship—EVP; President, Americas Welding	50%	50% Americas Welding
Frederick G. Stueber—EVP, General Counsel & Secretary	100%	—
Mathias Hallmann—SVP; President, International Welding	25%	75% International Welding

EBITB. One of the EMIP financial metrics is the achievement of earnings before interest, taxes and the bonus referred to above (EBITB) as compared to budget. Since 2011, this metric accounts for 75% of the EMIP financial component. EBITB to budget has been used as the financial metric for the annual bonus since its inception in 1997 because it is an important indicator of profitability. Budgets are set aggressively (based on the local and global economic climate), at the beginning of the year, are reviewed by the Finance Committee of the Board and are approved by the full Board. The following is a summary of historical consolidated results:

Historical EBITB to Budget (Consolidated Results since 1997)

	Consolidated Results
Average	101%
Highest Level	141%[1]
Lowest Level	67%

[1] Capped at the time (2004), at 120%.

When performance goals are set, we believe that there is an equal probability of achieving EBITB to budget in any year, although the cyclical nature of our business may increase the probability in some years and decrease it in others. For 2016, the consolidated EBITB budget was set at $444.1 million and actual performance for 2016, as adjusted, measured at budgeted exchange rates, was $410.7 million. The Americas Welding Segment EBITB budget was set at $371.4 million and actual performance for 2016, as adjusted, measured at budgeted exchange rates, was $342.0 million, or an achievement of 92.1% of budget. The International Welding Segment EBITB budget was set at $95.0 million and actual performance for 2016, as adjusted, measured at budgeted exchange rates, was $65.3 million, or an achievement of 68.7% of budget.

AOWC/Sales for Compensation Purposes. Since 2007, a second EMIP financial metric, namely the achievement of budget for average operating working capital (AOWC) as compared to sales (AOWC/Sales), has been used as a reflection of our commitment to improving cash flow. Since 2011, AOWC/Sales for Compensation Purposes has accounted for 25% of the EMIP financial component. The following is a summary of historical consolidated results:

Historical AOWC/Sales to Budget (Consolidated Results since 2007)

	Consolidated Results
Average	101%
Highest Level	111%
Lowest Level	88%

Like EBITB, we believe that there is an equal probability of achieving AOWC/Sales for Compensation Purposes to budget in any given year, although the cyclical nature of our business may increase the probability in some years and decrease it in others. For 2016, the consolidated AOWC/Sales for Compensation Purposes budget was set at 20.4% (2015 performance was 21.9%) and actual performance for 2016, excluding businesses acquired during the year, was 21.2% demonstrating improvement over 2015. The Americas Welding Segment AOWC/Sales for Compensation Purposes budget was set at 17.9% and actual performance for 2016, excluding businesses acquired during the year, was 17.5%, or an achievement of 102.3% of budget; and the International Welding Segment AOWC/Sales for Compensation Purposes budget was set at 29.5% and actual performance for 2016 was 31.1%, or an achievement of 94.5% of budget.

2016 Annual Bonus (EMIP) and Total Cash Compensation

The 2016 EMIP annual bonus targets for the NEOs were established according to the principles discussed above. For 2016, target bonuses remained the same for all NEOs except Mr. Hallmann which was increased by 9.1% reflecting his additional responsibilities for our International Welding Segment as well as to align his total targeted cash compensation closer to the 65th percentile. The 2016 EMIP targets for the NEOs placed their total targeted cash compensation (base and bonus targets), on average, at the 65th percentile of market.

In approving the 2016 EMIP payments, the Committee assessed our EBITB performance and AOWC/Sales for Compensation Purposes performance against budget for consolidated and segments, as applicable. On average, 2016 EMIP payments for the NEOs were 11% higher than the 2015 payments and 36% above their 2016 target amounts, as shown below. In addition, the Committee has discretion to approve EMIP payments outside of the strict application of this matrix. The Committee made an adjustment to Mr. Petrella's payout in recognition of his leadership in executing the Company's capital allocation strategy. These bonus payments resulted in total cash compensation (base and actual EMIP (annual bonus)) for the group that was, on average, above the 65th percentile of the market.

NEO	Target Award Opportunity $	Target Award Opportunity as a % of Base Salary	Maximum Award Opportunity Based on Matrix	Actual Award	Actual Award as a % of Target
C. L. Mapes	$1,252,000	138%	$2,253,600	$1,667,038	133%
V. K. Petrella	$ 450,000	95%	$ 810,000	$ 854,440[1]	190%
G. D. Blankenship	$ 450,000	90%	$ 810,000	$ 593,235	132%
F. G. Stueber	$ 330,000	80%	$ 594,000	$ 423,984	128%
M. Hallmann	€ 300,000	109%	€ 540,000	€ 294,420	98%

[1] The Committee made an adjustment to Mr. Petrella's payout in recognition of his leadership in executing the Company's capital allocation strategy.

2017 Annual Bonus (EMIP) and Total Cash Compensation

The 2017 EMIP targets for the NEOs, approved in the first quarter of 2017, were established by the Committee in consultation with Korn Ferry, based on our compensation philosophies as well as competitive market data as discussed above. The 2017 bonus targets for the NEOs are consistent with the 2016 target amounts.

Long-Term Incentives

We believe that long-term incentive opportunities should be provided to focus rewards on factors that deliver long-term sustainability and should be established at the median (or 50th percentile) of the market. We have targeted the median of the market, in keeping with our pay for performance philosophy, because we believe that superior long-term financial growth itself should be the main driver of above-market long-term incentive compensation. We also believe that different financial metrics help drive long-term performance. Therefore, we have established a structure for long-term incentives that combines several different long-term metrics, with the greatest emphasis placed on share appreciation and non-cash awards.

For 2016, our long-term incentive program is made up of three components: (1) stock options, (2) RSUs and (3) a Performance Share LTIP. The value of each is weighted equally. This provides an even balance with respect to the different attributes and timing associated with each type of award. Annual awards of all three components are made to EMIP participants, including the NEOs. As noted above, the 2016 long-term incentive program was modified slightly from prior years, as beginning with the 2016 to 2018 performance cycle, the cash portion of the LTIP was replaced with performance shares.

Long-term incentive awards are set at regularly-scheduled Committee meetings held in the first quarter of the year. This change was made during 2014, as compensation used to be determined at the regularly scheduled Committee meeting held in the last quarter of the year (normally in December). Due to this change in timing, there were no stock option or RSU awards for 2014, as shown in the Summary Compensation Table. Payout amounts for the Cash or Performance Share LTIP are determined after year-end at the first available Committee meeting of the following year (normally in February) or a subsequent special meeting (normally in March), once final financial results are available. Compensation associated with the Cash LTIP is disclosed in the Summary Compensation Table when realized (at the end of the cycle) and compensation associated with the Performance Share LTIP is disclosed when granted (at the beginning of the cycle). Compensation associated with the 2014 to 2016 Cash LTIP and the 2016 to 2018 Performance Share LTIP are both disclosed in the 2016 Summary Compensation Table and discussed in more detail below.

Stock Options

All EMIP participants (including the NEOs) and other senior leaders receive an annual stock option award. A total of 24 employees received stock options in February 2016. Stock options vest ratably over a three-year period.

Restricted Stock Units

All EMIP participants (including the NEOs) receive an annual RSU award. Recognizing that equity awards are a valuable compensation tool, we also extend RSUs to senior leaders, managers and significant contributors, regardless of their position within Lincoln Electric. A total of 290 employees (including our NEOs) received RSUs in February 2016. Beginning with grants awarded after October 2015, RSUs vest in full after three years of continuous service.

Long-Term Incentive Plan (LTIP)

A cash long-term incentive plan, or Cash LTIP, has been in place for officers (EMIP participants) since 1997. As previously discussed, during 2015, the Committee modified the executive compensation program to replace the cash incentive with performance shares, or the Performance Share LTIP, to be effective with the 2016 annual equity grants and the 2016 to 2018 performance cycle. The terms of the awards mirror the performance objectives tied to the Cash LTIP but payouts will be in shares of Lincoln Electric common stock.

The Performance Share LTIP is designed to offer reward opportunities aligned with the long-term performance of Lincoln Electric. Target share amounts for the plan are set each year at the beginning of a three-year performance cycle based on a 7-day historical average of the stock price, up to and including the grant date, as mentioned above. Because awards are made each year and because each award relates to a three-year performance cycle, three different cycles will be running at any point in time. The percentage of the target shares actually paid at the end of the applicable three-year cycle will be based upon achievement of three-year company performance against pre-established performance thresholds. Each plan has six to seven performance thresholds with percentage payouts attributable to those thresholds ranging from 0% to 200% of target. The Committee retains discretion to modify payments to any participant, to modify targets and/or to modify the performance thresholds (up or down).

Performance Measures. Since its inception, the LTIP has used a performance measure of growth in adjusted net income for Compensation Purposes over the three-year cycle. Beginning in 2009, the Committee added a second metric of ROIC for Compensation Purposes and gave these two financial metrics a 50/50 weighting. The adjusted net income metric is an absolute metric. For the 2014 to 2016 performance cycle, the growth in adjusted net income over the three-year cycle is based on growth above $282,481,000 (which was the adjusted net income for 2013 when the 2014 to 2016 performance cycle was set). As the 2014 to 2016 Cash LTIP table below demonstrates, to pay 100% of target, adjusted net income growth over the three-year cycle must be at or above 40% of $282,481,000 (or $395,473,000).

From time to time, the Committee has considered and approved certain limited adjustments to reported net income (both positive and negative) in determining Adjusted Net Income for Compensation Purposes to evaluate achievement of performance against the thresholds. Each adjustment is reviewed in detail before it is made. The types of adjustments the Committee has considered include: rationalization charges, certain asset impairment charges, the gains and losses on certain transactions including the disposal of certain assets and other special items. To the extent an adjustment relates to restructuring or rationalization charges that are intended to improve organizational efficiency, a corresponding charge (equal to the adjustment) is amortized against future years' adjusted net income until that adjustment is fully offset against the intended savings (generally this amortization occurs over a three-year period).

The ROIC for Compensation Purposes metric for the 2014 to 2016 performance cycle is a relative value that is derived based on our performance as compared to our proxy peer group (as opposed to an absolute value). In this 2014 to 2016 performance cycle, certain adjustments have been approved by the Committee in comparably measuring performance. In 2015, pension settlement charges primarily related to the purchase of a group annuity contract were excluded. In 2016, the ROIC for Compensation Purposes calculation was adjusted to exclude the incremental balance in cash and marketable securities as of December 31, 2016 compared with the December 31, 2013 balance, as well as interest expense, associated with the long-term notes drawn as a result of the execution of our capital allocation strategy.

Performance Thresholds. In setting the performance thresholds for a new three-year period, the Committee considers various factors, including historical performance against established thresholds. We believe there is a 50% probability of achieving the Adjusted Net Income for Compensation Purposes growth thresholds for a 100% payout when initially determining the target growth for any cycle. For the 2014 to 2016 plan, the Committee did not make any modifications to the three-year adjusted net income growth performance thresholds or the three-year average ROIC relative to peer thresholds.

Timing for Setting Performance Measure and Performance Thresholds. Performance targets are set at the beginning of the first fiscal year in the cycle. This timing allows the Committee to see our final financial results for the prior year and allows for more current macro-economic projections to be used.

2014 to 2016 Cash LTIP. The following is a summary of the performance metric ranges of all seventeen completed plan cycles, including the most recently completed cycle (2014 to 2016):

Ranges of All Prior 3-Year LTIP Cycles

Performance	Payout Amount	3-Year Adjusted Net Income for Compensation Purposes Growth	3-Year Average ROIC for Compensation Purposes
	% of Target	LTIP Metric since 1997	LTIP Metric since 2009
Threshold	25%	0% to 15%	40th %ile to 40th %ile
	50%	3% to 25%	50th %ile to 50th %ile
Target	100%	6% to 40%	60th %ile to 65th %ile
	150%	9% to 60%	75th %ile to 75th %ile
Maximum	200%	15% to 80%	90th %ile to 90th %ile
Actual Payout Range		0.0% to 200.0%	87.6% to 176.3%

For the 2014 to 2016 cycle, because the net income performance threshold was not met but the ROIC for Compensation Purposes performance threshold was exceeded, payouts were made at 85.2% of target. Payments under the plan have been made in twelve out of the seventeen completed three-year cycles. The following is the most recently completed cycle (2014 to 2016):

2014 to 2016 Cash LTIP

Performance	Payout Amount	3-Year Adjusted Net Income for Compensation Purposes Growth		3-Year Average ROIC for Compensation Purposes	
	% of Target	Absolute LECO Net Income ['000s]		Relative to LECO Peer Group	
Threshold	25%	10%	$310,729	40th %ile	9.8%
	50%	25%	$353,101	50th %ile	11.5%
Target	100%	40%	$395,473	65th %ile	15.9%
	150%	60%	$451,970	75th %ile	16.8%
Maximum	200%	80%	$508,466	90th %ile	18.7%
Actual Payout	85.2%	0%	@ 50% Weighting 0%	170.3%	@ 50% Weighting 85.2%

As shown above, the current plan cycle contains two metrics, each with a 50% weighting. Lincoln Electric's Adjusted Net Income for Compensation Purposes growth over the three-year period declined 22.8%, which did not result in a payout as the threshold of 10% net income growth was not met. Lincoln Electric's three-year average return on invested capital (ROIC) for Compensation Purposes, as compared to its peer group, was at the 81st percentile, which generated a 170.3% of target payout for this metric. Combining the payouts for both metrics, the resulting final payout for the 2014 to 2016 Cash LTIP was 85.2% of the target amounts. Excluding the aforementioned 2016 ROIC adjustment, the 2014 to 2016 cycle would have generated a payout equal to 58.5% of target. A payout at 58.5% would have resulted in the CEO's award being lower by $204,533 and the remaining NEOs' aggregate awards being lower by $176,267.

NEO	Target Award Opportunity $	Maximum Award Opportunity Based on Thresholds	Actual LTIP %	Actual Award
C. L. Mapes	$767,000	$1,534,000	85.2%	$653,228
V. K. Petrella	$234,000	$ 468,000	85.2%	$199,290
G. D. Blankenship	$184,000	$ 368,000	85.2%	$156,707
F. G. Stueber	$160,000	$ 320,000	85.2%	$136,267
M. Hallmann	$ 83,000	$ 166,000	85.2%	$ 70,688

2016 Long-Term Incentives

In evaluating 2016 long-term incentive compensation (at the beginning of 2016), the Committee reviewed 2014 and 2015 compensation versus the competitive benchmarks. The Committee concluded that overall the long-term incentives for the NEOs were at our 50th percentile target when compared to both survey and proxy data. With the exception of Mr. Stueber, all of the NEOs received the same targeted value of their 2016 long-term incentive awards as their 2015 level (no increase). As Mr. Stueber was below market, he received an 8% increase in his 2016 long-term incentive award target, still placing his award slightly below the 50th percentile of market. All of these awards are subject to our Recovery of Funds Policy, which is discussed below.

2017 Long-Term Incentives

In evaluating 2017 long-term incentive compensation (at the beginning of 2017), the Committee reviewed 2015 and 2016 compensation versus the competitive benchmarks. The Committee adjusted 2017 long-term incentives for the NEOs on average 3.7%, which excludes both a special RSU award to Mr. Petrella of $500,000 and Mr. Stueber, who did not receive an award due to his pending retirement.

Valuation of Equity Awards. Beginning with the 2016 annual grant, for shares under our 2015 Equity and Incentive Compensation Plan, the Committee established set valuation methods in order to convert the approved long-term incentive compensation values to shares upon the grant date. These methods consider a 7-day historical average of the stock price, up to and including the grant date, for RSUs and performance shares and the grant date Black-Scholes for stock options.

Normal Cycle and Out-of-Cycle Equity Awards. The Committee has discretion in awarding grants to EMIP participants and does not delegate its authority to management, nor does management select or influence the award dates. Occasionally, the Committee may approve limited, out-of-cycle special awards for specific business purposes or in connection with executive promotions or the hiring of new executive employees. However, the date used for awards to all EMIP participants, including the NEOs, is the date of a regularly scheduled Committee meeting, which is fixed well in advance and generally occurs at the same time each year.

At the July 2015 meeting, the Committee approved delegated authority to the CEO to designate awards through 2016 to certain employees under the 2015 Equity and Incentive Compensation Plan, subject to specific limits established. The CEO can only grant option and RSU awards and cannot grant awards to any executive officers, Section 16 officers or greater-than-10% beneficial owners of the Company, and must be granted per the agreements and vesting terms already approved by the Committee.

Other Arrangements, Policies and Practices

Overview of Benefits

We intend to provide a competitive group of benefits for all of our employees targeted at the 50th percentile of the market. Some aspects of our benefit programs are considered non-traditional due to their relationship with our pay for performance and incentive-based philosophies. For example, the premiums for Lincoln Electric-provided medical coverage are 100% paid by employees, including the NEOs, on a pre-tax basis. Premiums for dental coverage, which is a voluntary benefit, are also 100% paid by employees. Life insurance coverage paid fully by Lincoln Electric is set at $10,000 per employee, including the NEOs, although employees may purchase additional insurance at their own cost. The NEOs participate in this same cost-sharing approach. We attempt to balance our various non-traditional programs (such as those with a significant portion of the cost borne by the employee) with more traditional programs. Mr. Hallmann, a non-U.S. NEO, participates in the standard benefit programs per his work location.

We also provide accidental death and dismemberment benefits to officers, due to the significant amount of travel required in their jobs. Under this program, the premiums of which are paid by Lincoln Electric, a participant's beneficiary would receive a payment of five times annual total cash compensation up to a maximum of $3,000,000 for executive officers and $2,000,000 for other officers upon an officer's accidental death. The policy also provides dismemberment benefits of up to 100% of the death benefit in the event an officer is permanently and totally disabled as a result of an accident, and it provides for medical evacuation coverage as a result of an accident.

Retirement Programs

Retirement benefits are provided to our NEOs through the following programs:

• The Lincoln Electric Company Retirement Annuity Program (RAP) had been in effect for eligible employees hired before 2006. Effective January 1, 2006, new employees are no longer eligible to participate in the RAP but became eligible for Financial Security Plan Plus (FSP Plus) benefits under The Lincoln Electric Company Employee Savings Plan described below. Effective July 1, 2012, the RAP was amended to add a lump-sum distribution option where participants can elect to receive a lump-sum distribution paid out either in full upon retirement or paid out over five years. Mr. Mapes is not a participant in the RAP but became a participant in the FSP Plus benefits in September 2012 upon meeting the eligibility requirements. Similarly, Mr. Hallmann is not a participant in the RAP or the FSP Plus, as he is on a local retirement program in Germany. Effective as of December 31, 2016, the RAP was amended to cease all future benefit accruals for all participants, so that the participants will not earn any additional benefits under the RAP after December 31, 2016. The estimated retirement benefits under the RAP for the NEOs that are shown in the Pension Benefits Table below are based on the NEOs frozen benefit under the RAP as of December 31, 2016.

• The Supplemental Executive Retirement Plan (SERP) has been in effect since 1994 but has been closed to new participants since 2005. The purpose of the SERP is, in part, to make up for limitations imposed by the U.S. Internal Revenue Code on payments under tax-qualified retirement plans, and, primarily, to provide an aggregate competitive retirement benefit for SERP participants in line with our overall 50th percentile objective. Participation in the SERP is limited to individuals approved by the Committee. Compensation covered by the SERP is the same as shown in the salary and bonus columns of the Summary Compensation Table below. Certain terms of the SERP may be modified as to individual participants, upon action by the Committee. Except with respect to the award of additional prior service to Mr. Stueber (in 1995), as described below, there have been no other modifications to the terms of the SERP for the NEOs. Mr. Mapes and Mr. Hallmann do not participate in the SERP as they were hired after 2005. Effective as of November 30, 2016, the SERP was amended to cease all future benefit accruals and to fully vest the accrued benefit as of November 30, 2016 of each of the active SERP participants who had a benefit under the SERP. As of November 30, 2016, there were four active participants who had a benefit under the SERP. Effective as of December 1, 2016, pursuant to the amendment to the SERP, the value of the frozen accrued vested benefit of each such SERP participant was converted to a notional account balance. The account balance was determined by projecting to December 31, 2016 the participant's SERP benefit and calculating the present value of that projected benefit. Participants' account balances will be credited with earnings, gains and losses in accordance with each participant's investment elections which will be made in a manner similar to that undertaken by participants in the amended and restated 2005 Deferred Compensation Plan for Executives.

• A qualified 401(k) savings plan, formally known as The Lincoln Electric Company Employee Savings Plan (401(k) Plan), has been in effect since 1994. For 2016, all of the NEOs deferred amounts under the 401(k) plan. Historically, we have matched participant contributions (other than catch-up contributions) at 35% up to the first 6% of pay (base and bonus) contributed. During 2015, the 401(k) match was temporarily suspended as part of our cost-cutting measures. We also provide additional 401(k) plan contributions under a program we refer to as the Financial Security Plan (FSP) for those participants, including the NEOs, who made an election to adopt this program in 1997 (in which case they receive an annual FSP contribution of 2% of base pay) or who made an election to adopt a revised program in 2006, which we refer to as the FSP Plus program, in which case they receive an annual FSP Plus contribution as follows:

After service of...	Lincoln Electric will contribute...
1 year	4% of base pay
5 years	5% of base pay
10 years	6% of base pay
15 years	7% of base pay
20 years	8% of base pay
25 years	10% of base pay

In exchange for the FSP or FSP Plus benefits, participants who were eligible to participate in the RAP elected to forfeit certain future benefits under the RAP. The 401(k) Plan was amended to cease all FSP and FSP Plus contributions for all years after 2016.

• The 401(k) Plan was amended and restated effective January 1, 2017 and will provide that eligible employees of The Lincoln Electric Company and certain affiliated companies will be eligible to receive up to 6% of employees' annual compensation in company contributions through:

(1) matching employer contributions equal to 100% of the employees' before-tax (401(k)) contributions made to the Savings Plan, but not in excess of 3% of annual compensation; and

(2) automatic employer contributions equal to 3% of annual compensation.

These matching and automatic employer contributions will be 100% vested when made. In addition, certain employees affected by the RAP freeze will also be eligible to receive employer contributions equal to 6% of annual compensation for a minimum period of five years, up to the end of the year in which they complete 30 years of service.

• A Restoration Plan was created effective January 1, 2017 for the purpose of providing certain employees the ability to fully participate in standard employee retirement offerings, which are limited by IRS regulations on covered compensation in the 401(k) Plan. All NEOs with the exception of Mr. Hallmann will participate in the Restoration Plan in 2017.

• A deferred compensation plan, or Top Hat Plan, is designed to allow participants to defer their current income on a pre-tax basis and to receive a tax-deferred return on those deferrals. There are no company contributions or match. Participation in the Top Hat Plan is limited to individuals approved by the Committee. As of December 31, 2016, there were 15 active employee participants in the Top Hat Plan.

More information on these programs can be found below in the 2016 pension benefits section.

Perquisites

We offer limited perquisites. Occasionally, we will provide perquisites to officers or EMIP participants to meet specific business needs. For example, because we believe in the importance of maintaining the health of all of our employees, including the NEOs, we pay for an annual physical for EMIP participants who are age 45 or above and for certain participants below that age on an ad hoc basis. We grandfathered certain non-EMIP participants in the executive physical program. We also make available financial planning services to certain officers. However, the cost of these financial planning services is included in the income of the participants. The physical and financial planning programs are optional programs.

To assist us in conducting business meetings and/or entertainment, we pay the cost of certain club dues for some officers. Although these officers may derive some personal benefit from their use, club memberships are used extensively for business purposes, all personal expenses are borne entirely by the executive and the club dues are included in the income of the participants. Initiation fees for club memberships are paid by the executive. Different perquisites are provided from time to time to non-U.S. based executives; however, they are customary and reasonable in nature and amount (for example, a car lease).

Change in Control Arrangements

We have entered into change in control agreements with all of our NEOs. The agreements are designed generally to assure continued management in the event of a change in control of Lincoln Electric.

The change in control arrangements are operative only if a change in control occurs and payments are only made if the officer's employment is terminated (or if the officer terminates employment due to certain adverse employment changes). The agreements provide our NEOs with the potential for continued employment following a change in control, which help retain these executives and provide for management continuity in the event of an actual or threatened change in control of Lincoln Electric. They also help ensure that our executives' interests remain aligned with shareholders' interests during a time when their continued employment may be in jeopardy. For a more detailed discussion of our change in control agreements, see Termination and Change in Control Arrangements below. Outside of these change in control agreements, we do not maintain written employment or other severance agreements for U.S.-based employees.

Recovery of Funds Policy

We have adopted a Recovery of Funds Policy (clawback policy) consistent with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank). Our policy is more extensive than what Dodd-Frank requires and is applicable to all of our officers (currently, 17 individuals), including our NEOs. The policy will apply in the event that there is an accounting restatement involving our financial statements due to material non-compliance with the financial reporting requirements under the U.S. federal securities laws. The policy applies to both current and former officers and covers incentive compensation received by the officers in the 3-year period prior to the restatement. Awards of incentive compensation would include annual bonus payments, stock option awards, restricted stock awards, RSUs, performance shares (new in 2016) and Cash LTIP awards beginning in 2011, unless Dodd-Frank regulations provide otherwise. Under the policy, in the event of an accounting restatement of our financial statements, the Committee would review all incentive compensation received during the 3-year covered period and would seek recovery of the amount of incentive compensation paid in excess of what would have been paid if the accounts had been properly stated. We believe that this policy is in the best interests of Lincoln Electric and its shareholders.

Anti-Hedging/Pledging Policy

Consistent with our philosophy to encourage long-term investment in our common stock, our directors and executive officers are prohibited from engaging in any speculative or hedging transactions involving our common stock, including buying or selling puts or calls, short sales or margin purchases. In addition, our insider trading policy prohibits future pledging of Lincoln Electric securities by our executive officers and directors. There are no pledges of Lincoln Electric common stock in place for any of our directors or executive officers.

Share Ownership

As with the Directors, in keeping with our philosophy that officers should maintain an equity interest in Lincoln Electric and based on our view that such ownership is a component of good corporate governance, we initially adopted stock ownership guidelines for officers in 2006 and increased the guidelines in 2012. The revised guidelines were proposed based on a review of our peer group and corporate governance best practices. Under the current guidelines, officers of Lincoln Electric are required to own and hold a certain number of our common shares, currently at the levels set forth in the table below:

Executive Group	Ownership Guideline
Chief Executive Officer[1]	5 times base salary
Management Committee Members[2]	3 times base salary
Other Officers[3]	2 times base salary

[1] Mr. Mapes.

[2] Includes Messrs. Petrella, Blankenship, Stueber and Hallmann, as well as six other officers at 12/31/16.

[3] Includes other EMIP participants.

Officers have five years to satisfy the stock ownership guidelines, which can be satisfied either by holding (1) shares aggregating the dollar amount specified above (valued at the then current stock price), or (2) that number of shares needed to satisfy the ownership guidelines tied to the base salaries in effect on January 1, 2012 divided by the closing price of a common share on December 31, 2011 ($39.12). RSU awards count towards the stock ownership guidelines; common shares underlying stock options and shares held in another person's name (including a relative) do not. As of December 31, 2016, all of our NEOs met the stock ownership guidelines, with the exception of Mr. Hallmann as he is mid-cycle after becoming a Management Committee member in 2013.

The Committee reviewed the stock ownership guidelines in December 2016 at the end of the five years and concluded that they were at appropriate levels when compared to the peer group and market. The guidelines were reset January 1, 2017 and established in the same manner as above. Officers have five years to satisfy the guidelines either by holding (1) shares aggregating the dollar amount specified above (valued at the then current stock price), or (2) that number of shares needed to satisfy the ownership guidelines tied to the base salaries in effect on January 1, 2017 divided by the closing price of a common share on December 30, 2016 ($76.67).

Deductibility of Compensation

Our general philosophy is to qualify future compensation for tax deductibility under Section 162(m), wherever appropriate, recognizing that, under certain circumstances, the limitations may be exceeded. Qualification is sought to the extent practicable and only to the extent that it is consistent with our overall compensation objectives. Moreover, even if we intend to grant compensation that qualifies as qualified performance-based compensation for purposes of 162(m), we cannot guarantee that such compensation will so qualify or ultimately will be deductible by us.

Our 2007 Management Incentive Compensation Plan, as amended, contains performance measures that were last approved by our shareholders in 2012 and provides us with flexibility to potentially grant performance-based awards under the plan that may be deductible under Section 162(m).

In addition, our current equity compensation plan for employees, the 2015 plan, contains performance measures that were approved by our shareholders in 2015, which provides us with flexibility to potentially grant performance-based equity awards under the plan that may be deductible under Section 162(m).

All of the compensation paid to the NEOs during 2016 was tax deductible by Lincoln Electric for federal income tax purposes.

COMPENSATION COMMITTEE REPORT //

The Compensation and Executive Development Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with Lincoln Electric's management and, based on this review and discussion, recommends that it be included in Lincoln Electric's Annual Report on Form 10-K for the year ended December 31, 2016 and this proxy statement.

By the Compensation & Executive Development Committee:
William E. MacDonald, III, Chair
David H. Gunning
Stephen G. Hanks
Kathryn Jo Lincoln
Hellene S. Runtagh

EXECUTIVE COMPENSATION TABLES

Summary of 2016 Compensation Elements

		Purpose	Competitive Target	Financial Metrics Used[4]	When the 2016 Amount Was Set	The Period to Which the Amount Relates	Where Reported in the SCT[1]
Short-Term	Base Pay	Rewards responsibility, experience and individual performance	Below Market	–	Beginning of 2016	2016	Salary column
Short-Term	Annual Bonus (EMIP)	Rewards strong annual financial results and individual performance	Above Market (base plus bonus)	EBITB and AOWC/Sales[4]	Beginning of 2016	2016 Performance	Non-Equity Incentive Plan Compensation column
Long-Term	Stock Options	Rewards the creation of shareholder value	At Market	Share Price Appreciation	Beginning of 2016	2016 Based Award	Option Awards column
Long-Term	RSUs	Rewards the creation of shareholder value and strong long-term financial results	At Market	Share Price Appreciation (RSUs granted prior to 2016 include Adjusted Net Income[4] Growth and ROIC[4] for accelerated vesting)	Beginning of 2016	2016 Based Award	Stock Awards column
Long-Term	Cash-LTIP[2]	Rewards the creation of long-term growth and the efficient use of capital	At Market	Adjusted Net Income[4] Growth and ROIC[4]	End of 2013	2014 through 2016 Performance	Non-Equity Incentive Plan Compensation column
Long-Term	Performance Share LTIP[2] (PSUs)	Rewards the creation of long-term growth and the efficient use of capital	At Market	Adjusted Net Income[4] Growth and ROIC[4]	Beginning of 2016	2016 through 2018 Performance	Stock Awards column
Both	Benefits other than Pension	Includes 401(k) match, FSP contributions, insurance and standard expatriate benefits	Below Market	–	Various	2016	All Other Compensation column
Both	Pension Benefits[3]	Includes RAP, SERP and above-market earnings in the Top Hat	Above Market	–	Various	For RAP/SERP, shows changes from 2015 For Earnings, shows 2016 amounts	Change in Pension Value column
Both	Perks	Meets specific business needs—includes financial planning, annual physical and certain club dues	Below Market	–	Various	2016	All Other Compensation column

1 Summary Compensation Table

2 In 2016, the Performance Share LTIP replaced the Cash LTIP. Compensation associated with the Cash LTIP is disclosed in the Summary Compensation Table at the end of the cycle (when realized) and compensation associated with the Performance Share LTIP is disclosed at the beginning of the cycle (upon grant). As such, compensation associated with both the 2014 to 2016 Cash LTIP and the 2016 to 2018 Performance Share LTIP are both disclosed within the 2016 Summary Compensation Table.

3 The SERP, effective November 30, 2016, and the RAP, effective December 31, 2016, were amended to cease all future benefit accruals.

4 Financial metrics used for compensation purposes are defined in Appendix A.

2016 Summary Compensation Table

This table details total compensation paid to our NEOs for the past three years. In 2014, the Committee moved the annual grant of plan-based awards (stock and option awards) to the first quarter of 2015. Accordingly, there are no amounts of stock awards or option awards presented in the table for 2014. In 2016, beginning with the 2016 to 2018 performance cycle, the Performance Share LTIP replaced the Cash LTIP. Compensation associated with the Cash LTIP is disclosed in the Summary Compensation Table when realized (at the end of the cycle under the "Non-Equity Incentive Plan Compensation" column) and compensation associated with the Performance Share LTIP is disclosed when granted (at the beginning of the cycle under the "Stock Awards" column). Compensation associated with the 2014 to 2016 Cash LTIP and the 2016 to 2018 Performance Share LTIP are both disclosed in the 2016 Summary Compensation Table.

Name and Principal Position	Year	Salary ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Christopher L. Mapes Chairman, President and Chief Executive Officer	2016	865,429[6]	2,315,716	1,117,327	2,320,266[6]	32,704	45,167	6,696,609
	2015	903,221	1,138,408	1,097,410	2,146,573	10,997	39,364	5,335,973
	2014	880,000	—	—	2,196,696	5	36,745	3,113,446
Vincent K. Petrella Executive Vice President, Chief Financial Officer and Treasurer	2016	453,229[7]	569,772	274,971	1,053,730[7]	848,537	30,664	3,230,903
	2015	473,021	280,073	270,106	777,746	288,753	34,593	2,124,292
	2014	460,000	—	—	852,751	616,579	30,910	1,960,240
George D. Blankenship Executive Vice President, President, Americas Welding	2016	477,083	459,306	221,696	749,942	1,359,141	27,735	3,294,903
	2015	497,917	225,731	217,668	703,999	512,151	6,800	2,164,266
	2014	435,000	—	—	717,300	887,149	32,695	2,072,144
Frederick G. Stueber Executive Vice President, General Counsel and Secretary	2016	391,208[8]	373,259	180,030	560,251	331,371	15,821	1,851,940
	2015	408,292	169,646	163,663	534,110	9,448	20,890	1,306,049
	2014	400,000	—	—	637,476	377,160	20,839	1,435,475
Mathias Hallmann Senior Vice President, President, Int'l Welding	2016	289,556[9]	283,142	136,670	395,583	—	29,009	1,133,960

[1] All NEOs took a temporary 5% base salary reduction starting in 2015 through December 1, 2016 as part of Lincoln Electric's cost-cutting measures.

[2] During 2014, the Compensation and Executive Development Committee decided to move the annual grant of plan-based awards (including RSUs and stock options) to the first quarter of each year. Accordingly, there are no amounts showing for any of the NEOs for 2014 for annual equity awards as those awards were made in the first quarter of 2015. The amounts reported reflect the grant date fair value under FASB ASC Topic 718 for the RSU and PSU awards and reflect the grant date fair value under FASB ASC Topic 718 for the stock option grants. The award date fair value disclosed for PSU awards is based upon on target performance.

The amounts shown for 2016 represent RSU awards as follows: Mr. Mapes ($1,157,858), Mr. Petrella ($284,886), Mr. Blankenship ($229,653), Mr. Stueber ($186,629), and Mr. Hallmann ($141,571). The amounts shown also include PSU awards as follows: Mr. Mapes ($1,157,858), Mr. Petrella ($284,886), Mr. Blankenship ($229,653), Mr. Stueber ($186,629), and Mr. Hallmann ($141,571).

[3] The amounts shown for 2016 represent payments under our EMIP (annual bonus) as follows: Mr. Mapes ($1,667,038), Mr. Petrella ($854,440), Mr. Blankenship ($593,235), Mr. Stueber ($423,984), and Mr. Hallmann ($324,895). The amounts shown also include payments under our Cash LTIP as follows: Mr. Mapes ($653,228), Mr. Petrella ($199,290), Mr. Blankenship ($156,707), Mr. Stueber ($136,267), and Mr. Hallmann ($70,688).

[4] The amounts shown for 2016 represent the increase in actuarial value of our two defined benefit plans, the RAP and the SERP, as compared to 2015, and the difference in earnings under the Moody's Corporate Bond Index fund in our Top Hat Plan and a hypothetical rate. Mr. Mapes and Mr. Hallmann do not participate in our RAP or SERP.

[4] [Continued]

2016 INCREASE IN PENSION VALUE & PREFERENTIAL EARNINGS (TOP HAT PLAN)

Name	RAP	SERP	Difference in 2016 Earnings Credited in the Top Hat Plan	Moody's Corporate Bond Index Earnings	Hypothetical Market Rate*
Christopher L. Mapes	–	–	$32,704	$87,927	$55,223
Vincent K. Petrella	173,116	654,865	20,556	56,107	35,551
George D. Blankenship	115,632	1,239,137	4,372	12,909	8,537
Frederick G. Stueber	65,546	248,460	17,365	48,330	30,965
Mathias Hallmann	–	–	–	–	–

This rate is specified by the SEC rules for proxy disclosure purposes and is based on 120% of the applicable federal long-term rate, compounded monthly for 2016.

[5] The amounts shown for 2016 are comprised of the following:

2016 ALL OTHER COMPENSATION

Name	Company Retirement Contributions	Life, Health and AD&D Premiums	Perquisites*			
			Financial Planning	Physical Examination	Club Dues	Company Car
Christopher L. Mapes	10,600	1,235	11,861	–	21,471	
Vincent K. Petrella	5,300	1,235	11,542	2,206	10,381	
George D. Blankenship	26,500	1,235	–	–	–	
Frederick G. Stueber	5,300	1,235	9,286	–	–	
Mathias Hallmann[9]	5,138	5,405	–	1,681	–	16,785

The methodology for computing the aggregate incremental cost for the perquisites is the amount that is imputed to the individual as taxable income.

[6] Mr. Mapes deferred 30% of his 2016 base salary, 50% of his 2016 EMIP bonus and 30% of his 2014–2016 Cash LTIP, in each case under our Top Hat Plan. See the narrative following the Nonqualified Deferred Compensation Table below for additional information on this plan.

[7] Mr. Petrella deferred $100,000 of his 2016 base salary, $200,000 of his 2016 EMIP bonus and $100,000 of his 2014–2016 Cash LTIP, in each case under our Top Hat Plan.

[8] Mr. Stueber deferred $50,000 of his 2016 base salary under our Top Hat Plan.

[9] Mr. Hallmann's salary, EMIP, and most of the other compensation are established and paid in Euros, which are reported in U.S. dollars using the average foreign exchange rate for the year (1.103509066). Mr. Hallmann's equity based compensation (stock and options awards) and Cash LTIP compensation are established in U.S. dollars.

Additional Employment Terms for the CEO

Upon joining the Company in 2011, Mr. Mapes received certain compensation, a portion of which consisted of RSUs (52,498 RSUs) that represented a special executive retention and retirement replacement award valued at $1,650,000. As previously noted, Mr. Mapes is not a participant in either our RAP or SERP.

On December 31, 2012, Mr. Mapes was appointed President and Chief Executive Officer. In connection with his appointment, Mr. Mapes received a special retirement replacement and executive retention award of 33,161 RSUs valued at $1,608,000 and we increased his Cash LTIP targets, on a pro-rata basis.

The value of Mr. Mapes' awards discussed above was intended to provide comparable, competitive retention and retirement benefits for a senior level executive of a manufacturing company but were delivered in a form (namely RSUs) that require strong financial performance (share price appreciation) to deliver the intended value. This differs from the RAP and SERP which require only continuous service. The special retirement replacement and executive retention awards for both 2011 and 2012 vest at a rate of 20% over five years. They are not eligible for accelerated vesting upon achievement of company performance objectives. Once vested, Mr. Mapes has elected to defer these RSUs under our Top Hat Plan until his retirement from the Company.

The remainder of the RSU awards and the stock options provided to Mr. Mapes are subject to our ordinary terms.

For 2016, Mr. Mapes' salary and bonus accounted for 41.1% of his compensation reported in the 2016 Summary Compensation Table, based on the value of his 2016 base salary, 2016 actual EMIP (or bonus) and one-third of his actual Cash LTIP payment for the 2014 to 2016 performance cycle.

Additional Employment Terms for the Other NEOs

Mr. Stueber entered into an agreement in February 1995 when he was originally hired by the Company, which was modified in May 1998. The agreement contains many terms no longer in effect. The agreement grants credited service for purposes of the SERP of 22 years as of his date of hire, assuming a normal retirement age of 60 and service of 45 years at age 65.

For 2016, Mr. Petrella's salary and bonus accounted for 42.5% of his compensation reported in the 2016 Summary Compensation Table, Mr. Blankenship's salary and bonus accounted for 34.1% of his compensation reported in the 2016 Summary Compensation Table, Mr. Stueber's salary and bonus accounted for 46.5% of his compensation reported in the 2016 Summary Compensation Table and Mr. Hallmann's salary and bonus accounted for 56.3% of his compensation reported in the 2016 Summary Compensation Table. The above percentages were based, in each case, on the value of the executive's 2016 base salary, 2016 actual EMIP (or bonus) and one-third of the executive's actual Cash LTIP payment for the 2014 to 2016 performance cycle.

2016 Grants of Plan-Based Awards

The following table provides information relating to plan-based awards granted in 2016 to our NEOs.

Name	Grant Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Option Awards: Number of Shares of Stock or Units [#][3]	All Other Option Awards: Number of Securities Underlying Options [#][4]	Exercise or Base Price of Option Awards [$/Sh]	Grant Date Fair Value of Stock and Option Awards [$][5]
			Threshold [$]	Target [$]	Max [$]	Threshold [#]	Target [#]	Max. [#]				
Christopher L. Mapes	EMIP	2/17/2016	0	$1,252,000	$2,253,600							
	Options	2/17/2016								89,030	$58.14	$1,117,327
	RSUs	2/17/2016							19,915			1,157,858
	PSUs	2/17/2016				0	19,915	39,830				1,157,858
Vincent K. Petrella	EMIP	2/17/2016	0	450,000	810,000							
	Options	2/17/2016								21,910	58.14	274,971
	RSUs	2/17/2016							4,900			284,886
	PSUs	2/17/2016				0	4,900	9,800				284,886
George D. Blankenship	EMIP	2/17/2016	0	450,000	810,000							
	Options	2/17/2016								17,665	58.14	221,696
	RSUs	2/17/2016							3,950			229,653
	PSUs	2/17/2016				0	3,950	7,900				229,653

Name	Grant Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Option Awards: Number of Shares of Stock or Units [#][3]	All Other Option Awards: Number of Securities Underlying Options [#][4]	Exercise or Base Price of Option Awards [$/Sh]	Grant Date Fair Value of Stock and Option Awards [$][5]
			Threshold [$]	Target [$]	Max [$]	Threshold [#]	Target [#]	Max. [#]				
Frederick G. Stueber	EMIP	2/17/2016	0	330,000	594,000							
	Options	2/17/2016								14,345	58.14	180,030
	RSUs	2/17/2016							3,210			186,629
	PSUs	2/17/2016				0	3,210	6,420				186,629
Mathias Hallmann	EMIP	2/17/2016	0	332,550	598,590							
	Options	2/17/2016								10,890	58.14	136,670
	RSUs	2/17/2016							2,435			141,571
	PSUs	2/17/2016				0	2,435	4,870				141,571

[1] The performance-based amounts shown represent the range of cash payouts (from zero to the maximum amount listed) for 2016 under the EMIP. Payments are based on the achievement of company financial performance and the executive's individual performance. Target awards are set by the Compensation and Executive Development Committee of the Board in the first quarter each year. Actual payment amounts are determined by the Committee in the first quarter each year. The targets shown above are pursuant to the EMIP matrix for 2016 (which allows for potential payouts at 180% of target), which is reflected in the Compensation Discussion and Analysis section above.

[2] These columns show the potential number of shares of Lincoln's common stock to be paid out to our NEO's under our Performance Share LTIP at threshold, target or maximum performance. The measures and potential payouts are described in more detail in the Compensation Discussion and Analysis section above. The award date fair value, based on target performance for these performance awards, is included in the "Stock Awards" column of the Summary Compensation Table.

[3] The RSUs vest upon the recipient remaining in continuous employment for three years (to February 17, 2019), with accelerated vesting upon a change in control in the event the employee is terminated or in the event any successor to Lincoln Electric does not honor the terms of the award or in the event of death or disability. Upon retirement, a pro-rata portion of the award will vest. Upon vesting, the RSUs are paid out solely in Lincoln Electric common stock (there is no cash option). Dividend equivalents are sequestered by us until the shares underlying the RSUs are distributed, at which time the dividends are paid in cash. The dividend rate for dividend equivalents paid on the RSUs to the NEOs is the same as for all other shareholders (in other words, it is not preferential). Recipients of RSUs who participate in our EMIP bonus program (which includes all of the NEOs) are eligible to elect to defer all or a portion of their RSUs under our Top Hat Plan—see the 2016 Nonqualified Deferred Compensation section below for a description of this plan.

[4] The amounts shown in this column represent stock option grants made on February 17, 2016. The stock options were granted at the closing price of our common shares on the date of the grant. All stock options are non-qualified for tax purposes. We value stock options using the Black-Scholes valuation method. The stock options vest over a three-year period (in equal annual increments), with accelerated vesting upon death or disability or a change in control in the event the employee is terminated or if the plan is not assumed upon the change in control. A pro-rata portion of the award vests upon retirement. All options have 10-year terms.

[5] The amounts shown represent the full value of the RSU awards and the stock option grants and the target value for performance share awards calculated in accordance with FASB ASC Topic 718 as of the date of the grant. The actual amount, if any, realized upon the exercise of stock options will depend upon the market price of our common shares relative to the exercise price per share of the stock option at the time of exercise. The actual amount realized upon vesting of RSUs will depend upon the market price of our common shares at the time of vesting. The actual number and value of performance shares earned will be based upon our actual performance during the three-year LTIP cycle and the market price at time of vesting. There is no assurance that the hypothetical full values of the awards reflected in this table will actually be realized.

Holdings of Equity-Related Interests

The following provides information relating to exercisable and unexercisable stock options, RSUs and PSUs at December 31, 2016.

Outstanding Equity Awards at December 31, 2016

Name	Grant Date	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options [#] Exercisable[1]	Number of Securities Underlying Unexercised Options [#] Unexercisable[1]	Equity Incentive Plan Awards No. of Securities Underlying Unexercised Unearned Options	Option Exercise Price [$/sh]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested [#][2]	Market Value of Shares or Units of Stock That Have Not Vested [$][3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested [#][4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested [$][3]
Christopher L. Mapes	11/2/2011	28,500	—	—	$35.55	11/2/2021		—		
	12/13/2012	47,480	—	—	47.91	12/13/2022	15,290	$1,172,284		
	12/31/2012	—	—	—	—	—	6,633	508,552		
	12/16/2013	44,040	—	—	71.30	12/16/2023	10,720	821,902		
	2/5/2015	22,183	44,367	—	69.67	2/5/2025	16,340	1,252,788		
	2/17/2016	—	89,030	—	58.14	2/17/2026	19,915	1,526,883	19,915	$1,526,883
Vincent K. Petrella	11/2/2011	19,250	—	—	35.55	11/2/2021	—	—		
	12/13/2012	16,620	—	—	47.91	12/13/2022	5,350	410,185		
	12/16/2013	13,440	—	—	71.30	12/16/2023	3,270	250,711		
	2/5/2015	5,460	10,920	—	69.67	2/5/2025	4,020	308,213		
	2/17/2016		21,910	—	58.14	2/17/2026	4,900	375,683	4,900	375,683
George D. Blankenship	12/13/2012	11,870	—	—	47.91	12/13/2022	3,820	292,879		
	12/16/2013	10,570	—	—	71.30	12/16/2023	2,570	197,042		
	2/5/2015	4,400	8,800	—	69.67	2/5/2025	3,240	248,411		
	2/17/2016	—	17,665	—	58.14	2/17/2026	3,950	302,847	3,950	302,847
Frederick G. Stueber	11/2/2011	14,480	—	—	35.55	11/2/2021	—	—		
	12/13/2012	11,280	—	—	47.91	12/13/2022	3,630	278,312		
	12/16/2013	9,190	—	—	71.30	12/16/2023	2,240	171,741		
	2/5/2015	3,308	6,617	—	69.67	2/5/2025	2,435	186,691		
	2/17/2016	—	14,345	—	58.14	2/17/2026	3,210	246,111	3,210	246,111
Mathias Hallmann	4/24/2013	—	—	—	—	—	885	67,853		
	11/4/2013	—	—	—	—	—	980	75,137		
	12/16/2013	—	—	—	—	—	2,045	156,790		
	2/5/2015	—	—	—	—	—	3,500	268,345		
	2/17/2016	—	10,890	—	58.14	2/17/2026	2,435	186,691	2,435	186,691

[1] Stock options vest in three equal annual installments, commencing on the first anniversary of the date of the grant.

[2] Amounts shown in this column represent RSU awards. 2016 RSU awards vest in full three years from the date of grant. The RSU awards granted prior to 2016 vest in full five years from the date of grant, but are subject to accelerated vesting in three years if the targets are met for the applicable LTIP cycle. In addition, amounts shown for Mr. Mapes include an executive retention and retirement replacement award of RSUs granted on December 31, 2012 in connection with his appointment as Chief Executive Officer. This additional RSU awards vest ratably over five years and is not subject to accelerated vesting for achievement of performance objectives. For more information on our restricted stock unit awards under our EPI Plan, see the discussion provided in the Grants of Plan-Based Award Table.

[3] The amounts shown in this column represent RSU and PSU awards pursuant to our 2006 and 2015 Equity and Performance Incentive Plans. Value is calculated using the close price of Lincoln common stock on the last trading day of 2016.

[4] This column shows the target number of performance shares (PSUs) awarded in 2016. The payout can range from 0 to 200% of the target and is based upon performance during the three-year cycle ending on December 31, 2018 as determined by our Compensation and Executive Development Committee. See the Compensation Discussion and Analysis section above on how performance share payouts are determined. If the performance shares vest, they will be paid out in unrestricted shares of Lincoln common stock (subject to provisions relating to the grantee's death, disability or retirement or a change of control).

2016 Stock Option Exercises and Stock Vested Table

The following table provides information on stock options exercised, as well as RSUs for Mr. Mapes that vested but were contributed to our Top Hat (deferred compensation) Plan.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise [#]	Value Realized on Exercise [$]	Number of Shares Acquired on Vesting [#]	Value Realized on Vesting [$]
Christopher L. Mapes	38,153	$1,804,637	18,140[1]	$1,324,545[2]
Vincent K. Petrella	71,380	3,542,769	—	—
George D. Blankenship	47,700	1,651,317	—	—
Frederick G. Stueber	56,920	2,708,916	—	—
Mathias Hallmann	—	—	—	—

[1] Total includes 10,500 RSUs (September 2011 award) and 6,632 RSUs (December 2012 award) that vested during 2016 and were deferred under our Top Hat Plan. These RSUs vest ratably over a five-year period. The total also includes 1,008 RSUs that vested during 2016. Mr. Mapes remitted 487 shares to the company in satisfaction of his tax withholding obligations.

[2] Total includes $79,794 in cash attributable to dividends earned on RSUs deferred into our Top Hat Plan and $4,712 in cash attributable to dividends earned on RSUs paid directly to Mr. Mapes.

2016 Pension Benefits

Retirement Annuity Program (RAP)

Under the RAP, each eligible employee accumulates 2.5% of each year's base compensation in the form of an annuity payable at normal retirement age (age 60 or five years of employment, if later). Participants may also retire early and receive a benefit as early as age 55, but that benefit is reduced to reflect the early payments. For example, a participant commencing his or her RAP benefit at age 55 will receive a benefit equal to 63.82% of his or her normal retirement benefit. In addition to the 2.5% accumulation each year, we have granted, on a number of occasions, additional prospective past service benefits to all participants. The program also provides accumulated benefits to eligible spouses of deceased employees or former employees. Benefits under the program are in addition to those payable under Social Security. The RAP was modified in 1997 and again in 2006 and 2012 to provide one-time elections to all employees at those times. In December 2016, the RAP was amended to cease all future benefit accruals.

- The 1997 election provided a one-time choice to existing employees (hired before November 1, 1997), between maintaining a feature in the RAP known as the Age 60 Feature (or Ramp) or eliminating that feature prospectively in lieu of receipt of employer-provided benefits in our 401(k) plan (referred to as FSP benefits). Under the Ramp feature, if a participant, including a NEO, works past normal retirement age (60), he or she may be eligible for certain enhanced benefits to be paid in one of two ways at his/her election: (1) retirement benefits would commence at age 60 while the participant continued to work, or (2) retirement benefits would be delayed until actual retirement with the participant receiving higher payments. Under the Ramp, a participant must start his or her retirement benefits at age 65, even if he/she continues to work for us.

- The 2006 election provided a one-time choice for existing employees (hired before January 1, 2006), between maintaining the current program or opting into an alternative program in which the prospective annual earned annuity in the RAP is reduced to 1.25% of each year's base compensation and the employee is entitled to an enhanced Lincoln Electric contribution in the qualified 401(k) plan, based on service. The enhanced defined contribution program is known as the FSP Plus program.

- All eligible employees hired after January 1, 2006 participate in the FSP Plus program (and do not participate in any RAP benefits). Accordingly, Mr. Mapes and Mr. Hallmann do not participate in the RAP.

- During 2012, the RAP was modified to provide a lump-sum distribution feature effective July 1, 2012. With this modification, participants can elect to receive an immediate lump-sum distribution or have the lump-sum value paid out over five years. This new lump-sum feature is in addition to the other distribution options (single-life annuity; joint and survivor annuity; year-certain annuity).

- Effective as of December 31, 2016, the RAP was amended to cease all future benefit accruals for all participants, so that the participants will not earn any additional benefits under the RAP after December 31, 2016.

Supplemental Executive Retirement Plan (SERP)

Although no new participants have been added to the SERP since 2005, we had a legacy structure that applies to all NEOs except for Mr. Mapes and Mr. Hallmann (both of whom joined Lincoln Electric after 2005) as follows:

$$\text{Current Participants} = \left[\left(1.445\% \times \overset{\text{to a maximum of 65\%}}{\underset{\text{service}}{\overset{\text{years of}}{}}} \times \underset{\text{pay}}{\overset{\text{final average}}{}} \right) - \underset{\text{offsets}}{\text{applicable}} \right] \times \underset{\text{factor}}{\text{participation}}$$

Effective November 30, 2016, the SERP was amended to cease all future benefit accruals and to fully vest those who had a benefit under the SERP. The value of the frozen vested benefit was converted into an account balance and deferred.

A Restoration Plan was created effective January 1, 2017 to allow all NEOs except for Mr. Hallmann to participate in a standard retirement plan design but which are subject to IRS limitations on covered compensation in the 401(k) plan.

For purposes of the SERP:

- Years of service includes all service with Lincoln Electric (and, for Mr. Stueber, includes service with previous employers) but excludes service after age 65. Credited service for SERP purposes, as of December 31, 2016, is provided below. Mr. Stueber was awarded prior years of service under the SERP for service with his previous employer. In 2001, however, we eliminated the practice of granting extra years of credited service under the SERP.

- Final average pay is the average base and bonus compensation for the three highest years in the seven-year period preceding retirement.

- Benefits payable under the SERP are reduced by applicable offsets that include: the maximum Social Security benefit payable in the year of retirement, the single life benefit payable under the RAP, the lifetime benefit equivalent of any account balance attributable to employer matching contributions, Employee Stock Ownership Plan contributions and/or FSP contributions under the 401(k) plan, and other employer-paid qualified plan benefits paid by previous employers (but only if prior years of service are awarded). Benefits under the SERP are also reduced if the covered employee has participated in the SERP for fewer than eight years at the time of retirement.

- The SERP was amended to cease all future benefit accruals and to fully vest the accrued benefit as of November 30, 2016.

- Unless a different factor is set by the Committee, participants are credited with only 20% of the net amount of the benefit otherwise payable under the SERP when they first become participants, and in each of the next eight years, an additional 10% of the net amount of the benefit will become payable upon retirement. As of December 31, 2016, all of the NEOs who participate in the SERP had 100% participation factors. Unless modified the maximum net benefit payable under the SERP is $300,000 per year.

- Effective as of December 1, 2016, pursuant to the amendment to the SERP, the value of the frozen accrued vested benefit of each such SERP participant was converted to a notional account balance. The account balance was determined by projecting to December 31, 2016 the participant's SERP benefit and calculating the present value of that projected benefit. Participants have the ability to make investment elections for their account in a manner similar to that undertaken by participants in the amended and restated 2005 Deferred Compensation Plan for Executives.

- No new participants have been added to the SERP since 2005. Accordingly, neither Mr. Mapes nor Mr. Hallmann, both of whom joined the company after 2005, participates in the SERP.

- The SERP also provides accumulated benefits to eligible spouses of deceased employees or former spouses.

2016 Pension Benefits Table

The following provides information relating to potential payments and benefits under our RAP and SERP for the NEOs who participate in those programs. As noted above, Mr. Mapes and Mr. Hallmann are not participants in the RAP or the SERP.

Name	Plan Name	Years of Credited Service [#]	Present Value of Accumulated Benefits [$]	Payments During the Last Fiscal Year [$]
Christopher L. Mapes	RAP	—	—	—
	SERP	—	—	—
Vincent K. Petrella	RAP	21[1]	1,300,764[3]	—
	SERP	21[2]	0[4]	—
George D. Blankenship	RAP	31[1]	1,008,435[3]	—
	SERP	31[2]	0[4]	—
Frederick G. Stueber	RAP	21[1]	1,500,929[3]	—
	SERP	43[2]	0[4]	—
Mathias Hallmann	RAP	—	—	—
	SERP	—	—	—

[1] Under the RAP, credited years of service are the same as actual years of service, both of which are calculated from the date of hire with Lincoln Electric. Accordingly, there is no benefit increase for credited years of service under the plan. All of the NEOs, other than Mr. Stueber, are currently under normal retirement age under the terms of the plan.

[2] Under the SERP, credited years of service versus actual years of service are the same for Messrs. Petrella and Blankenship, all of which are calculated from their dates of hire with Lincoln Electric. Credited years of service versus actual years of service vary for Mr. Stueber as follows: [actual: 21] [credited: 43]. When he joined Lincoln Electric over 20 years ago, Mr. Stueber was granted additional years of service under the SERP for service with his prior employer. As a result, benefits earned at his prior employer, if any, will serve as an offset against his SERP benefits. There are no prior employer offsets for Mr. Stueber. The aggregate benefit increase under the SERP for enhanced credited years of service for Mr. Stueber is $2,934,651.

[3] This represents the actuarial present value of accrued benefits in the RAP for the NEOs who participate at December 31, 2016. However, this is an estimated full value number that is discounted to a current date. The above actuarial present values were determined using a 4.18% discount rate, RP-2014 Annuitant table, with blue collar adjustment, protected generationally with Scale MP-2016, age 60 commencement and no decrements for death or termination prior to age 60. All of the NEOs who participate are currently vested in their RAP benefits because they each have at least five years of service with Lincoln Electric.

[4] Effective as of December 1, 2016, pursuant to the amendment to the SERP, the value of the frozen accrued vested benefit of each such SERP participant was converted to a notional account balance. As of November 30, 2016, the present values of accrued benefits for Mr Petrella, Blankenship and Stueber were $2,175,968, $3,758,738, and $4,319,580, respectively. These actuarial lump sum values were determined assuming commencement at age 60, a 3.65% discount rate and PPA Unisex combined mortality table for 2016, as prescribed by IRS Notice 2015-53, with no pre-retirement mortality decrements assumed. See the 2016 Nonqualified Deferred Compensation tables below, in which the value of the frozen accrued vested benefit is now reflected as executive contributions as of December 1, 2016.

Name	When Eligible for a Full, Unreduced Benefit under the RAP	Accrued Annual Benefit Payable under the RAP at Age 60 [as of December 31, 2016] [$]
Christopher L. Mapes	N/A	N/A
Vincent K. Petrella	2020	103,836
George D. Blankenship	2022	85,573
Frederick G. Stueber	2013	114,698
Mathias Hallmann	N/A	N/A

Vested participants who are below normal retirement age 60 may receive an earlier reduced benefit after he or she reaches age 55.

Deferred Compensation Plan (Top Hat Plan)

Our plan is designed to be a "top-hat" plan that complies with Section 409A of the U.S. Internal Revenue Code. Participation is limited to management and highly compensated employees as approved by the Committee.

Participants may defer all or a portion of the common shares underlying RSUs and performance shares (new for 2016) upon vesting, as well as any gain or income that otherwise would have been recognized upon or after vesting. Any RSUs or performance shares that have been deferred are paid out in common shares (not cash) when distributed from the plan. The plan now also includes a recovery of funds provision consistent with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

A participant may elect to defer a specified dollar amount or percentage of his or her compensation, provided the amount cannot exceed the sum of eighty percent (80%) of base salary and bonus for deferral period. A participant may elect to defer a specified percentage of RSUs or performance shares, provided the amount cannot exceed one hundred percent (100%) of his or her RSUs or performance shares for the deferral period.

Deferrals are credited to participant accounts based on their elections, and accounts are credited with earnings based on the investment elections made by the participant. There are currently 29 investment options, 27 of which mirror the third-party managed investment funds available under our 401(k) plan and one, Moody's Corporate Bond Average Index, which preserves an investment option previously available under our old deferred compensation plan. RSU deferrals are invested solely in a Lincoln Electric Stock fund, with no other plan deferrals eligible for investment into that fund. All of the third-party managed investment options track precisely with the returns reported by the investment managers for the funds to which they are associated. The Moody's Corporate Bond Average Index is derived from pricing data for approximately 100 corporate bonds in the U.S. market, each with current outstandings of over $100 million.

Plan distributions are permitted only in the event of separation from service, disability, death, a change in control of the employer or an unforeseeable emergency. Distributions also can be made at a specified time or under a fixed schedule, as stated in the plan at the time of the deferral.

Amounts deferred under the plan are distributed when a participant terminates employment with us or elects to receive an in-service distribution, which is available to assist participants in meeting shorter-term financial needs. In-service distributions are payable in a lump-sum payment on a date that is at least one calendar year after the date of the applicable deferral period/plan year. Distributions following death or retirement may be made by payment in five, ten or fifteen annual installments or by payment of a single lump sum, except that accounts valued at less than $35,000 are distributed in a single lump-sum payment. The retirement distribution is available for participants starting at age 60 (or age 55 if the participant has 25 years of service). The plan administrator, in its sole discretion, may also allow for financial hardship distributions in certain circumstances. Loans are not permitted under the plan.

2016 Nonqualified Deferred Compensation Tables

The following two tables provide deferred compensation information for 2016 for the NEOs.

Name	Executive Contributions in Last Fiscal Year [$]	Registrant Contributions in Last Fiscal Year [$]	Aggregate Earnings in Last Fiscal Year [$]	Aggregate Withdrawals/ Distributions [$]	Aggregate Balance at Last Fiscal Year-End [$]
Christopher L. Mapes	$854,076	$1,255,754[1]	$1,951,596[2]	—	$8,904,404[3]
Vincent K. Petrella	300,000	—	95,793[4]	—	1,645,519[3]
George D. Blankenship	—	—	—	—	—
Frederick G. Stueber	50,000	—	33,495[5]	—	854,695[3]
Mathias Hallmann	—	—	—	—	—

[1] Represents 17,132 RSUs and $79,794 in cash attributable to dividends that vested during 2016.

[2] Of the amount reported, $32,704 is included as compensation for 2016 in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table above and is described in its footnotes.

[3] The portions of the amount reported that relate to deferral contributions in prior years have all been reported in the Summary Compensation Table in those years to the extent the individual was a NEO for those years.

[4] Of the amount reported, $18,025 is included as compensation for 2016 in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table above and is described in its footnotes.

[5] Of the amount reported, $12,340 is included as compensation for 2016 in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table above and is described in its footnotes.

Effective November 30, 2016, the SERP was amended to cease all future benefit accruals and to fully vest the benefits to each participant who had a benefit under the SERP. The value of the frozen accrued vested benefit was converted into an account balance as of December 1, 2016. The table below reflects the earnings on the account balances for the one month period from December 1 to December 31, 2016. Each participant will have the ability to make investment elections for their account balance in a manner similar to that undertaken by participants in the Top Hat Plan.

Name	Executive Contributions in Last Fiscal Year [$]	Registrant Contributions in Last Fiscal Year [$]	Aggregate Earnings in Last Fiscal Year [$]	Aggregate Withdrawals/ Distributions [$]	Aggregate Balance at Last Fiscal Year-End [$]
Christopher L. Mapes	—	—	—	—	—
Vincent K. Petrella	2,175,968[1]	—	7,473[2]	—	2,183,441[5]
George D. Blankenship	3,758,738[1]	—	12,909[3]	—	3,771,647[5]
Frederick G. Stueber	4,319,580[1]	—	14,835[4]	—	4,334,415[5]
Mathias Hallmann	—	—	—	—	—

[1] The amounts reported for executive contributions represents the present value of accrued vested benefits of each such SERP participant as of November 30, 2016 that were frozen and converted to notional account balances. See discussion above regarding the SERP plan.

[2] Of the amount reported, $2,531 is included as compensation for 2016 in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table above and is described in its footnotes.

[3] Of the amount reported, $4,372 is included as compensation for 2016 in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table above and is described in its footnotes.

[4] Of the amount reported, $5,025 is included as compensation for 2016 in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table above and is described in its footnotes.

(5) The portions of the amount reported that relate to deferral contributions in prior years have all been reported in the Summary Compensation Table in those years to the extent the individual was a NEO for those years.

TERMINATION AND CHANGE IN CONTROL ARRANGEMENTS

The Key Compensation Program table below highlights the benefits and payments available to NEOs in the event of a termination of employment and/or a change in control. The Termination and Change in Control Table below reflects the estimated additional amounts of compensation each NEO would receive in the event of a termination of employment and/or a change in control. Termination events include: a voluntary termination by the executive; normal retirement of the executive (defined as termination at age 60 or later); an involuntary, not-for-cause termination by Lincoln Electric; a for-cause termination by Lincoln Electric; a termination upon a change in control; and a termination due to death or disability. In addition, estimated additional compensation amounts are shown in the event of a change in control without termination of employment. The amounts shown assume that each event occurred on December 30, 2016, the last business day of the calendar year.

Termination of Employment

No written agreements exist that provide additional payments to a NEO in the event of a voluntarily termination of employment with Lincoln Electric or a termination of employment initiated by Lincoln Electric (whether for cause or not). We do not have employment agreements or severance agreements, except for our change in control agreements described below.

Pursuant to our standard employment policies, however, upon termination of employment, a NEO would be entitled to receive the same benefits and payments that are generally available to salaried employees:

- Earned but unpaid base pay, up to the date of termination;
- Earned and unused vacation, up to the date of termination;
- Vested amounts held in the executive's account under our 401(k) plan;
- Amounts held in the executive's account under our Top Hat Plan (based on the executive's election);
- Deferred vested benefits under our RAP (pension plan)—payments for which could begin at normal retirement age (60) or as early as age 55 (but at a reduced amount).

Change in Control

We have entered into change in control agreements with our NEOs. Pursuant to our change in control agreements, in the event of a "change in control" and if the NEO's employment with us is terminated without "cause" (as defined in the severance agreement) or the NEO terminates employment with us for "good reason" (as defined in the severance agreement) during the two-year period following the change in control, we will make severance payments and provide certain benefits as indicated in the Key Compensation Programs table below.

If the underlying transaction that triggered the change in control is abandoned, the Board may nullify the effect of the change in control and reinstate the agreements without prejudice to any action that may have been taken prior to the nullification.

During the period ending on the later of (1) one year following the termination date or (2) the end of the severance period (as described below), if the executive has received or is receiving severance compensation, the executive may not engage in a business enterprise in substantial and direct competition with Lincoln Electric or one of our subsidiaries without our consent, which consent shall not be unreasonably withheld. The severance period commences on the date of the first occurrence of a change in control and ends on the earliest of (a) the third anniversary of the change in control, (b) the executive's death, or (c) the executive's sixty-fifth birthday.

The following events would constitute a change in control:

- any individual, entity or group is or becomes the beneficial owner of 30% or more of the combined voting power of the then-outstanding voting stock of Lincoln Electric;
- a majority of the Board of Directors ceases to be comprised of incumbent directors;
- certain reorganizations, mergers or consolidations, or the sale or other disposition of all or substantially all

of the assets of Lincoln Electric or the acquisition of the stock or assets of another corporation, or other transactions are consummated; or

• there is a complete liquidation or dissolution of Lincoln Electric.

Key Compensation Programs

	Voluntary Termination/ Termination with Cause	Involuntary Termination/ Termination without Cause	Normal Retirement (age 60)[1]	Change in Control (with Termination)[2]	Change in Control (No Termination)	Death or Disability
Severance	None	Company has discretion	None	Lump-sum payment equal to the sum of base pay and bonus as described in the severance agreement times three for the CEO and times two for other NEOs.	N/A	N/A
Annual Bonus (EMIP)	Forfeited	Forfeited	Pro-rata portion of EMIP.[3]	Pro-rata portion of EMIP payment equal to the greater of the actual or target amount.	Pro-rata EMIP payment equal to the greater of the actual or target amount.	Pro-rata portion of EMIP.[3]
Long-Term Incentive Plan (Cash LTIP for grants prior to 2016; Starting with 2016, only PSU LTIP granted)	Forfeited	Forfeited	Pro-rata portions of each Cash or PSU LTIP cycle.[4]	Pro-rata portion of each Cash or PSU LTIP award granted prior to the change in control, equal to the greater of target or actual performance.	Pro-rata portion of each Cash or PSU LTIP award granted prior to the change in control, equal to the greater of target or actual performance.	Pro-rata portions of each Cash LTIP.[4] Vesting of PSU LTIP Awards[4]
Stock Options	Unvested stock options forfeited. Entitled to exercise vested stock options for a period of three months after termination.[6,7] Vested options cancelled if executive is terminated for cause.	Unvested stock options forfeited. Entitled to exercise vested stock options for a period of three months after termination.[6,7]	Pro-rata vesting of any unvested stock options for all awards on or after December 1, 2010 with right to exercise such vested options for the remaining period of the original 10-year term.[5,8]	Accelerated vesting of unvested stock options. Entitled to exercise vested stock options for a period of three months after termination.[6,7]	N/A	Vesting of any unvested stock options. Entitled to exercise stock options for a period of three years after termination.[6]

Restricted Stock/RSUs	Forfeited	Forfeited	Pro-rata vesting of any restricted stock or RSU awards.[8]	Accelerated vesting of restricted stock and RSU awards.	N/A	Vesting of restricted stock and RSU awards.
	Voluntary Termination/ Termination with Cause	Involuntary Termination/ Termination without Cause	Normal Retirement (age 60)[1]	Change in Control (with Termination)[2]	Change in Control (No Termination)	Death or Disability
Outplacement	None	None	N/A	Maximum of $100,000 for CEO and $50,000 for the Other NEOs.	N/A	N/A
280G Cutback	N/A	N/A	N/A	[9]	N/A	N/A
Other	Continuing medical and/or dental coverage under COBRA, for which the executive would pay 102% of the applicable premium.	Continuing medical and/or dental coverage under COBRA, for which the executive would pay 102% of the applicable premium.	Continuing of medical and/or dental coverage as a retiree, with 100% of the premium paid by the executive. Normal vesting of benefits under the SERP, provided the executive is a participant.[13]	Continuation of medical insurance (100% of the premium paid by the executive) and life insurance for a period of three years following the NEO's termination date.[10,11]	[10]	Continuing medical and/or dental coverage with 100% of the premium paid by the executive (or his or her surviving dependents).[12]

[1] Subject to any 409A deferred payment requirements.

[2] Termination without Cause or Voluntary Termination for Good Reason.

[3] Based on the executive's period of employment during the calendar year, subject to achievement of the applicable personal and financial goals.

[4] Based on the executive's periods of employment during each of the open three-year cycles and upon completion of each cycle, subject to achievement of the applicable financial goals.

[5] For awards made prior to December 1, 2010, NEO is entitled to exercise stock options for a period of three years after retirement (after which time the options would expire).

[6] After which time the vested stock options would expire.

[7] Vested options canceled if the executive is terminated for cause or the executive engaged in competitive conduct within six months of termination.

[8] Except in the case of the one award that falls closest to the executive's retirement date. If it is later determined that the performance objectives have been met for full accelerated vesting, then the retired executive will participate in that full vesting.

[9] Severance payments reduced to the 280G (excess parachute payment) safe harbor limit. No payment, net of taxes, to compensate for any excise tax imposed.

[10] Amounts and/or shares (from vested RSUs) held in executives' accounts under the Top Hat Plan automatically paid out.

[11] Immediate vesting under the SERP for those who participate. No age or service credit under the severance agreement.

[12] Vesting of accrued benefits under the SERP (nonqualified pension plan) if the NEO participates and if the Committee so provides.

[13] Financial planning services for the year of retirement and for one calendar year thereafter.

Termination and Change in Control Table

The following table sets forth estimates of the potential incremental payments to each of our NEOs upon the specified termination events and upon a change in control without termination of employment, assuming that each such event took place on the last business day of 2016.

The table does not quantify benefits under plans that are generally available to salaried employees and do not discriminate in favor of NEOs, including the Retirement Annuity Program, the 401(k) plan, the health care plan and the life insurance plan.

The 2016 annual bonus (EMIP) amounts represent the difference between target EMIP and actual EMIP payments (as disclosed in the Non-Equity Incentive Plan Compensation column of the 2016 Summary Compensation Table) if target EMIP exceeds actual EMIP in connection with a hypothetical change in control as of the last business day of 2016. Similarly, the Cash LTIP amounts for 2016 represent the difference between target Cash LTIP and actual Cash LTIP if target LTIP exceeds actual LTIP if a change in control occurred on the last business day of 2016. For 2016, the Cash/PSU LTIP amounts below represent the pro-rata portion of the target amounts for the two cycles of the Cash/PSU LTIP (2015–2017 cycle and 2016–2018 cycle) that were open as of the last business day of 2016. The Cash/PSU LTIP amounts below also include the difference between the 2014–2016 target Cash LTIP and the 2014-2016 actual Cash LTIP, since the cycle paid out below target.

In addition, the table includes all equity that is accelerated as a result of termination but does not include the value of outstanding equity awards that have previously vested, such as stock options, which awards are set forth above in the Outstanding Equity Awards at December 31, 2016 table. For descriptions of the compensation plans and agreements that provide for the payments set forth in the following table, including our change in control agreements, see the "Elements of Executive Compensation" discussion contained in the CD&A section above.

	Christopher L. Mapes	Vincent K. Petrella	George D. Blankenship	Frederick G. Stueber	Mathias Hallmann
Involuntary Termination/Termination without Cause before Normal Retirement	$ 0	$ 0	$ 0	**N/A**	$ 0
Normal Retirement (Age 60):	**Not Eligible**	**Not Eligible**	**Not Eligible**	$ 787,029	**Not Eligible**
Long-Term Incentive Plan (Cash/PSU LTIP)	$ 0	$ 0	$ 0	$ 194,750	$ 0
Stock Options—Accelerated Vesting	$ 0	$ 0	$ 0	$ 98,044	$ 0
RSUs—Accelerated Vesting	$ 0	$ 0	$ 0	$ 494,235	$ 0
Termination Following Change in Control:	**$ 11,495,298**	**$ 4,349,076**	**$ 3,856,210**	**$ 3,121,792**	**$ 2,417,975**
Severance	$ 7,183,970	$ 2,073,710	$ 2,058,276	$ 1,623,347	$ 1,211,755
2016 Annual Bonus (EMIP)	$ 0	$ 0	$ 0	$ 0	$ 5,880
Long-Term Incentive Plan (Cash/PSU LTIP)	$ 1,376,037	$ 345,393	$ 277,955	$ 218,484	$ 166,974
Stock Options—Accelerated Vesting	$ 1,960,293	$ 482,432	$ 388,932	$ 312,132	$ 201,792

	Christopher L. Mapes	Vincent K. Petrella	George D. Blankenship	Frederick G. Stueber	Mathias Hallmann
RSUs—Accelerated Vesting	$ 5,486,659	$ 1,397,541	$ 1,081,047	$ 917,829	$ 781,574
Outplacement Estimate	$ 100,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000
280G Cutback	$ (4,611,661)	$ 0	$ 0	$ 0	$ 0
Change in Control (No Termination):	$ 1,376,037	$ 345,393	$ 277,955	$ 218,484	$ 172,854
2016 Annual Bonus (EMIP)	$ 0	$ 0	$ 0	$ 0	$ 5,880
Long-Term Incentive Plan (Cash/PSU LTIP)	$ 1,376,037	$ 345,393	$ 277,955	$ 218,484	$ 166,974
Death or Disability:	$ 9,744,590	$ 2,445,408	$ 1,926,000	$ 1,591,610	$ 1,264,580
Long-Term Incentive Plan (Cash/PSU LTIP)	$ 2,297,638	$ 565,435	$ 456,021	$ 361,649	$ 281,214
Stock Options—Accelerated Vesting	$ 1,960,293	$ 482,432	$ 388,932	$ 312,132	$ 201,792
RSUs—Accelerated Vesting	$5,486,659	$1,397,541	$1,081,047	$ 917,829	$ 781,574

MANAGEMENT OWNERSHIP OF SHARES //

The following table sets forth certain information regarding ownership of shares of common stock of Lincoln Electric as of December 31, 2016 by each of our Directors and NEOs (and Directors and executive officers as a group). Except as otherwise indicated, voting and investment power with respect to shares reported in this table are not shared with others.

RSUs and performance shares are not reflected in the table as there is no ability to vote or invest the shares attributable to them until they vest.

BENEFICIAL OWNERSHIP TABLE

Directors	Number of Shares of Lincoln Electric Common Stock Beneficially Owned[1]	Percent of Class
Curtis E. Espeland	9,152[2]	*
David H. Gunning	14,146[2]	*
Stephen G. Hanks	20,651[2]	*
Michael F. Hilton	3,922[3]	*
G. Russell Lincoln	334,251[4]	*
Kathryn Jo Lincoln	1,059,047[5]	1.61%
William E. MacDonald, III	22,916[2]	*
Phillip J. Mason	11,537[2]	*
Hellene S. Runtagh	24,476[2]	*
George H. Walls, Jr.	43,476[2]	*
NEOs		
Christopher L. Mapes	216,059[6]	*
Vincent K. Petrella	109,724[7]	*
George D. Blankenship	78,068[8]	*
Frederick G. Stueber	55,577[9]	*
Mathias Hallmann	3,630[10]	*
All Directors, Director Nominees and Executive Officers as a group (21 persons)	2,164,744[11]	3.27%

*Indicates less than 1%

[1] Reported in compliance with the beneficial ownership rules of the Securities and Exchange Commission, under which a person is deemed to be the beneficial owner of a security, for these purposes, if he or she has or shares voting power or investment power over the security or has the right to acquire the security within 60 days of December 31, 2016.

[2] Includes 4,693 restricted shares.

[3] Includes 3,922 restricted shares.

[4] Of the shares reported, Mr. Lincoln held of record 258,032 shares, 4,693 shares of which are restricted shares. An additional 1,028 shares held of record by his spouse. The remaining shares were held of record as follows; 12,318 shares by a trust for the benefit of his son, as to which Mr. Lincoln is a trustee; 35,154 shares by the Laura R. Heath Family Trust for which Mr. Lincoln serves as a trustee; 27,719 shares by The G.R. Lincoln Family Foundation for which Mr. Lincoln serves as a trustee. Mr. Lincoln disclaims beneficial ownership of the shares held by his spouse, the trusts and the Foundation.

[5] Of the shares reported, 51,007 shares were held of record by a trust established by Ms. Lincoln, under which she has sole investment and voting power, 4,693 shares are restricted shares and 103 shares are held by her daughter (as to which Ms. Lincoln disclaims beneficial ownership). The remaining shares were held of record as follows: 1,003,244 were held of record by The Lincoln Institute of Land Policy, of which Ms. Lincoln is the Chair, as to which shares Ms. Lincoln disclaims beneficial ownership.

[6] Of the shares reported, Mr. Mapes held of record 21,997 shares and 194,062 shares that may be acquired upon the exercise of stock options within 60 days of December 31, 2016.

[7] Of the shares reported, Mr. Petrella held of record 42,191 shares, 15,682 shares of which are held jointly with spouse, and 3,119 shares of which are held in the 401(k) plan. Mr. Petrella has or had the right to acquire 67,533 shares upon the exercise of stock options within 60 days of December 31, 2016.

[8] Of the shares reported, Mr. Blankenship held 40,940 shares, 2,140 shares of which are held jointly by Mr. Blankenship and his spouse, and 5,806 shares of which are held in the 401(k) plan. Mr. Blankenship has or had the right to acquire 37,128 shares upon the exercise of stock options within 60 days of December 31, 2016.

[9] Of the shares reported, Mr. Stueber held of record 9,230 and Mr. Stueber has the right to acquire 46,347 shares upon the exercise of stock options within 60 days of December 31, 2016.

[10] Mr. Hallmann has the right to acquire 3,630 shares upon the exercise of stock options within 60 days of December 31, 2016.

[11] Includes 449,443 shares which all executive officers and directors, as a group, have or had the right to acquire upon the exercise of stock options within 60 days of December 31, 2016.

In addition to the above management holdings, as of December 31, 2016, the 401(k) plan held 1,415,038 shares of Lincoln Electric common stock, or approximately 2.15% of the shares of Lincoln Electric common stock outstanding.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors, executive officers and beneficial owners of 10% or more of the outstanding shares of common stock of Lincoln Electric to file reports of beneficial ownership and changes in beneficial ownership with respect to the securities of Lincoln Electric with the Securities and Exchange Commission and to furnish copies of those reports to us. Based solely on a review of the Forms 3, 4 and 5 and amendments thereto furnished to us with respect to the fiscal year ended December 31, 2016, we believe that for the year 2016 all filing requirements were met on a timely basis.

OTHER OWNERSHIP OF SHARES //

Set forth below is information about the number of shares held by any person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known to us to be an owner of more than 5% of the shares of our common stock as of December 31, 2016.

Name and Address of Beneficial Owner	No. of Shares and Nature of Beneficial Ownership	Percent of Class
Baillie Gifford & Co Calton Square 1 Green Side Row Edinburgh EH1 3AN Scotland, UK	5,173,755	7.84%
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	4,725,492	7.20%
David C. Lincoln 1819 East Morten Avenue, Suite 120 Phoenix, Arizona 85020	4,127,904	6.29%
The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	5,114,777	7.74%
State Street Corporation State Street Financial Center One Lincoln Street Boston, Massachusetts 02111	3,826,757	5.80%

According to its Schedule 13G/A filed on January 27, 2017, Baillie Gifford & Co. has sole dispositive power over 5,173,755 shares and sole voting power over 4,618,158 shares. In its Schedule 13G/A filing, Baillie Gifford & Co. states that the shares of Lincoln Electric common stock reported in the filing were acquired and are held in the ordinary course of business and were not acquired and are not held for purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

According to its Schedule 13G/A filed on January 25, 2017, BlackRock, Inc. has sole voting power over 4,499,823 shares and sole dispositive power over 4,725,492 shares. In its Schedule 13G/A filing, BlackRock states that the shares of Lincoln Electric common stock reported in the filing were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

According to his Schedule 13G/A filed on February 8, 2017, David C. Lincoln has sole voting and dispositive power over 1,740,250 shares and shared voting and dispositive power over 2,387,654 shares. In his Schedule 13G/A filing, Mr. Lincoln states that the shares of Lincoln Electric reported in the filing were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

According to its Schedule 13G/A filed on February 10, 2017, The Vanguard Group has sole voting power over 36,658 shares, shared voting power over 6,681 shares, sole dispositive power over 5,074,857 shares and shared dispositive power over 39,920 shares. In its Schedule 13G/A filing, Vanguard Group states that the shares of Lincoln Electric common stock reported in the filing were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

According to its Schedule 13G filed on February 9, 2017, State Street Corporation has sole voting power over 0 shares, shared voting power over 3,826,757 shares, sole dispositive power over 0 shares and shared dispositive power over 3,826,757 shares. In its Schedule 13G filing, State Street Corporation states that the shares of Lincoln Electric common stock reported in the filing were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION //

During 2016, none of the Compensation and Executive Development Committee members were employees of Lincoln Electric or any of its subsidiaries, and there were no reportable business relationships between Lincoln Electric and the Compensation and Executive Development Committee members. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Compensation and Executive Development Committee. In addition, none of our executive officers serves as a member of the compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors.

AUDIT COMMITTEE REPORT //

The Audit Committee consists solely of independent Directors within the meaning of the Nasdaq listing standards. The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal control over financial reporting. In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management the audited financial statements in the Annual Report, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Committee discussed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Committee under PCAOB Auditing Standard No. 1301, *Communications with Audit Committees.* In addition, the Committee has received and discussed with the independent auditors written disclosures regarding their independence as required by PCAOB Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence.*

The Committee discussed with our internal and independent auditors the overall scope and plan for their respective audits. The Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2016 for filing with the SEC. The Committee and the Board have also recommended the selection of our independent auditors for the year ending December 31, 2017 and the ratification thereof by the shareholders.

By the Audit Committee:
Curtis E. Espeland, Chair
Michael F. Hilton
G. Russell Lincoln
Phillip J. Mason
George H. Walls, Jr.

EXECUTIVE BIOGRAPHIES //

The biographies of our executive officers are hereby incorporated by reference from our Form 10-K for the fiscal year ended December 31, 2016, filed on February 24, 2017 on page 9.

BOARD PROPOSALS //

PROPOSAL 1—ELECTION OF DIRECTORS

Proposal 1 can be found beginning on page 12 of this proxy statement.

PROPOSAL 2—RATIFICATION OF INDEPENDENT AUDITORS

A proposal will be presented at the Annual Meeting to ratify the appointment of the firm of Ernst & Young LLP as our independent auditors to examine our books of account and other records and our internal control over financial reporting for the fiscal year ending December 31, 2017.

Fees for professional services provided by Ernst & Young LLP as our independent auditors in each of the last two fiscal years, in each of the following categories are:

	2016	2015
Audit Fees	$3,079,000	$3,143,000
Audit-Related Fees	10,000	85,000
Tax Fees	178,000	117,000
All Other Fees	0	0
Total Fees	$3,267,000	$3,345,000

Audit Fees include fees associated with the annual integrated audit of the financial statements and internal control over financial reporting in 2016 and 2015, the reviews of our quarterly reports on Form 10-Q, certain statutory audits required for our international subsidiaries and services provided in connection with regulatory filings with the Securities and Exchange Commission. Audit-Related Fees for 2016 and 2015 primarily relate to audit services associated with audits of employee benefit plans and other audit-related requirements with international statutory audits. Tax Fees include tax compliance and tax advisory services. All Other Fees include the fees billed for products and services provided other than the services reported under Audit Fees, Audit-Related Fees and Tax Fees.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has established a policy regarding pre-approval of all audit and non-audit services performed by our independent auditors, including the scope of and fees for such services. Generally, requests for audit, audit-related and tax services, each as defined in the policy, must be presented for approval prior to the performance of such services, to the extent known at that time. The Committee has resolved that four specific categories of services, namely audit services, audit-related services related to acquisitions and new accounting pronouncements, tax advisory services, and tax compliance services, are permissible without itemized pre-approval in an amount not to exceed $100,000 for each of the foregoing services. Itemized detail of all such services performed is subsequently provided to the Committee. In addition, our independent auditors are prohibited from providing certain services described in the policy as prohibited services. All of the fees included in Audit Fees, Audit-Related Fees and Tax Fees shown above were pre-approved by the Audit Committee (or included in the $100,000 limit, as applicable, for certain services as detailed above).

Generally, requests for independent auditor services are submitted to the Audit Committee by our Executive Vice President, Chief Financial Officer and Treasurer (or other member of our senior financial management) and our independent auditors for consideration at the Audit Committee's regularly scheduled meetings. Requests for additional services in the categories mentioned above may be approved at subsequent Audit Committee meetings to the extent that none of such services is performed prior to its approval (unless such services are included in the categories of services that fall within the dollar limits detailed above). The Chairman of the Audit Committee is also delegated the authority to approve independent auditor services requests under certain dollar thresholds provided that the pre-approval is reported at the next meeting of the Audit Committee. All requests for independent auditor services must include a description of the services to be provided and the fees for such services.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate shareholder questions. Although ratification of the appointment of the independent auditors is not required by law, the Audit Committee and the Board of Directors believe that shareholders should be given the opportunity to express their views on the subject. While not binding on the Audit Committee or the Board of Directors, the failure of the shareholders to ratify the appointment of Ernst & Young LLP as our independent auditors would be considered by the Board of Directors in determining whether or not to continue the engagement of Ernst & Young LLP. Ultimately, the Audit Committee retains full discretion and will make all determinations with respect to the appointment of independent auditors, whether or not our shareholders ratify the appointment.

Majority Vote Needed

Ratification requires the affirmative vote of the majority of the shares of Lincoln Electric common stock present or represented and entitled to vote on the matter at the Annual Meeting. Unless otherwise directed, shares represented by proxy will be voted **FOR** ratification of the appointment of Ernst & Young LLP. Abstentions will have the same effect as a vote "against" the proposal.

> **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT AUDITORS**

PROPOSAL 3—ADVISORY VOTE ON EXECUTIVE COMPENSATION

At our 2016 Annual Meeting, approximately 93% of the shareholders who voted on the "say-on-pay" proposal approved the compensation of our NEOs. The Compensation and Executive Development Committee believes that the shareholder vote reinforces the philosophy and objectives of our executive compensation program. Assuming that the shareholders recommend "one year" for the frequency of the say-on-pay vote, then we expect our next say-on-pay vote will be held at the 2018 Annual Meeting.

Our compensation philosophy is to pay for performance, a philosophy that has been rooted in our history and tradition for over 120 years. Our compensation program consists of elements designed to complement one another and focus on both short-term and long-term performance. The Compensation and Executive Development Committee regularly reviews peer group data and best practices and trends related to executive compensation to ensure that our programs are properly aligned with our business strategy and philosophy, as well as promote shareholder value. The Committee receives advice from independent consultants. In addition to the information provided earlier in the Compensation Discussion and Analysis above, we believe shareholders should consider the following in determining whether to approve this proposal:

Our Culture and Performance

To maintain a performance-driven culture, we:

- expect our executives to deliver above-market financial results;
- provide systems that tie executive compensation to superior financial performance;
- take action when needed to address specific business challenges; and
- maintain good governance practices in the design and operation of our executive compensation programs.

We have a long track record of delivering increased value to our shareholders.

Pay for Performance

In designing our executive compensation programs, a core philosophy is that our executives should be rewarded when they deliver financial results that provide value to our shareholders. Therefore, we have established a program that ties executive compensation to superior financial performance.

We have a balanced pay mix between short-term and long-term incentives:

- **Base Salaries.** Base salaries for our NEOs are generally targeted at the 45th percentile of benchmark data (below market median). During 2016, officers, including all NEOs, were on a temporary 5% base salary reduction in connection with Lincoln Electric's cost-cutting measures that was not reinstated until December 1, 2016. As the temporary base salary reduction was in effect at the time of increase evaluations, the Committee did not approve any increases to the NEOs' 2016 base salaries.

- **Annual Bonus Awards Are Aligned with Our Performance and Contain a Balanced Mix of Metrics.** The total cash compensation for our NEOs, which includes base pay and the annual bonus (EMIP), is targeted at the 65th percentile of benchmark data (above market median). The EMIP is based on a balance of metrics—both financial and personal—with the financial components based on EBITB and AOWC/Sales for Compensation Purposes and with a mix of consolidated and, if applicable, segment performance. For 2016, annual bonus payments for the NEOs increased 11%.

- **Cash LTIP Payouts Were Below Targets.** For the 2014–2016 performance cycle, the Cash LTIP paid out below targets since the Adjusted Net Income for Compensation Purposes performance threshold was not met (although the ROIC for Compensation Purposes performance threshold was met).

- **Long-Term Incentives Are Aligned with the Interests of Our Shareholders.** We believe that incentives should be based on factors that deliver long-term sustainability for Lincoln Electric. Therefore, the NEOs receive three types of long-term incentives. The three components are: (1) stock options, (2) RSUs and (3) Performance Shares. Total awards are targeted at the 50th percentile of bench-mark data (at market median).

Good Governance Practices

In addition to our emphasis on pay for performance, we design our programs to be current with best practices and good corporate governance. We also consider the risks associated with any particular program, design or compensation decision. We believe these assessments result in sustained, long-term shareholder value. Some of the governance practices include:

- **Officers Are Subject to Stock Ownership Guidelines.** Our officers, including the NEOs, are subject to stock ownership guidelines that include five times base salary for our Chief Executive Officer and three times base salary for our other NEOs.

- **Committee Receives Regular Updates.** We regularly update the Compensation and Executive Development Committee on current best practices, trends and legislative changes and the Committee conducts annual reviews of market competitiveness and the relationship of our compensation to financial performance.

- **Committee Retains Independent Advisors.** The Committee retains independent compensation consultants and legal advisors to provide input and recommendations on our executive compensation program. Our advisors meet the independence requirements set out by the SEC and Nasdaq.

- **No Compensation Consultant Conflicts of Interest.** While the Committee received assistance from Korn Ferry during 2016 with respect to various executive compensation matters, it is not aware of any conflict of interest related to the work performed.

- **We Have a Broad Clawback Policy.** We have a clawback policy that applies to our incentive compensation. Our policy goes beyond the requirements of Dodd-Frank and applies to all of our officers.

- **Our Change in Control Agreements Require a Double-Trigger.** Our change in control agreements do not provide tax gross-ups, are conditioned on a change in control and termination of employment (double-trigger) and capped payments at three times base and bonus for the Chief Executive Officer and two times base and bonus for the other NEOs.

- **No Tax Gross-Ups.** We do not provide tax gross-ups to our executive officers, other than tax equalization benefits available to all employees on international assignment and modest gross-ups upon relocation available to all domestic employees who relocate.

- **No Multi-Year Guarantees on Compensation.** We do not provide for multi-year guarantees for base pay or other compensation.

- **No Dividends on Unvested RSUs.** We do not pay dividends to executives on unvested RSUs. We sequester dividends until the award vests.

- **SERP was frozen in 2016.** We have not added any new participants to the SERP since 2005 and we froze the SERP and vested benefits as of November 30, 2016. In addition, we did not include performance-based equity awards or other long-term incentive compensation in the pension calculation for our SERP.

- **No Hedging or Pledging.** Officers are not permitted to use Lincoln Electric stock in hedging activities, such as cashless collars, forward sales, equity swaps and other similar arrangements. In addition, our insider trading policy prohibits pledging of Lincoln Electric stock for officers and directors.

- **Limited Perquisites.** We offer limited perquisites that consist of financial planning services (for which imputed income is charged), an annual physical examination, reimbursement of club dues for two NEOs (for which imputed income is charged), and a car lease to one non-U.S. NEO which is customary for work location.

As illustrated above, the Committee has and will continue to take action to structure our executive compensation program in a manner that is performance-based, current with best practices and good corporate governance and aimed at sustaining long-term shareholder value. The Board believes that the executive compensation disclosed in the Compensation Discussion and Analysis section, tabular disclosures (including Summary Compensation Table) and other narrative disclosures in this proxy statement aligns with our peer group pay practices and compensation philosophy.

Upon the recommendation of the Board of Directors, and for the reasons stated above, we ask shareholders to consider the following resolution:

> **RESOLVED,** that the compensation awarded to our NEOs, as disclosed pursuant to Item 402 of Regulation S-K in the Compensation Discussion and Analysis and the tabular disclosure (together with the accompanying narrative disclosure) in this proxy statement, as required by the rules of the Securities and Exchange Commission, is hereby approved.

Your Vote Matters to Us

As an advisory vote, this proposal is not binding on us. However, the Compensation and Executive Development Committee of the Board, which is responsible for designing and administering our executive compensation programs, values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for NEOs.

Majority Vote Needed

A favorable vote of a majority of the shares of Lincoln Electric common stock present or represented by proxy and entitled to vote on the matter is necessary for approval of the proposal. Abstentions will have the same effect as a vote "against" the proposal and broker non-votes will not be counted for determining whether the proposal is approved.

> **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS**

PROPOSAL 4—ADVISORY VOTE ON THE FREQUENCY OF NAMED EXECUTIVE OFFICER COMPENSATION VOTE

In addition to the advisory approval of compensation to our named executive officers, we are seeking a non-binding recommendation from our shareholders as to the frequency with which they would like to have an opportunity to provide an advisory approval of the compensation of our NEOs. As with Proposal 3, this vote is required under Dodd-Frank, as well as SEC rules. We are providing shareholders the option of recommending a frequency of one, two or three years, or abstaining.

We Believe the Advisory Vote Should Be Held Every Year

We believe that the advisory vote on the compensation of our NEOs should be held every year, as is our current practice, so that shareholders may express their views on a regular basis and provide more direct input and feedback on our compensation philosophy and programs. An annual vote will allow us to gain "real-time" feedback (and provide better clarity) as we review, modify and implement our programs.

You have the opportunity to vote for the frequency of the advisory vote on NEO compensation that you believe is appropriate—one year, two years or three years—or you may abstain. The proxy card provides for these four choices—note that you are not voting to approve or disapprove our recommendation that the vote be held every year.

Your Vote Matters to Us

As an advisory vote, the outcome of the vote on this proposal is not binding on us. However, the Board of Directors values the opinions expressed by shareholders, and will consider the outcome of the vote when determining the frequency of the shareholder advisory vote on named executive officer compensation.

Plurality Vote Needed

The choice among the three options that receives the highest number of votes cast (a plurality) will be deemed to be the shareholders' preferred frequency with which Lincoln is to hold a shareholder vote to approve the compensation of its named executive officers. Abstentions and broker non-votes will have no effect on the result of this proposal.

> **YOUR BOARD OF DIRECTORS RECOMMENDS A SELECTION OF "ONE YEAR" ON THE PROPOSAL RECOMMENDING THE FREQUENCY OF SHAREHOLDER VOTES ON THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS**

PROPOSAL 5—RE-APPROVAL OF THE MATERIAL TERMS FOR QUALIFIED PERFORMANCE-BASED COMPENSATION UNDER OUR 2007 MANAGEMENT INCENTIVE COMPENSATION PLAN (MICP)

General

The 2007 MICP continues to afford the Committee the ability to grant annual and long-term cash incentive awards to certain employees of the Company and its affiliates. In 2007, our shareholders approved our 2007 MICP, and in 2012 our shareholders re-approved the plan for purposes of Section 162(m). In 2008, we made technical amendments to the plan. However, such amendments did not change the material terms for "qualified performance-based compensation" (as described below) under the plan as approved by shareholders in 2007, including the eligible participants under the plan, the performance measures under the plan, and the specific limits on awards under the plan.

The 2007 MICP is designed to help us potentially preserve the tax deductibility of certain cash incentive awards paid to eligible employees under Section 162(m). Under Section 162(m), companies generally may not deduct, for federal income tax purposes, compensation paid to their Chief Executive Officer or the three other highest paid executive officers (other than the Chief Financial Officer) to the extent that any of these individuals receive compensation in excess of $1 million in any single year. However, some types of compensation, including "qualified performance-based compensation" under Section 162(m), are not subject to the deduction limitation if the compensation satisfies the requirements of Section 162(m). Generally, compensation attributable to performance-based awards may be deemed to qualify as "qualified performance-based compensation" under Section 162(m) if: (1) the grant is made by a committee of outside directors for purposes of Section 162(m); (2) the plan under which the award is granted states the maximum amount of cash awards that may be granted to any individual during a specified period of time; and (3) the amount of compensation an individual may receive under the awards is based solely on the achievement of one or more pre-established performance goals that incorporate business criteria approved by shareholders. Shareholder approval of this proposal is intended to satisfy the shareholder approval requirements under Section 162(m).

We are seeking shareholder approval of the material terms for qualified performance-based compensation under our 2007 MICP, including the performance measures and award limits under the plan, as well as the individuals eligible to receive awards under the plan, to continue to have the flexibility to potentially grant performance-based awards under the plan that may be deductible for federal income tax purposes. If the shareholders re-approve the material terms for qualified performance-based compensation under our 2007 MICP, assuming all other requirements under Section 162(m) are met, we may be able to obtain tax deductions with respect to awards granted under the 2007 MICP through the 2022 Annual Meeting of Shareholders (in other words, about five years). If the Company's shareholders do not approve this proposal, we will generally be limited in our ability to make certain performance-based awards.

Shareholders are not being asked to approve the 2007 MICP. Instead, shareholders are being asked to approve only the material terms for "qualified performance-based compensation" under the 2007 MICP for purposes of the approval requirements under Section 162(m).

The principal terms of the 2007 MICP are summarized below. The following summary is qualified in its entirety by the full text of the 2007 MICP, which is attached to this proxy statement as Appendix B.

Summary Description of the 2007 MICP

Purposes

The purposes of the 2007 MICP are to reinforce corporate, organizational and business-development goals, to promote the achievement of year-to-year financial and other business objectives and to reward the performance of eligible employees in fulfilling their personal responsibilities.

Administration

The 2007 MICP will generally be administered by the Committee, which will consist solely of two or more "outside directors" within the meaning of Section 162(m).

Eligibility

Employees of the Company and its affiliates are eligible to be selected by the Committee to participate in the 2007 MICP. At or prior to the time that performance objectives for a performance period are established, the Committee will designate which employees will participate in the 2007 MICP for such performance period. In determining the persons to whom awards may be granted and the performance goals relating to each award, the Committee will take into account factors the Committee determines to be relevant in connection with accomplishing the purposes of the plan. Unless otherwise provided by the Committee, a participant generally must be actively employed by us or one of our affiliates at the end of the applicable performance period in order to receive payment of an award under the 2007 MICP, except that an award may be subject to pro-rata payment in the event of certain terminations of employment, as further described in the 2007 MICP. As of the date of this proxy statement, approximately 17 employees are expected to be eligible for participation in the plan in 2017.

Performance Goals

Unless the Committee determines otherwise, the performance period with respect to which awards will be calculated and paid under the 2007 MICP will generally be our fiscal year with respect to annual awards and a period not to exceed 36 months with respect to long-term awards. Within 90 days of the beginning of the performance period and in no event after more than 25% of the performance period has lapsed, the Committee generally will establish in writing one or more performance goals, specific objectives for the performance goals and an objective formula or method for computing the amount payable to each participant based on the extent to which the performance goals are attained.

The performance goals will be based on one or more of the following criteria, where applicable: (i) pre-tax income or after-tax income, adjusted or pro forma net income; (ii) earnings including operating income, earnings before or after taxes, earnings before or after interest, and/or earnings before or after bonus, depreciation, amortization, or extraordinary or special items or earnings before interest, taxes and bonus or regional basis earnings before interest, taxes and bonus; (iii) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets; (iv) operating income; (v) earnings or book value per share (basic or diluted); (vi) return on assets (gross or net), return on investment, return on capital or return on equity; (vii) return on revenues; (viii) net tangible assets (working capital plus property, plants and equipment) or return on net tangible assets (operating income divided by average net tangible assets) or working capital or average operating working capital or average operating working capital to sales (average operating working capital divided by sales); (ix) operating cash flow (operating income plus or minus changes in working capital less capital expenditures); (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations or cash flow in excess of cost of capital; (xi) sales or sales growth; (xii) operating margin or profit margin; (xiii) share price or total shareholder return; (xiv) earnings from continuing operations; (xv) cost targets, reductions or savings, productivity or efficiencies; (xvi) economic value added; and (xvii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, financial management, project management, supervision of litigation, information technology or goals relating to divestitures, joint ventures or similar transactions.

Where applicable, the performance goals may be expressed in terms of attaining a specified level of the particular criterion or the attainment of a percentage increase or decrease in the particular criterion, and may be applied to one or more of the Company or a subsidiary of the Company, or a division or strategic business unit of the Company, all as determined by the Committee. The performance goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be paid (or specified vesting will occur) and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).

The Committee will have the authority to make equitable adjustments to the performance goals in certain circumstances as further described in the 2007 MICP.

Maximum Payments

With respect to Section 162(m) "covered employees," the maximum payment under an annual award is limited to $4,000,000, and the maximum payment under a long-term award is limited to $4,000,000.

Limitation on Committee's Discretion

The Committee does not have the authority to pay out awards for a performance period if the performance goals for the performance period have not been attained, nor may it increase an award above the maximum amounts payable under the 2007 MICP as described above. The Committee may, in its discretion, reduce or eliminate the amounts payable to any participant, provided that the exercise of such negative discretion would not cause such awards to fail to qualify as qualified performance-based compensation for purposes of Section 162(m).

Committee Certification of Performance Goal Attainment

As soon as practicable after the end of each performance period (or such sooner time as the performance goals have been met), and before any awards for a particular year can be paid, the Committee will certify in writing to what extent the Company and the participants have achieved the performance goals for the performance period, including the specific target objectives and the satisfaction of any other material terms of the award, and the Committee will calculate the amount of each participant's award payout for the performance period based upon the performance goals, objectives and computation formulae for the performance period.

Change in Control

If an award that a participant earned under the 2007 MICP during a performance period that ended prior to a change in control of the Company (as defined in the plan) has neither been paid to the participant nor credited to such participant under a deferred compensation plan prior to the change in control, such award shall be paid to the participant within 30 days following the change in control and in no event later than March 14 of the year following the year in which the performance period ended.

Amendments; Termination of the Plan

The 2007 MICP may be amended or terminated by the Board or the Committee, provided that no amendment of the plan will be effective without the approval of shareholders if such amendment would require shareholder approval in order for the plan to continue to comply with Section 162(m). In addition, no amendment may affect adversely any of the rights of any participant under any award following the end of the performance period to which such award relates, provided that the exercise of the Committee's discretion to reduce the amount of an award will not be deemed an amendment of the 2007 MICP.

New Plan Benefits

Inasmuch as individual benefits under the 2007 MICP will be determined by the Committee, in its discretion, specific awards that may be granted in the future under the 2007 MICP are not determinable at this time.

Majority Vote Needed

Approval of the material terms for qualified performance-based compensation under the 2007 MICP requires the affirmative vote of a majority of shares represented in person or by proxy and entitled to vote on this item. Abstentions will be counted as represented and entitled to vote and will therefore have the effect of a vote "against". Broker non-votes will not be considered entitled to vote on this item, and therefore will not be counted in determining the results. Unless otherwise directed, shares represented by proxy will be voted FOR approval of this proposal.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights [a]	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights [b]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans [Excluding Securities Reflected in Column [a]] [c]
Equity compensation plans:			
Approved by security holders	1,986,486	$51.32	4,862,288
Not approved by security holders	—	—	
Total	1,986,486	51.32	4,862,288

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> RE-APPROVAL OF THE MATERIAL TERMS FOR QUALIFIED PERFORMANCE-BASED COMPENSATION UNDER OUR 2007 MICP

PROPOSAL 6—APPROVAL OF FIRST AMENDMENT TO 2015 STOCK PLAN FOR NON-EMPLOYEE DIRECTORS

On February 22, 2017, upon the recommendation of the Nominating and Corporate Governance Committee (which we refer to as the Nominating Committee), our Board unanimously approved and adopted the First Amendment to our 2015 Stock Plan for Non-Employee Directors, subject to the approval of our shareholders at the Annual Meeting. We refer to the original 2015 Stock Plan for Non-Employee Directors as the 2015 Director Plan. We refer to the First Amendment to the 2015 Director Plan as the First Amendment. We refer to the 2015 Director Plan as amended by the First Amendment as the Amended 2015 Director Plan. If approved by our shareholders, the Amended 2015 Director Plan will replace our 2015 Director Plan.

Our shareholders previously approved the 2015 Director Plan, which currently allows us to grant stock options, restricted shares and restricted stock units to our non-employee directors. In the event that our shareholders approve the First Amendment, future awards will be granted under the Amended 2015 Director Plan after the date of such approval. In the event that our shareholders do not approve the First Amendment, then it will not become effective, no awards will be granted under the Amended 2015 Director Plan, and the 2015 Director Plan will continue in accordance with its terms as previously approved by our shareholders.

The following summaries of the material provisions of the First Amendment and the Amended 2015 Director Plan are not intended to be exhaustive and are qualified in their entirety by the terms of the First Amendment and the 2015 Director Plan, copies of which are set forth as Appendix C to this Proxy Statement.

First Amendment Highlight

The First Amendment makes the following material change to the 2015 Director Plan:

- Reduces the minimum vesting requirements for grants of restricted shares, restricted stock units (which we refer to as RSUs) and other share-based awards from three years to one year, which change is designed to align with our recent declassification of our Board.

Previously, each of our directors were elected for a three-year term, and historically the director's annual restricted stock award generally vested over three years, which approach was designed to align with his or her term of service. As of this year, all 11 of our directors are now elected for annual terms of service. As a result, it is important for our Board to be able to re-align annual restricted stock awards to each director, on a going forward basis, to generally vest over one year, which approach will align with his or her new term of service.

We are not seeking to increase the amount of shares available for issuance, to extend the term or to adjust either of the individual award limits contained in the 2015 Director Plan.

Amended 2015 Director Plan Highlights

Administration. The Amended 2015 Director Plan is administered by the Nominating Committee. The Nominating Committee may delegate its authority under the Amended 2015 Director Plan to a subcommittee.

Reasonable Amended 2015 Director Plan Limits. Subject to adjustment as described in the Amended 2015 Director Plan, total awards under the Amended 2015 Director Plan are limited to 300,000 shares, plus any shares recycled into the Amended 2015 Director Plan as described below. These shares may be shares of original issuance or treasury shares or a combination of the foregoing. If approved by our shareholders, the Amended 2015 Director Plan will become effective and no further awards will be made under the 2006 Director Plan.

The Amended 2015 Director Plan also provides that, subject to adjustment as described in the Amended 2015 Director Plan:

- no participant will be granted common-share based awards, in the aggregate, for more than 10,000 common shares during any calendar year; and

- no participant will be granted cash-based awards having an aggregate maximum value in excess of $200,000.

Allowances for Conversion Awards and Assumed Plans. Subject to the Amended 2015 Director Plan's share counting rules, common shares covered by awards granted under the Amended 2015 Director Plan will not be counted as used unless and until the shares are actually issued or transferred. However, common shares issued or transferred under awards granted under the Amended 2015 Director Plan in substitution for or conversion of, or in connection with an assumption of, stock options, SARs, restricted shares, RSUs or other stock or stock-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with us or any of our subsidiaries will not count against (or be added back to) the aggregate share limit or other Amended 2015 Director Plan limits described above. Additionally, shares available under certain plans that we or our subsidiaries may assume in connection with corporate transactions from another entity may be available for certain awards under the Amended 2015 Director Plan, under circumstances further described in the Amended 2015 Director Plan, but will not count against the aggregate share limit or other Amended 2015 Director Plan limits described above.

Limited Share Recycling Provisions. Common shares covered by an award granted under the Amended 2015 Director Plan will not be counted as used unless and until they are actually issued and delivered, but the total number of common shares available under the Amended 2015 Director Plan as of a given date will not be reduced by any common shares relating to prior awards that have expired or have been forfeited, cancelled or settled for cash. Upon payment in cash of the benefit provided by any award granted under the Amended 2015 Director Plan, any common shares that were covered by the applicable portion of such award will again be available for issue or transfer under the Amended 2015 Director Plan. The following common shares will not be added back to the aggregate share limit under the Amended 2015 Director Plan: (1) shares tendered or otherwise used in payment of an option's exercise price; and (2) shares that are repurchased by us with stock option proceeds. Further, all common shares covered by SARs that are exercised and settled in shares, whether or not all common shares covered by the SARs are actually issued to the participant upon exercise, will be considered issued or transferred pursuant to the Amended 2015 Director Plan. If a participant elects to give up the right to receive compensation in exchange for common shares based on fair market value, such common shares will not count against the aggregate share limit under the Amended 2015 Director Plan.

Minimum Vesting Periods/Double-Trigger Change in Control. The Amended 2015 Director Plan provides that, except for awards regarding up to an aggregate of 5% of the maximum number of common shares may be issued or transferred under the 2015 Employee Plan:

- Time-based restrictions on stock options, SARs, restricted shares, RSUs and other share-based awards may not lapse sooner than after one year, unless the Nominating Committee specifically provides for those restrictions to lapse sooner, including (1) by virtue of the retirement, death or disability of a participant or (2) in the event of a change in control only where either (A) within a specified period of time a participant ceases serving as a director other than for cause or (B) such awards are not assumed or converted into replacement awards in a manner described in the applicable award agreement (we refer to any change in control satisfying these conditions as a double-trigger change in control).

Previously, each of our directors were elected for a three-year term and, historically, the director's annual restricted stock award generally vested over three years, which approach was designed to align with his or her term of service. As of this year, all 11 of our directors are now elected for annual terms of service. As a result, it is important for our Board to be able to re-align annual restricted stock awards to each director, on a going forward basis, to generally vest over one year, which approach will align with his or her new term of service. In order to do this, we request that shareholders approve the First Amendment.

No Repricing Without Shareholder Approval. We have never repriced underwater stock options or SARs, and the repricing of options and SARs (outside of certain corporate transactions or adjustment events described in the Amended 2015 Director Plan) is prohibited without shareholder approval under the Amended 2015 Director Plan.

Change in Control Definition. The Amended 2015 Director Plan includes a definition of "change in control." Generally, unless otherwise prescribed by the Nominating Committee in an award agreement, a change in control will generally be deemed to have occurred if:

- a person or group (excluding certain purchases directly from us or by us or our subsidiaries, by our or our subsidiaries' employee benefit plans or related trusts, or by any person or group in a transaction that constitutes a "business combination" as described in the second-to-last bullet of this paragraph) acquires beneficial ownership of 30% or more of the combined voting power of our outstanding securities entitled to vote generally in the election of our directors (which we refer to as voting power), and excluding certain inadvertent purchases or ownership levels as described in the definition in the Amended 2015 Director Plan;

- individuals who as of the effective date of the Amended 2015 Director Plan constituted our entire Board (which we refer to as the incumbent Board) cease to constitute at least a majority of our Board, unless their replacements are approved as described in the Amended 2015 Director Plan;

- we consummate a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of our assets, or the acquisition of the stock or assets of another corporation, or other transaction (which we refer to as a business combination) unless generally (1) owners of our voting power before the business combination generally own a majority of the outstanding voting power of the resulting entity, (2) no person or group (excluding certain entities) beneficially owns 30% or more of the outstanding voting power of the resulting entity, and (3) at least a majority of the board of the resulting entity were members of our incumbent Board when the initial agreement for the business combination was signed or our Board approved the business combination; or

- our shareholders approve a complete liquidation or dissolution of our company, except pursuant to a business combination discussed in the immediately preceding bullet of this paragraph.

Exercise and Base Price Not Less Than Fair Market Value. The Amended 2015 Director Plan also provides that, except with respect to converted, assumed or substituted awards as described in the Amended 2015 Director Plan, no stock options or SARs will be granted with an exercise or base price less than the fair market value of our common shares on the date of grant.

Summary of Other Provisions of the Amended 2015 Director Plan

Shares Available Under the Amended 2015 Director Plan. Subject to adjustment as provided in the Amended 2015 Director Plan, the number of common shares that may be issued or transferred

- upon the exercise of stock options or SARs,
- as restricted shares and released from substantial risks of forfeiture,
- in payment of RSUs,
- as stock or other stock-based awards, or
- in payment of dividend equivalents

will not exceed in the aggregate 300,000 common shares, plus any shares recycled into the Amended 2015 Director Plan as described below. These shares may be shares of original issuance or treasury shares or a combination of the foregoing. As of March 1, 2017, the closing price for our common shares on the Nasdaq Stock Market was $87.54.

Eligibility. Our non-employee directors (10 persons as of March 1, 2017) may be granted awards under the Amended 2015 Director Plan by the Nominating Committee.

Option Rights (Stock Options). The Nominating Committee may grant stock options that entitle the optionee to purchase a specified number of common shares at a price (except with respect to converted, assumed or substituted awards as described in the Amended 2015 Director Plan) not less than market value per share on the date of grant. The option price is payable

- in cash, check or wire transfer at the time of exercise,
- by the transfer to us of common shares owned by the participant having a value at the time of exercise equal to the option price,
- by a "net exercise" arrangement by which we withhold common shares otherwise issuable upon exercise of the stock option,
- by a combination of such payment methods, or
- by such other method as may be approved by the Nominating Committee.

To the extent permitted by law, the Nominating Committee may permit payment of the exercise price in a broker-assisted process by which the proceeds of a sale through a broker of some or all of the option shares are forwarded to us in payment of the exercise price.

Stock options will be evidenced by an award agreement containing such terms and provisions, consistent with the Amended 2015 Director Plan, as the Nominating Committee may approve. No stock option may be exercisable more than ten years from the date of grant. Each grant will specify the period of continuous service that is necessary before the stock options become exercisable. A grant of stock options may provide for the earlier exercise of such stock options, including in the event of the retirement, death or disability of the participant or a double-trigger change in control. Stock options granted pursuant to the Amended 2015 Director Plan may not provide for any dividends or dividend equivalents thereon.

SARs. A SAR is a right, exercisable by the surrender of a related stock option (if granted in tandem with stock options) or by itself (if granted as a free-standing SAR), to receive from us an amount equal to 100%, or such lesser percentage as the Nominating Committee may determine, of the spread between the base price (or option exercise price if a tandem SAR) and the value of our shares on the date of exercise. Any grant may specify that the amount payable on exercise of a SAR may be paid by us in cash, in common shares, or in any combination of the two.

SARs will be evidenced by an award agreement containing such terms and provisions, consistent with the Amended 2015 Director Plan, as the Nominating Committee may approve. Any grant of a tandem SAR will provide that it may be exercised only at a time when the related stock option is also exercisable, at a time when the spread is positive, and by surrender of the related stock option for cancellation. Successive grants of a tandem SAR may be made to the same participant regardless of whether any tandem SARs previously granted to the participant remain unexercised. Each grant will specify in respect of each free-standing SAR a base price that, except with respect to converted, assumed or substituted awards as described in the Amended 2015 Director Plan, may not be less than the market value per share of a common share on the date of grant. Successive grants may be made to the same participant regardless of whether any free-standing SARs previously granted to the participant remain unexercised. No free-standing SAR granted under the Amended 2015 Director Plan may be exercised more than ten years from the date of grant. Each grant may specify the period of continuous service with us that is necessary before the SARs become exercisable. A grant of SARs may provide for the earlier exercise of such SARs, including in the event of the retirement, death or disability of the participant or a double-trigger change in control. SARs granted pursuant to the Amended 2015 Director Plan may not provide for any dividends or dividend equivalents thereon.

Restricted Shares. A grant of restricted shares involves the immediate transfer by us to a participant of ownership of a specific number of common shares in consideration of the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in such common shares, but subject to a substantial risk of forfeiture and restrictions on transfer as described below. The transfer may be made without additional consideration or in consideration of a payment by the participant that is less than current market value at the date of grant, as the Nominating Committee may determine.

Restricted shares must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Internal Revenue Code for a period no shorter than one year. Each such grant or sale of restricted shares will provide that during or after the period for which such substantial risk of forfeiture is to continue, the transferability of the restricted shares will be prohibited or restricted in the manner and to the extent prescribed by the Nominating Committee at the date of grant (which restrictions may include, without limitation, rights of repurchase or first refusal or provisions subjecting the restricted shares to a continuing substantial risk of forfeiture in the hands of any transferee). The Nominating Committee may provide in certain situations for a shorter period during which the forfeiture provisions are to apply, including in the event of the retirement, death or disability of the grantee or a double-trigger change in control.

Grants of restricted shares will be evidenced by an award agreement containing such terms and provisions, consistent with the Amended 2015 Director Plan, as the Nominating Committee may approve. Any grant or sale of restricted shares may require that any or all dividends or other distributions paid with respect to the restricted shares during the period of restriction be automatically deferred and reinvested in additional restricted shares, which may be subject to the same restrictions as the underlying award.

Restricted Stock Units (RSUs). A grant of RSUs constitutes an agreement by us to deliver common shares or cash to the participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the restriction period as the Nominating Committee may specify. During the applicable restriction period, the participant will have no rights of ownership in the common shares deliverable upon payment of the RSUs and will have no right to vote the common shares. The Nominating Committee may, at the date of grant, authorize the payment of dividend equivalents on RSUs, either in cash or in additional common shares.

RSUs will have a restriction period of at least one year. Additionally, the Nominating Committee may provide in certain situations for a shorter restriction period, including in the event of the retirement, death or disability of the grantee, or a double-trigger change in control.

RSUs will be evidenced by an award agreement containing such terms and provisions, consistent with the Amended 2015 Director Plan, as the Nominating Committee may approve. Each grant or sale of RSUs may be made without additional consideration or in consideration of a payment by such participant that is less than the market value per share of common shares at the date of grant. Each grant or sale of RSUs will also specify the time and manner of payment of the RSUs that have been earned and will specify that the amount payable with respect to such grant will be paid by us in common shares or cash, or a combination of the two.

Other Awards. The Nominating Committee may, subject to limitations under applicable law, grant to any participant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, common shares or factors that may influence the value of such shares, including, without limitation:

- convertible or exchangeable debt securities;
- other rights convertible or exchangeable into common shares;
- purchase rights for common shares;
- awards with value and payment contingent upon any other factors designated by the Nominating Committee; and
- awards valued by reference to the book value of common shares or other company securities.

The Nominating Committee will determine the terms and conditions of the other awards. Common shares delivered pursuant to an award in the nature of a purchase right will be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, common shares, other awards, notes or other property, as the Nominating Committee will determine. Cash awards, as an element of or supplement to any other award granted under the Amended 2015 Director Plan, may also be granted.

If the earning or vesting of, or elimination of restrictions applicable to, other awards is based on the passage of time, the period of time will be no shorter than one year. The Committee may grant shares as a bonus, or may grant other awards in lieu of our obligations to pay cash or deliver other property under the Amended 2015 Director Plan or under other plans or compensatory arrangements, subject to terms as determined by the Committee in compliance with Section 409A of the Code. Any grant of an other award may provide for the vesting of, or earlier elimination of restrictions applicable to, such award in certain circumstances, including in the event of the retirement, death, or disability of the participant, or a double-trigger change in control.

Administration. The interpretation and construction by the Nominating Committee of any provision of the Amended 2015 Director Plan or of any agreement, notification or document evidencing the awards and any determination by the Nominating Committee will be final and conclusive. No member of the Nominating Committee will be liable for any such action or determination made in good faith. In addition, the Nominating Committee is authorized to take any action it determines in its sole discretion to be appropriate subject only to the express limitations contained in the Amended 2015 Director Plan, and no authorization in any provision of the Amended 2015 Director Plan is intended or may be deemed to constitute a limitation on the authority of the Nominating Committee.

To the extent permitted by law, the Nominating Committee may delegate to one or more of its members or to one or more of our officers or to one or more agents or advisors, such administrative duties or powers as it may deem advisable, and the Nominating Committee, the subcommittee, or any person to whom duties or powers have been delegated, may employ advisers to render advice with respect to any responsibility the Nominating Committee, the subcommittee or such person may have under the Amended 2015 Director Plan.

Amendments. Our Board may at any time and from time to time amend the Amended 2015 Director Plan in whole or in part. However, if an amendment to the Amended 2015 Director Plan:

- would materially increase the benefits accruing to participants under the Amended 2015 Director Plan,
- would materially increase the number of securities which may be issued under the Amended 2015 Director Plan,
- would materially modify the requirements for participation in the Amended 2015 Director Plan, or
- must otherwise be approved by our shareholders in order to comply with applicable law or the rules of the Nasdaq Stock Market (or our applicable securities exchange),

then such amendment will be subject to shareholder approval and will not be effective until such approval has been obtained.

If permitted by Section 409A of the Internal Revenue Code, but subject to the terms as described below, including in case of termination of service as a non-employee director by reason of death, disability or retirement, or in the case of unforeseeable emergency or other special circumstances or in the event of a double-trigger change in control, if a participant holds:

- a stock option or SAR not immediately exercisable in full,
- any restricted shares as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed,
- any RSUs as to which the applicable restriction period has not been completed,
- any other awards subject to any vesting schedule or transfer restriction, or
- common shares subject to any transfer restriction imposed by the Amended 2015 Director Plan, the Nominating Committee may, in its sole discretion (subject to certain exceptions), accelerate the time at which:
- such stock option or SAR or other award may be exercised,
- such substantial risk of forfeiture or prohibition or restriction on transfer will lapse, or
- such restriction period will end.

The Nominating Committee may also waive any other limitation or requirement under any such award.

The Nominating Committee may amend the terms of any awards granted under the Amended 2015 Director Plan prospectively or retroactively. Except in connection with certain corporate transactions described in the Amended 2015 Director Plan, no amendment will impair the rights of any participant without his or her consent.

Our Board may, in its discretion, terminate the Amended 2015 Director Plan at any time. Termination of the Amended 2015 Director Plan will not affect the rights of participants or their successors under any outstanding awards and not exercised in full on the date of termination.

No Repricing of Stock Options or SARs Without Shareholder Approval. Except in connection with certain corporate transactions described in the Amended 2015 Director Plan, the terms of outstanding awards may not be amended to reduce the option price of outstanding stock options or the base price of outstanding SARs, or cancel outstanding stock options or SARs in exchange for cash, other awards or stock options or SARs with an option price or base price, as applicable, that is less than the option price of the original stock options or base price of the original SARs, as applicable, without shareholder approval. This restriction is intended to prohibit the repricing of "underwater" stock options and SARs and will not be construed to prohibit the adjustments in connection with certain corporate transactions provided for in the Amended 2015 Director Plan. This prohibition may not be amended without approval by our shareholders.

Transferability. Except as otherwise determined by the Nominating Committee, no stock option, SAR, restricted shares, RSU or other awards granted under the Amended 2015 Director Plan, or dividend equivalents paid with respect to awards made under the Amended 2015 Director Plan, will be transferable by the participant except pursuant to a domestic relations order (that contains any information required by us to effectuate the transfer) or by will or the laws of descent and distribution, and in no event shall any such award granted under the Amended 2015 Director Plan be transferred for value. Except as otherwise determined by the Nominating Committee, stock options and SARs will be exercisable during the participant's lifetime only by him or her or, in the event of the participant's legal incapacity to do so, by his or her guardian or legal representative acting on behalf of the participant in a fiduciary capacity under state law and/or court supervision.

The Nominating Committee may provide at the date of grant additional restrictions on transfer for certain common shares earned under the Amended 2015 Director Plan.

Adjustments. The Nominating Committee shall make or provide for such adjustments in the numbers of common shares covered by outstanding stock options, SARs, and RSUs granted under the Amended 2015 Director Plan and, if applicable, in the number of common shares covered by other awards, in the option price and base price provided in outstanding stock options and SARs, in the kind of stock covered by such awards and in the other terms as the Nominating Committee, in its sole discretion, exercised in good faith, shall determine is equitably required to prevent dilution or enlargement of the rights of participants or optionees that otherwise would result from:

- any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of our company;
- any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities; or
- any other corporate transaction or event having an effect similar to these events or transactions.

However, such adjustments will be made automatically, without the necessity of Nominating Committee action, on the customary arithmetical basis in the case of any stock split, including a stock split effected by means of a stock dividend, and in the case of any other dividend paid in out shares. Moreover, in the event of any such transaction or event or in the event of a change in control, the Nominating Committee shall provide in substitution for any or all outstanding awards under the Amended 2015 Director Plan such alternative consideration (including cash), if any, as it, in good faith, shall determine to be equitable in the circumstances and may require the surrender of all awards so replaced in a manner that complies with Section 409A of the Internal Revenue Code.

In addition, for each stock option or SAR with an option price or base price greater than the consideration offered in connection with any such termination or event or change in control, the Nominating Committee may in its sole discretion elect to cancel such stock option or SAR without any payment to the person holding such stock option or SAR. The Nominating Committee shall also make or provide for such adjustments in the total number of common shares available under the Amended 2015 Director Plan, the per-person award limits expressed in shares and any other share limits under the Amended 2015 Director Plan as the Nominating Committee, in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described above.

Recapture Provisions. Any award agreement may provide for the cancellation or forfeiture of an award or the forfeiture and repayment to us of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Nominating Committee from time to time or under Section 10D of the Securities Exchange Act of 1934, as amended, or the rules of any national securities exchange or national securities association on which our common shares are traded.

Effective Date and Termination. The 2015 Director Plan was effective on April 23, 2015. The First Amendment, and thus the Amended 2015 Director Plan, will be effective as of the date the First Amendment is approved by our shareholders (which date is expected to be April 20, 2017). No grants will be made under our 2006 Stock Plan for Non-Employee Directors, as amended (which we refer to as the 2006 Director Plan) after April 23, 2015, except that outstanding awards granted under the 2006 Director Plan will continue unaffected following April 23, 2015.

No grant will be made under the Amended 2015 Director Plan after April 22, 2025, which date is 10 years after the date on which our shareholders approved the 2015 Director Plan, but all grants made on or prior to such date will continue in effect thereafter subject to the terms of the applicable award agreement and the terms of the 2015 Director Plan or the Amended 2015 Director Plan, as applicable. We will not be required to issue any fractional common shares under the Amended 2015 Director Plan, but the Nominating Committee can either eliminate fractional common shares for no payment or settle fractional common shares in cash.

Stock-Based Awards in Substitution for Options or Other Awards Granted by Another Company. Awards may be granted under the Amended 2015 Director Plan in substitution for or in conversion of, or in connection with an assumption of, stock options, stock appreciation rights, restricted stock, restricted stock units or other stock or stock-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with us or any of our subsidiaries. Any conversion, substitution or assumption will be effective as of the close of the merger or acquisition, and, to the extent applicable, will be conducted in a manner that complies with Section 409A of the Code. The awards so granted may reflect the original terms of the awards being assumed or substituted or converted for and need not comply with other specific terms of the Amended 2015 Director Plan, and may account for common shares substituted for the securities covered by the original awards and the number of shares subject to the original awards, as well as any exercise or purchase prices applicable to the original awards, adjusted to account for differences in stock prices in connection with the transaction.

In the event that a company acquired by us or any of our subsidiaries or with which we or any subsidiary merges has shares available under a pre-existing plan previously approved by shareholders and not adopted in contemplation of such acquisition or merger, the shares available for grant pursuant to the terms of such plan (as adjusted, to the extent appropriate, to reflect such acquisition or merger) may be used for awards made after such acquisition or merger under the Amended 2015 Director Plan. However, awards using such available shares may not be made after the date awards or grants could have been made under the terms of the pre-existing plan absent the acquisition or merger, and may only be made to individuals who were not our employees or directors or employees or directors of any of our subsidiaries prior to the acquisition or merger.

Any common shares that are issued or transferred by, or that are subject to any awards that are granted by, or become obligations of, ours as described above will not reduce the common shares available for issuance or transfer under the Amended 2015 Director Plan or otherwise count against the limits contained in the Amended 2015 Director Plan. In addition, no common shares that are issued or transferred by, or that are subject to any awards that are granted by, or become obligations of, ours as described above will be added to the aggregate plan limit contained in the Amended 2015 Director Plan.

Federal Income Tax Consequences

The following is a brief summary of some of the federal income tax consequences of certain transactions under the Amended 2015 Director Plan based on federal income tax laws in effect. This summary, which is presented for the information of shareholders considering how to vote on this proposal and not for Amended 2015 Director Plan participants, is not intended to be complete and does not describe federal taxes other than income taxes (such as Medicare and Social Security taxes), state, local or foreign tax consequences.

Tax Consequences to Participants

Non-Qualified Stock Options. In general, (1) no income will be recognized by an optionee at the time a non-qualified stock option is granted; (2) at the time of exercise of a non-qualified stock option, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the common shares and the fair market value of the common shares, if unrestricted, on the date of exercise; and (3) at the time of sale of common shares acquired pursuant to the exercise of a non-qualified stock option, appreciation (or depreciation) in value of the common shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the common shares have been held.

SARs. No income will be recognized by a participant in connection with the grant of a tandem SAR or a free-standing SAR. When the SAR is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted common shares received on the exercise.

Restricted Shares. The recipient of restricted shares generally will be subject to tax at ordinary income rates on the fair market value of the restricted shares (reduced by any amount paid by the participant for such restricted shares) at such time as the common shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Internal Revenue Code (which we refer to as the Restrictions). However, a recipient may instead elect under Section 83(b) of the Internal Revenue Code within 30 days of the date of transfer of the common shares to have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such common shares (determined without regard to the Restrictions) over the purchase price, if any, of such restricted shares. If a Section 83(b) election has not been made, any dividends received with respect to restricted shares that are subject to the Restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

RSUs. No income generally will be recognized upon the award of RSUs. The recipient of a RSU award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted common shares on the date that such shares are transferred to the participant under the award (reduced by any amount paid by the participant for such RSUs), and the capital gains/loss holding period for such shares will also commence on such date.

New Plan Benefits

It is not possible to determine the specific amounts and types of awards that may be awarded in the future under the Amended 2015 Director Plan because the grant and actual settlement of awards under the Amended 2015 Director Plan are subject to the discretion of the plan administrator.

Majority Vote Needed

Approval of Proposal 6 requires the affirmative vote of the holders of a majority of Lincoln common shares present or represented by Proxy at the Annual Meeting and entitled to vote on the matter when a quorum is present. Unless otherwise directed, shares represented by proxy will be voted FOR the approval of Proposal 6.

> **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> APPROVAL OF THE FIRST AMENDMENT TO OUR 2015 STOCK PLAN FOR NON-EMPLOYEE DIRECTORS**

FAQS //

Who is soliciting proxies and why? Who is paying for the cost of this proxy solicitation?

Your proxy is being solicited by our Board of Directors and we will pay the cost of the solicitation. Certain of our officers and other employees may also solicit proxies, but will not receive any additional compensation for these activities. In addition, we reimburse custodians, nominees and fiduciaries for reasonable expenses incurred in forwarding proxy materials to beneficial owners and obtaining their proxies.

How do we distribute proxy materials to shareholders sharing the same address?

To reduce the expense of delivering duplicate voting materials, we have taken advantage of "householding" rules. These rules permit us to deliver only one set of voting materials to shareholders who share the same address; meaning only one copy of the Annual Report, proxy statement and any other shareholder communications will be sent to those households. Each shareholder will, however, receive a separate proxy card.

How do I obtain a separate set of proxy materials?

If you share an address with another shareholder and have received only one copy of the proxy materials, you may request that we send a separate copy to you at no cost. You may also request that we send only one set of these materials to you if you are receiving multiple copies. You may make these requests by sending a written notice to the Corporate Secretary at Lincoln Electric Holdings, Inc., 22801 St. Clair Avenue, Cleveland, Ohio 44117.

Who may vote?

Record holders as of the close of business on March 1, 2017, the record date, are entitled to vote at the Annual Meeting. On that date, 65,762,206 shares of our common stock were outstanding. Each share is entitled to one vote on each proposal brought before the meeting.

What is required for there to be a quorum at the Annual Meeting?

Holders of at least a majority of the shares of our common stock issued and outstanding on the record date (March 1, 2017) must be present, in person or by proxy, for there to be a quorum in order to conduct business at the meeting.

May I attend the Annual Meeting in person?

Registered holders of our common shares, as well as beneficial owners of our common shares who submit appropriate documentation, as described below, may attend the Annual Meeting in person if they held their shares as of the record date (March 1, 2017). If you plan to attend the Annual Meeting and are a registered holder, please check the attendance box on the proxy card or indicate so when prompted if you are voting by telephone or over the Internet.

What is the difference between holding shares as a shareholder of record and as a beneficial holder?

- **Shareholder of Record.** If your shares are registered in your name with our transfer agent/registrar, you are considered the shareholder of record and these proxy materials have been sent directly to you. You may vote in person at the meeting. You may also grant us your proxy to vote your shares by telephone, via the Internet or by mailing your signed proxy/voting instruction card in the envelope provided.

- **Beneficial Holder of Shares Held in "Street Name."** If your shares are held in a brokerage account, by a trustee, or by another nominee, then that person is considered the shareholder of record and the shares are considered held in "street name." We sent these proxy materials to that other person, and they have been forwarded to you with a voting instruction card. As a beneficial owner, you have the right to direct your nominee on how to vote your shares and you are also invited to attend the meeting. However, you are not the shareholder of record and you may not vote in person at the meeting unless you obtain a legal proxy from the nominee that holds your shares. Please refer to the information your nominee provided to see what voting options are available to you. If you have not heard from your nominee, please contact them as soon as possible.

What shares are included on the proxy card?

If you are both a registered shareholder and a participant in The Lincoln Electric Company Employee Savings Plan (401(k) plan), you may have received one proxy card that shows all the shares registered in your name, including any dividend reinvestment plan shares, and all shares you have credited to your 401(k) plan account. Accordingly, your proxy card also serves as your voting directions to the 401(k) plan Trustee.

Please note, however, that unless the identical name(s) appeared on all your accounts, we were not able to consolidate your share information. If that was the case, you received more than one proxy card and must vote each one separately.

If your shares are held through a nominee, you will receive either a voting form or a proxy card from them, instructing you on how to vote your shares.

If you are both a record holder of shares and a beneficial holder of additional shares, you will receive a proxy card(s) directly from us as well as a voting instruction card from your nominee.

What is a broker non-vote and what effect does it have?

Brokers or other nominees who hold our common stock for a beneficial owner have the discretion to vote on routine proposals when they have not received voting instructions from the beneficial owner. However, your nominee is not permitted to vote on your behalf on the election of directors (Proposal 1) and other non-routine matters (Proposals 3, 4, 5 and 6) unless you provide specific voting instructions to them by following the instructions provided to you.

A broker non-vote occurs when a broker or other nominee does not receive voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares. **Therefore, if you hold your shares beneficially through a nominee, you must communicate your voting instructions to them to have your shares voted.**

Broker non-votes, as well as abstentions, will be counted for purposes of calculating whether a quorum is present at the Annual Meeting, but broker non-votes will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote (i.e., it will not be considered a vote "cast") with respect to a particular proposal.

How do I vote?

Registered Holders

If your shares are registered in your name, you may vote in person or by proxy in any one of four ways outlined in the Proxy Summary section of this proxy statement.

Participants in the 401(k) Plan

If you participate in the 401(k) plan, the plan's independent Trustee, Fidelity Management Trust Company, will vote your 401(k) plan shares according to your voting directions. You may give your voting directions to the plan Trustee in any ONE of the three ways set forth above under "Registered Holders." If you do not return your voting instruction card or do not vote over the Internet or by telephone, the Trustee will not vote your plan shares. Because 401(k) plan shares are held in a qualified plan, you are not able to vote 401(k) plan shares in person at the Annual Meeting.

Beneficial Holders of Shares Held in "Street Name"

If your shares are held by a bank, broker, trustee or some other nominee (in street name), that entity will give you separate voting instructions.

If you hold your shares in street name, and you also wish to vote at the Annual Meeting, you must obtain a proxy, executed in your favor, from your nominee.

What happens if I sign, date and return my proxy but do not specify how I want my shares voted on the proposals?

Registered Shareholders

If you sign, date and return your proxy card but do not specify how you want to vote your shares, your shares will be voted **FOR** the election of all of the Director nominees, **FOR** the ratification of the appointment of our independent auditors, **FOR** the approval of the compensation of our NEOs, **FOR** the annual frequency of a shareholder vote on the compensation of the NEOs, **FOR** the re-approval of the material terms for qualified performance-based compensation under our 2007 MICP and **FOR** the amendment of the 2015 Director Plan.

"Street Name" Shareholders

Your nominee may vote your uninstructed shares only on those proposals on which it has discretion to vote. Your nominee does not have discretion to vote your uninstructed shares on non-routine matters such as Proposal 1 (election of Directors), Proposal 3 (advisory vote on executive compensation), Proposal 4 (shareholder vote on the compensation of the NEOs), Proposal 5 (re-approval of the material terms for qualified performance-based compensation under our 2007 MICP) and Proposal 6 (amending the 2015 Director Plan). However, your nominee does have discretion to vote your uninstructed shares on routine matters such as Proposal 2 (ratification of independent auditors).

May I revoke my proxy or change my vote?

Yes. If you are a registered holder, you may change or revoke your proxy prior to the closing of the polls in any one of the following FOUR ways:

1. By sending a written notice to our Corporate Secretary stating that you want to revoke your proxy;
2. By submitting a properly completed and signed proxy card with a later date (which will automatically revoke the earlier proxy);
3. By entering later-dated telephone or Internet voting instructions (which will automatically revoke the earlier proxy); or
4. By voting in person at the Annual Meeting after requesting that the earlier proxy be revoked. Because 401(k) plan shares are held in a qualified plan, you are not able to revoke or change your vote on 401(k) plan shares at the Annual Meeting.

If your shares are held by a nominee, you will have to check with your nominee to determine how to change your vote.

Who counts the votes?

We have engaged Broadridge Financial Solutions, Inc. as our independent agent to receive and tabulate the votes. Broadridge will also act as our inspector of elections at the Annual Meeting.

May I receive future shareholder communications over the Internet?

If you are a registered shareholder, you may consent to receiving future shareholder communications (e.g., proxy materials and interim communications) over the Internet instead of the mail. You may give your consent by marking the appropriate box on your proxy card or following the prompts given you when you vote by telephone or over the Internet. If you choose electronic access, once there is sufficient interest in electronic delivery, we will discontinue mailing materials to you. However, you will still receive a proxy card, together with a formal notice of the meeting, in the mail.

Providing shareholder communications over the Internet may reduce our printing and postage costs and the number of paper documents that you would otherwise receive. Once you give your consent, it will remain in effect until you inform us otherwise.

If your shares are held through a nominee, check the information provided by that entity for instructions on how to choose to access future shareholder communications over the Internet.

When are shareholder proposals due for next year's Annual Meeting in 2018?

In order for proposals to be considered for inclusion in next year's proxy statement for the 2018 Annual Meeting, a shareholder proposal must be received in writing by the Corporate Secretary at Lincoln Electric Holdings, Inc., 22801 Saint Clair Avenue, Cleveland, Ohio 44117-1199 on or before November 20, 2017. In addition, if shareholders want to present proposals at our 2018 Annual Meeting that are not included in Lincoln Electric's proxy materials, they must comply with the requirements set forth in our Amended and Restated Code of Regulations. Specifically, they must provide written notice containing certain information and such notice must be received no later than January 22, 2018 and no earlier than December 21, 2017. If the Board of Directors chooses to present any information submitted after the applicable deadlines at the 2018 Annual Meeting, then the persons named in proxies solicited by the Board for the 2018 Annual Meeting may exercise discretionary voting power with respect to such information.

May I submit a nomination for Director?

Our Amended and Restated Code of Regulations permits shareholders to nominate persons for election as a Director but requires that nominations be received in the Corporate Secretary's Office at least 80 days before the date of the annual meeting at which the nomination is to be made. If we have not publicly announced the date of the annual meeting more than 90 days prior to the annual meeting date, shareholder nominations must be received in the Corporate Secretary's Office no later than the close of business on the tenth day following the day on which we publicly announced the date of the annual meeting.

For this year's Annual Meeting, we had to receive nominations not later than the close of business on January 30, 2017, as we publicly announced the date of this year's Annual Meeting on January 13, 2017, which is more than 90 days prior to this year's Annual Meeting date. Accordingly, no additional nominations can be made for this year's Annual Meeting.

To nominate a candidate for election as Director, a shareholder must send a written notice to the Corporate Secretary at Lincoln Electric Holdings, Inc., 22801 Saint Clair Avenue, Cleveland, Ohio 44117-1199. The notice must include the information about the shareholder and about the person he or she intends to nominate that is required by our Amended and Restated Code of Regulations.

How do I contact Lincoln Electric?

For general information, shareholders may contact Lincoln Electric at the following address:

Lincoln Electric Holdings, Inc.
22801 Saint Clair Avenue
Cleveland, Ohio 44117-1199
Attention: Amanda Butler, Director, Investor Relations

Throughout the year, you may visit our website at www.lincolnelectric.com for information about current developments at Lincoln Electric.

How do I contact the Directors?

Shareholders may send communications to any or all of our Directors through the Corporate Secretary at the following address:

Lincoln Electric Holdings, Inc.
22801 Saint Clair Avenue
Cleveland, Ohio 44117-1199
Attention: Corporate Secretary

The name of any specific intended Board recipient should be noted in the communication. Prior to forwarding any correspondence, the Corporate Secretary will review such correspondence and, in his discretion, not forward certain items if they are deemed of a frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, some of that correspondence may be forwarded elsewhere within Lincoln Electric for review and possible response.

APPENDIX A—DEFINITIONS AND NON-GAAP FINANCIAL MEASURES //

The discussion of our results in the CD&A and other sections of this proxy statement includes reference to our EBIT, EBITB, Adjusted net income, Adjusted diluted earnings per share, Adjusted operating income, Adjusted operating income margin, Return on Invested Capital (ROIC), Average Operating Working Capital to Sales (AOWC/Sales), 3-year and 5-year Total Shareholder Return (TSR), and Free Cash Flow (FCF) performance. Some of these metrics are considered Non-GAAP financial measures, as management uses various GAAP and non-GAAP financial measures in assessing and evaluating the Company's underlying operating performance. Non-GAAP financial measures exclude the impact of special items on the Company's reported financial results. Non-GAAP financial measures should be read in conjunction with the generally accepted accounting principles in the United States ("GAAP"), as non-GAAP measures are a supplement to, and not a replacement for, GAAP financial measures. The following defines the financial and non-GAAP financial measures discussed in the CD&A and other sections of this proxy statement:

ADJUSTED DILUTED EARNINGS PER SHARE
Adjusted Diluted Earnings Per Share is defined as reported Diluted Earnings Per Share excluding certain disclosed special items.

ADJUSTED NET INCOME
Adjusted Net Income is defined as reported Net Income excluding certain disclosed special items.

ADJUSTED NET INCOME FOR COMPENSATION PURPOSES
Adjusted Net Income for Compensation Purposes is defined as reported Net Income excluding certain disclosed special items and other adjustments as approved by the Compensation Committee.

ADJUSTED OPERATING INCOME
Adjusted Operating Income is defined as reported Operating Income excluding certain disclosed special items.

ADJUSTED OPERATING INCOME MARGIN
Adjusted Operating Income Margin is defined as Adjusted Operating Income divided by Net sales.

AOWC/SALES
AOWC/Sales is defined as net operating working capital as of period end divided by annualized rolling three months of sales. Net operating working capital is defined as Accounts receivable plus Inventory less Trade accounts payable.

AOWC/SALES FOR COMPENSATION PURPOSES
AOWC/Sales for Compensation Purposes is defined as the three-month average operating working capital (gross accounts receivable plus gross inventory less trade accounts payable) divided by the rolling twelve-months of sales calculated at budgeted exchange rates and adjusted for the results of businesses acquired during the year.

CASH CONVERSION
Cash Conversion is defined as Free Cash Flow divided by Adjusted Net Income.

EBIT
EBIT is an amount equal to earnings before interest and tax defined as operating income plus equity earnings in affiliates and other income.

EBITB
EBITB is an amount equal to earnings before interest, tax and bonus, calculated at budgeted exchange rates and adjusted for special items as determined by management. The adjustments for special items include such items as rationalization charges, certain asset impairment charges, the gains and losses on certain transactions including the disposal of assets and the results of businesses acquired during the year. Adjusted Operating Income is a representative measure of EBITB.

FREE CASH FLOW (FCF)
Free Cash Flow is defined as Net cash provided by operating activities less Capital expenditures.

RETURN ON INVESTED CAPITAL (ROIC)

ROIC is defined as rolling 12 months of Adjusted net income excluding tax-effected interest income and expense divided by Invested capital. Invested capital is defined as total debt, which includes Amounts due banks, Current portion of long-term debt and Long-term debt, less current portion, plus Total equity.

RETURN ON INVESTED CAPITAL (ROIC) FOR COMPENSATION PURPOSES

ROIC for Compensation Purposes is calculated by an independent third party and is adjusted for certain transactions as approved by the Compensation Committee. In 2015, pension settlement charges primarily related to the purchase of a group annuity contract were excluded. In 2016, the ROIC for Compensation Purposes was adjusted to exclude the incremental balance in cash and marketable securities as of December 31, 2016 compared with the December 31, 2013 balance, as well as interest expense associated with the long-term notes drawn as a result of the execution of our capital allocation strategy.

TOTAL SHAREHOLDER RETURN (TSR)

TSR is an amount equal to the net stock price change for Lincoln Electric (LECO) common stock plus the reinvestment of dividends paid over the prescribed period of time.

Adjusted Operating Income

The following table presents a reconciliation of Operating income as reported to Adjusted operating income for the years ended December 31, 2009 to 2016:

[$ in thousands]	Year Ended December 31,							
	2016	2015	2014	2013	2012	2011	2010	2009
Operating income (as reported)	$288,274	$181,700	$373,747	$406,985	$362,081	$296,680	$186,430	$ 93,233
Special items (pre-tax):								
Rationalization and asset impairment charges	—	19,958	30,053	8,463	9,354	282	(384)	29,887
Venezuela deconsolidation and remeasurement losses	34,348	27,214	21,133	12,198			3,123	
Pension settlement charges	—	142,738						(2,144)
Other	—			705	1,381			
Adjusted operating income	$322,622	$371,610	$424,933	$428,351	$372,816	$296,962	$189,169	$120,976
Adjusted operating income margin	14.2%	14.7%	15.1%	15.0%	13.1%	11.0%	9.1%	7.0%

Adjusted Net Income and Adjusted Diluted Earnings per Share

The following table presents reconciliations of Net income and Diluted earnings per share as reported to Adjusted net income and Adjusted diluted earnings per share for the years ended December 31, 2009 to 2016:

[$ in thousands except per share amounts]	Year Ended December 31,							
	2016	2015	2014	2013	2012	2011	2010	2009
Net income (as reported)	$198,399	$127,478	$254,686	$293,780	$257,411	$217,186	$130,244	$48,576
Special items (after-tax):								
Rationalization and asset impairment charges	—	18,182	30,914	7,573	7,442	237	(894)	23,789
Venezuela deconsolidation and remeasurement losses	33,251	27,214	21,133	12,198			3,560	
Pension settlement charges	—	87,310						(2,144)
Income tax impact from change in tax regulations, audit settlements and other items	(7,196)					(4,844)	(5,092)	
Other	—		(805)	(363)	906		1,782	2,877
Adjusted net income	$224,454	$260,184	$305,928	$313,188	$265,759	$212,579	$129,600	$73,098
Diluted earnings per share (as reported)	$ 2.91	$ 1.70	$ 3.18	$ 3.54	$ 3.06	$ 2.56	$ 1.53	$ 0.57
Special items per share	$ 0.38	$ 1.78	$ 0.64	$ 0.23	$ 0.10	$ (0.05)	$ (0.01)	$ 0.29
Adjusted diluted earnings per share	$ 3.29	$ 3.48	$ 3.82	$ 3.77	$ 3.16	$ 2.51	$ 1.52	$ 0.86

Return on Invested Capital (ROIC)

The following table presents calculations of ROIC for the years ended December 31, 2009 to 2016:

[$ in thousands]	Year Ended December 31,							
	2016	2015	2014	2013	2012	2011	2010	2009
Adjusted net income	$ 224,454	$ 260,184	$ 305,928	$ 313,188	$ 265,759	$ 212,579	$ 129,600	$ 73,098
Plus: Interest expense (after-tax)	11,775	13,469	6,439	1,767	2,597	4,164	4,156	5,293
Less: Interest income (after-tax)	1,291	1,675	1,909	2,049	2,471	1,938	1,479	2,150
Net operating profit after taxes	234,938	271,978	310,458	312,906	265,885	214,805	132,277	76,241
Invested capital	$1,417,799	$1,287,073	$1,356,435	$1,549,775	$1,378,596	$1,296,620	$1,247,183	$1,209,392
Return on invested capital	16.6%	21.1%	22.9%	20.2%	19.3%	16.6%	10.6%	6.3%

LINCOLN ELECTRIC HOLDINGS, INC.
2007 Management Incentive Compensation Plan
(as amended and restated as of December 31, 2008)

1. **Purpose.** The purpose of the Lincoln Electric Holdings, Inc. 2007 Management Incentive Compensation Plan is to reinforce corporate, organizational and business-development goals, to promote the achievement of year-to-year financial and other business objectives and to reward the performance of eligible employees in fulfilling their personal responsibilities.

2. **Definitions.** The following terms, as used herein, shall have the following meanings:

   (a) "Affiliate" shall mean, with respect to the Company or any of its subsidiaries, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company.

   (b) "Award" shall mean an incentive compensation award, granted pursuant to the Plan, that is contingent upon the attainment of Performance Goals with respect to a Performance Period. An Award shall be designated as either an "Annual Award" or a "Long-Term Award."

   (c) "Board" shall mean the Board of Directors of the Company.

   (d) "Change in Control" shall mean (i) for the purposes of vesting of any Award, the occurrence of a Change in Control as defined in the Company's 2006 Equity and Performance Incentive Plan (or as set forth in the applicable award agreement under such plan); and (ii) for purposes of payment of any Award that would be deferred compensation within the meaning of Section 409A of the Code, a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company's assets, within the meaning of Section 409A of the Code.

   (e) "Code" shall mean the U.S. Internal Revenue Code of 1986, as amended.

   (f) "Committee" shall mean the Compensation and Executive Development Committee of the Board of Directors, the composition of which shall at all times consist solely of two or more "outside directors" within the meaning of Section 162(m) of the Code.

   (g) "Company" shall mean Lincoln Electric Holdings, Inc. and its successors.

   (h) "Covered Employee" shall have the meaning set forth in Section 162(m)(3) of the Code.

   (i) "Disability" means a disability covered under the Company's long-term disability program.

   (j) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

   (k) "Negative Discretion" shall mean discretion exercised by the Committee to cancel or reduce the amount of payment under an Award; provided that the exercise of such discretion shall not cause the affected Award to fail to qualify as "performance-based compensation" under Section 162(m) of the Code.

   (l) "Participant" shall mean any employee of the Company or an Affiliate who is, pursuant to Section 4 of the Plan, selected to participate in the Plan.

   (m) "Performance Goals" shall mean performance goals based on one or more of the following criteria, where applicable: (i) pre-tax income or after-tax income, adjusted or pro forma net income; (ii) earnings including operating income, earnings before or after taxes, earnings before or after interest, and/or earnings before or after bonus, depreciation, amortization, and/or extraordinary or special items or earnings before interest, taxes and bonus or regional basis earnings before interest, taxes and bonus; (iii) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets; (iv) operating income; (v) earnings or book value per share (basic or diluted); (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) return on revenues; (viii) net tangible assets (working capital plus property, plants and equipment) or return on net tangible assets (operating income divided by average net tangible assets) or working capital or average operating working capital or average operating working capital to sales (average operating working capital divided by sales); (ix) operating cash flow (operating income plus or minus changes in working capital less capital expenditures); (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) sales or sales growth; (xii) operating margin or profit margin; (xiii) share price or total shareholder return; (xiv) earnings from continuing operations; (xv) cost targets, reductions or savings, productivity or efficiencies; (xvi) economic value added; and (xvii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, financial management, project management, supervision of litigation, information technology, or goals relating to divestitures, joint ventures or similar transactions. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criterion or the attainment of a percentage increase or decrease in the particular criterion, and may be applied to one or more of the Company or a subsidiary of the Company, or a division or strategic business unit of the Company, all as determined by the Committee. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be paid (or specified vesting will occur) and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).

(n) "Performance Period" shall mean, unless the Committee determines otherwise, a period of no longer than (i) 12 months with respect to an Annual Award and (ii) 36 months with respect to a Long-Term Award.

(o) "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

(p) "Plan" shall mean Lincoln Electric Holdings, Inc. 2007 Management Incentive Compensation Plan, as amended from time to time.

(q) "Retirement" means a Participant's retirement from active employment with the Company and each of its Affiliates pursuant to which the Participant is entitled to receive a normal retirement pension under The Lincoln Electric Company Retirement Annuity Program.

3. **Administration.** The Plan shall be administered by the Committee. The Committee shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Awards; to determine the persons to whom and the time or times at which Awards shall be granted; to determine the terms, conditions, restrictions and performance criteria, including Performance Goals, relating to any Award; to determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, or surrendered; to construe and interpret the Plan and any Award; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of Awards; and to make all other determinations deemed necessary or advisable for the administration of the Plan. The Committee shall have the authority to make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or any parent or subsidiary of the Company or the financial statements of the Company or any parent or subsidiary of the Company, in response to changes in applicable laws or regulations or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

All decisions, determinations and interpretations of the Committee shall be final and binding on all persons, including the Company and the Participant (or any person claiming any rights under the Plan from or through any Participant).

Subject to Section 162(m) of the Code or as otherwise required for compliance with other applicable law, the Committee may delegate all or any part of its authority under the Plan to any officer or officers of the Company.

4. **Eligibility.** Awards may be granted to Participants in the sole discretion of the Committee. In determining the persons to whom Awards shall be granted and the Performance Goals relating to each Award, the Committee shall take into account such factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan.

5. **Terms of Awards.** Awards granted pursuant to the Plan shall be communicated to Participants in such form as the Committee shall from time to time approve and the terms and conditions of such Awards shall be set forth therein.

(a) *In General.* On or prior to the earlier of the 90th day after the commencement of a Performance Period or the date on which 25% of a Performance Period has elapsed, the Committee shall specify in writing, by resolution of the Committee or other appropriate action, the Participants for such Performance Period and the Performance Goals applicable to each Award for each Participant with respect to such Performance Period. Unless otherwise provided by the Committee in connection with specified terminations of employment, payment in respect of Awards shall be made only if and to the extent the Performance Goals with respect to such Performance Period are attained.

(b) *Special Provisions Regarding Awards.* Notwithstanding anything to the contrary contained in this Section 5, the maximum amount that may be paid to a Covered Employee under the Plan with respect to an Annual Award is $4 million and the maximum amount that may be paid to a Covered Employee under the Plan with respect to a Long-Term Award is $4 million. Notwithstanding anything to the contrary herein, in determining the amount of payment under an Award in respect of a Performance Period, the Committee may cancel an Award or reduce the amount payable under an Award that was otherwise earned during a Performance Period through the use of Negative Discretion if, in the Committee's sole discretion, such cancellation or reduction is appropriate. In no event shall any discretionary authority granted to the Committee by the Plan including, but not limited to, Negative Discretion, be used to (i) grant or provide payment in respect of Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained or (b) increase an Award above the maximum amount payable under this Section 5(b).

(c) *Time and Form of Payment.* All payments in respect of Awards granted under this Plan shall be made in cash on March 14th of the year following the year in which the Performance Period ends.

6. **Section 409A of the Code.** Awards under the Plan are intended to comply with Section 409A of the Code and all Awards shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the effective date of the Plan. Notwithstanding any provision of the Plan or any Award to the contrary, in the event that the Committee determines that any Award may or does not comply with Section 409A of the Code, the Company may adopt such amendments to the Plan and the affected Award (without Participant consent) or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (i) exempt the Plan and any Award from the application of Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to Award, or (ii) comply with the requirements of Section 409A of the Code.

Notwithstanding any provisions of this Plan to the contrary, if a Participant is a "specified employee" (within the meaning of Section 409A of the Code and determined pursuant to policies adopted by the Company) on his date of separation from service and if any portion of an Award to be received by the Participant upon his or her separation from service would be considered deferred compensation under Section 409A of the Code, amounts of deferred compensation that would otherwise be payable pursuant to this Plan during the six-month period immediately following the Participant's separation from service will instead be paid or made available on the earlier of (i) the first day of the seventh month following the date of the Participant's separation from service and (ii) the Participant's death.

7. **General Provisions.**

(a) *Compliance with Legal Requirements.* The Plan and the granting and payment of Awards, and the other obligations of the Company under the Plan shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required.

(b) *Nontransferability.* Awards shall not be transferable by a Participant except upon the Participant's death following the end of the Performance Period but prior to the date payment is made, in which case the Award shall be transferable in accordance with any beneficiary designation made by the Participant in accordance with Section 7(l) below or, in the absence thereof, by will or the laws of descent and distribution.

(c) *No Right To Continued Employment.* Nothing in the Plan or in any Award granted pursuant hereto shall confer upon any Participant the right to continue in the employ of the Company or to be entitled to any remuneration or benefits not set forth in the Plan or to interfere with or limit in any way whatever rights otherwise exist of the Company to terminate such Participant's employment or change such Participant's remuneration.

(d) *Withholding Taxes.* Where a Participant or other person is entitled to receive a payment pursuant to an Award hereunder, the Company shall have the right either to deduct from the payment, or to require the Participant or such other person to pay to the Company prior to delivery of such payment, an amount sufficient to satisfy any federal, state, local or other withholding tax requirements related thereto.

(e) *Amendment, Termination and Duration of the Plan.* The Board or the Committee may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part; provided that, no amendment that requires shareholder approval in order for the Plan to continue to comply with Section 162(m) of the Code shall be effective unless the same shall be approved by the requisite vote of the shareholders of the Company. Notwithstanding the foregoing, no amendment shall affect adversely any of the rights of any Participant under any Award following the end of the Performance Period to which such Award relates, provided that the exercise of the Committee's discretion pursuant to Section 5(b) to reduce the amount of an Award shall not be deemed an amendment of the Plan.

(f) *Participant Rights.* No Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment for Participants.

(g) *Termination of Employment.*

   (i) Unless otherwise provided by the Committee, and except as set forth in subparagraph (ii) of this Section 7(g), a Participant must be actively employed by the Company or one of its Affiliates at the end of the Performance Period in order to be eligible to receive payment in respect of such Award.

   (ii) Unless otherwise provided by the Committee, if a Participant's employment is terminated as result of death, Disability or Retirement prior to the end of the Performance Period, the Participant's Award shall be cancelled and in respect of his or her cancelled Award the Participant shall receive a pro-rata portion of the Award as determined by the Committee.

(h) *Change in Control.* If any Award which a Participant earned under the Plan during any Performance Period which ended prior to a Change in Control has neither been paid to the Participant nor credited to such Participant under a deferred compensation plan maintained or sponsored by the Company or an Affiliate prior to the Change in Control, such Award shall be paid to the Participant within thirty (30) days following such Change in Control and in no event later than the date specified in Section 5(c).

(i) *Unfunded Status of Awards.* The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company.

(j) *Governing Law.* The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Ohio without giving effect to the conflict of laws principles thereof.

(k) *Effective Date.* The Plan shall take effect upon its adoption by the Board; provided, however, that the Plan shall be subject to the requisite approval of the shareholders of the Company in order to comply with Section 162(m) of the Code. In the absence of such approval, the Plan (and any Awards made pursuant to the Plan prior to the date of such approval) shall be null and void.

(l) *Beneficiary.* A Participant may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation; provided, that, in the event the Participant does not designate a beneficiary with respect to a particular Award, the Participant's most recent beneficiary designation form on file with the Company shall control. If no designated beneficiary survives the Participant and an Award is payable to the Participant's beneficiary pursuant to Section 7(b), the Participant's estate shall be deemed to be the grantee's beneficiary.

(m) *Interpretation.* The Plan is designed and intended to comply, to the extent applicable, with Section 162(m) of the Code, and all provisions hereof shall be construed in a manner to so comply.

First Amendment
to the
LINCOLN ELECTRIC HOLDINGS, INC.
2015 Stock Plan for Non-Employee Directors

RECITALS

WHEREAS, Lincoln Electric Holdings, Inc. (the "Company") maintains and operates the Company's 2015 Stock Plan for Non-Employee Directors (the "Plan");

WHEREAS, the Company now desires to amend the Plan to change the minimum vesting requirements for certain awards under the Plan from three years to one year;

WHEREAS, the Board of Directors of the Company has approved this First Amendment to the Plan (this "First Amendment") on February 22, 2017, subject to approval of the shareholders of the Company at the 2017 Annual Meeting of Shareholders expected to be held on April 20, 2017 (the "Effective Date"); and

WHEREAS, unless otherwise defined in this First Amendment, terms used in this First Amendment with initial capital letters will have the meanings assigned to them in the Plan.

NOW, THEREFORE, the Plan is hereby amended by this First Amendment, effective as of the Effective Date, as follows:

1. The text of Section 3(c) of the Plan is amended and restated in its entirety to read as follows:

   "Notwithstanding anything in this Plan to the contrary, up to 5% of the maximum number of Common Shares that may be issued or transferred under this Plan as provided for in **Section 3(a)** of this Plan, as may be adjusted under **Section 10** of this Plan, may be used for awards granted under **Section 4** through **Section 8** of this Plan that do not comply with the applicable one-year minimum vesting requirements set forth in such sections of the Plan."

2. The text of Section 6(c) of the Plan is amended and restated in its entirety to read as follows:

   "Each such grant or sale will provide that the Restricted Shares covered by such grant or sale that vest upon the passage of time will be subject to a 'substantial risk of forfeiture' within the meaning of Section 83 of the Code for a period to be determined by the Committee at the Date of Grant. The period of time will be no shorter than one year."

3. The text of Section 7(c) of the Plan is amended and restated in its entirety as follows:

   "Each such grant or sale will be subject to a Restriction Period of not less than one year."

4. The text of Section 8(d) of the Plan is amended and restated in its entirety to read as follows:

   "If the earning or vesting of, or elimination of restrictions applicable to, an award granted under this **Section 8** is based on the passage of time, the period of time shall be no shorter than one year."

5. Except as amended by this First Amendment, the Plan shall remain unchanged and in full force and effect.

LINCOLN ELECTRIC HOLDINGS, INC.
2015 Stock Plan for Non-Employee Directors

1 **Purposes.** The purposes of this 2015 Stock Plan for Non-Employee Directors are to: (i) encourage the non-employee Directors of the Company to own Common Shares and thereby to align their interests more closely with the interests of the Company's other shareholders; (ii) encourage the highest level of Director achievement by providing the Directors with a vested interest in the Company's attainment of its financial goals; and (iii) provide financial incentives that will help attract and retain the most qualified non-employee Directors.

2. **Definitions.** As used in this Plan:

(a) "Appreciation Right" means a right granted pursuant to **Section 5** of this Plan, and will include both Free-Standing Appreciation Rights and Tandem Appreciation Rights.

(b) "Base Price" means the price to be used as the basis for determining the Spread upon the exercise of a Free-Standing Appreciation Right or a Tandem Appreciation Right.

(c) "Board" means the Board of Directors of the Company.

(d) "Change in Control" has the meaning set forth in **Section 11** of this Plan.

(e) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(f) "Committee" means the Nominating and Corporate Governance Committee of the Board (or its successor(s)), or any other committee of the Board designated by the Board to administer this Plan pursuant to **Section 9** of this Plan consisting solely of no fewer than two Non-Employee Directors.

(g) "Common Shares" means the common shares of the Company, without par value, or any security into which such common shares may be changed by reason of any transaction or event of the type referred to in **Section 10** of this Plan.

(h) "Company" means Lincoln Electric Holdings, Inc., an Ohio corporation, and its successors.

(i) "Date of Grant" means the date specified by the Committee on which a grant of Option Rights or Appreciation Rights or other awards contemplated by **Section 8** of this Plan, or a grant or sale of Restricted Shares, Restricted Stock Units or other awards contemplated by **Section 8** of this Plan, will become effective (which date will not be earlier than the date on which the Committee takes action with respect thereto).

(j) "Director" means a member of the Board.

(k) "Disability" means permanent and total disability as defined under the Company's long-term disability program.

(l) "Effective Date" means the date this Plan is approved by the shareholders of the Company.

(m) "Eligible Director" means a Director who is not an employee of the Company. For purposes of this Plan, an employee is an individual whose wages are subject to the withholding of federal income tax under Section 3401 and 3402 of the Code.

(n) "Evidence of Award" means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee that sets forth the terms and conditions of the awards granted under the Plan. An Evidence of Award may be in an electronic medium, may be limited to notation on the books and records of the Company and, unless otherwise determined by the Committee, need not be signed by a representative of the Company or a Participant.

(o) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time.

(p) "Free-Standing Appreciation Right" means an Appreciation Right granted pursuant to **Section 5** of this Plan that is not granted in tandem with an Option Right.

(q) "Market Value per Share" means, as of any particular date, the closing price of a Common Share as reported for that date on the Nasdaq Stock Market or, if the Common Shares are not then listed on the Nasdaq Stock Market, on any other national securities exchange on which the Common Shares are listed, or if there are no sales on such date, on the next preceding trading day during which a sale occurred. If there is no regular public trading market for the Common Shares, then the Market Value per Share shall be the fair market value as determined in good faith by the Committee. The Committee is authorized to adopt another fair market value pricing method provided such method is stated in the Evidence of Award and is in compliance with the fair market value pricing rules set forth in Section 409A of the Code.

(r) "Non-Employee Director" means a person who is a "Non-Employee Director" of the Company within the meaning of Rule 16b-3 promulgated under the Exchange Act.

(s) "Optionee" means the optionee named in an Evidence of Award evidencing an outstanding Option Right.

(t) "Option Price" means the purchase price payable on exercise of an Option Right.

(u) "Option Right" means the right to purchase Common Shares upon exercise of an option granted pursuant to **Section 4** of this Plan.

(v) "Participant" means an Eligible Director who is selected by the Committee to receive benefits under this Plan.

(w) "Plan" means this 2015 Stock Plan for Non-Employee Directors.

(x) "Predecessor Plan" means the Company's 2006 Stock Plan for Non-Employee Directors, as amended.

(y) "Restricted Shares" means Common Shares granted or sold pursuant to **Section 6** of this Plan as to which neither the substantial risk of forfeiture nor the prohibition on transfers has expired.

(z) "Restricted Stock Units" means an award made pursuant to **Section 7** of this Plan of the right to receive Common Shares or cash at the end of a specified period.

(aa) "Restriction Period" means the period of time during which Restricted Stock Units are subject to restrictions, as provided in **Section 7** of this Plan.

(bb) "Retirement" means, unless otherwise determined by the Committee, a Termination of Service as a Director at the end of the Director's term occurring as a result of the Director's being unable to stand for reelection under the Company's policy relating to Director retirement.

(cc) "Spread" means the excess of the Market Value per Share on the date when an Appreciation Right is exercised over the Option Price or Base Price provided for in the related Option Right or Free-Standing Appreciation Right, respectively.

(dd) "Tandem Appreciation Right" means an Appreciation Right granted pursuant to **Section 5** of this Plan that is granted in tandem with an Option Right.

(ee) "Termination of Service" means the time at which the Director ceases to serve as a Director for any reason, with or without cause, which includes termination by resignation, removal, death or retirement.

3. **Shares Available Under the Plan.**

    (a) Maximum Shares Available Under Plan.

        (i) Subject to adjustment as provided in **Section 10** of this Plan, the number of Common Shares that may be issued or transferred (A) upon the exercise of Option Rights or Appreciation Rights, (B) as Restricted Shares and released from substantial risks of forfeiture thereof, (C) in payment of Restricted Stock Units, (D) as awards contemplated by **Section 8** of this Plan, or (E) in payment of dividend equivalents paid with respect to awards made under this Plan will not exceed in the aggregate 300,000 shares. Such shares may be shares of original issuance or treasury shares or a combination of the foregoing.

(ii) Common Shares covered by an award granted under this Plan will not be counted as used unless and until they are actually issued and delivered to a Participant. If any Common Shares issued or transferred pursuant to an award granted under this Plan are forfeited, or an award granted under this Plan is cancelled or forfeited, expires or is settled for cash (in whole or in part), the Common Shares issued or transferred pursuant to, or subject to such award (as applicable) will, to the extent of such cancellation forfeiture, expiration, or cash settlement, again be available for issuance or transfer under **Section 3(a)(i)** above. Without limiting the generality of the foregoing, upon payment in cash of the benefit provided by any award granted under this Plan, any Common Shares that were covered by the applicable portion of such award will be available for issue or transfer hereunder. Notwithstanding anything to the contrary contained herein: (A) if Common Shares are tendered or otherwise used in payment of the Option Price of an Option Right, the total number of Common Shares covered by the Option Right being exercised will reduce the aggregate plan limit described above; and (B) the number of Common Shares covered by an Appreciation Right, to the extent that it is exercised and settled in Common Shares, and whether or not all Common Shares covered by the Appreciation Right are actually issued to the Participant upon exercise of the Appreciation Right, will be considered issued or transferred pursuant to this Plan. In the event that the Company repurchases Common Shares with Option Right proceeds, such Common Shares will not be added to the aggregate plan limit described above. If, under this Plan, a Participant has elected to give up the right to receive compensation in exchange for Common Shares based on fair market value, such Common Shares will not count against the aggregate plan limit described above.

(b) *Individual Participant Limit.* Notwithstanding anything in this **Section 3**, or elsewhere in this Plan to the contrary, and subject to adjustment as provided in **Section 10** of this Plan, in no event will any Participant receive in any calendar year (i) Common Share-based awards under this Plan for, in the aggregate, more than 10,000 Common Shares, and (ii) cash-based awards under this Plan having an aggregate maximum value in excess of $200,000.

(c) Notwithstanding anything in this Plan to the contrary, up to 5% of the maximum number of Common Shares that may be issued or transferred under this Plan as provided for in **Section 3(a)** of this Plan, as may be adjusted under **Section 10** of this Plan, may be used for (i) awards granted under **Section 4** through **Section 8** of this Plan that do not comply with the applicable three-year or one-year minimum vesting requirements set forth in such sections of Plan.

4. **Option Rights.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Participants of Option Rights. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will specify the number of Common Shares to which it pertains subject to the limitations set forth in **Section 3** of this Plan.

(b) Each grant will specify an Option Price per share, which (except with respect to awards under **Section 20** of this Plan) may not be less than the Market Value per Share on the Date of Grant.

(c) Each grant will specify whether the Option Price will be payable (i) in cash or by check acceptable to the Company or by wire transfer of immediately available funds, (ii) by the actual or constructive transfer to the Company of Common Shares owned by the Optionee (or other consideration authorized pursuant to **Section 4(d)** of this Plan) having a value at the time of exercise equal to the total Option Price, (iii) subject to any conditions or limitations established by the Committee, the Company's withholding of Common Shares otherwise issuable upon exercise of an Option Right pursuant to a "net exercise" arrangement (it being understood that, solely for purposes of determining the number of treasury shares held by the Company, the Common Shares so withheld will not be treated as issued and acquired by the Company upon such exercise), (iv) by a combination of such methods of payment, or (v) by such other methods as may be approved by the Committee.

(d) To the extent permitted by law, any grant may provide for deferred payment of the Option Price from the proceeds of sale through a bank or broker on a date satisfactory to the Company of some or all of the shares to which such exercise relates.

(e) Successive grants may be made to the same Participant whether or not any Option Rights previously granted to such Participant remain unexercised.

(f) Each grant will specify the period or periods of continuous service by the Optionee with the Company that is necessary before the Option Rights or installments thereof will become exercisable; provided that, except as otherwise described in this subsection, no grant of Option Rights may become exercisable sooner than after one year. A grant of Option Rights may provide for the earlier exercise of such Option Rights, including in the event of the Retirement, death or Disability of a Participant. Further, a grant of Option Rights may provide for the earlier exercise of such Option Rights in the event of a Change in Control only where either (A) within a specified period the Participant ceases serving as an Eligible Director for reasons other than for cause or (B) such Option Rights are not assumed or converted into replacement award in a manner described in the Evidence of Award.

(g) The exercise of an Option Right will result in the cancellation on a share-for-share basis of any Tandem Appreciation Right authorized under **Section 5** of this Plan.

(h) No Option Right will be exercisable more than 10 years from the Date of Grant.

(i) Option Rights granted under this Plan may not provide for any dividends or dividend equivalents thereon.

(j) Each grant of Option Rights will be evidenced by an Evidence of Award. Each Evidence of Award will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

5. **Appreciation Rights.**

(a) The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting (i) to any Optionee, of Tandem Appreciation Rights in respect of Option Rights granted hereunder, and (ii) to any Participant, of Free-Standing Appreciation Rights. A Tandem Appreciation Right will be a right of the Optionee, exercisable by surrender of the related Option Right, to receive from the Company an amount determined by the Committee, which will be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise. Tandem Appreciation Rights may be granted at any time prior to the exercise or termination of the related Option Rights; provided, however, that a Tandem Appreciation Right awarded in relation to an Incentive Stock Option must be granted concurrently with such Incentive Stock Option. A Free-Standing Appreciation Right will be a right of the Participant to receive from the Company an amount determined by the Committee, which will be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise.

(b) Each grant of Appreciation Rights may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(i) Each grant may specify that the amount payable on exercise of an Appreciation Right will be paid by the Company in cash, Common Shares or any combination thereof.

(ii) Any grant may specify that the amount payable on exercise of an Appreciation Right may not exceed a maximum specified by the Committee at the Date of Grant.

(iii) Any grant may specify waiting periods before exercise and permissible exercise dates or periods.

(iv) Each grant may specify the period or periods of continuous service by the Participant with the Company that is necessary before the Appreciation Rights or installments thereof will become exercisable; provided that, except as otherwise described in this subsection, no grant of Appreciation Rights may become exercisable sooner than after one year. A grant of Appreciation Rights may provide for the earlier exercise of such Appreciation Rights, including in the event of the Retirement, death or Disability of a Participant. Further, any grant of Appreciation Rights may provide for the earlier exercise of such Appreciation Rights in the event of a Change in Control only where either (A) within a specified period the Participant ceases serving as an Eligible Director for reasons other than for cause or (B) such Appreciation Rights are not assumed or converted into replacement awards in a manner described in the Evidence of Award.

     (v) Each grant of Appreciation Rights will be evidenced by an Evidence of Award, which Evidence of Award will describe such Appreciation Rights, identify the related Option Rights (if applicable), and contain such other terms and provisions, consistent with this Plan, as the Committee may approve.

(c) Any grant of Tandem Appreciation Rights will provide that such Tandem Appreciation Rights may be exercised only at a time when the related Option Right is also exercisable and at a time when the Spread is positive, and by surrender of the related Option Right for cancellation. Successive grants of Tandem Appreciation Rights may be made to the same Participant regardless of whether any Tandem Appreciation Rights previously granted to the Participant remain unexercised.

(d) Appreciation Rights granted under this Plan may not provide for any dividends or dividend equivalents thereon.

(e) Regarding Free-Standing Appreciation Rights only:

     (i) Each grant will specify in respect of each Free-Standing Appreciation Right a Base Price, which (except with respect to awards under **Section 20** of this Plan) may not be less than the Market Value per Share on the Date of Grant;

     (ii) Successive grants may be made to the same Participant regardless of whether any Free-Standing Appreciation Rights previously granted to the Participant remain unexercised; and

     (iii) No Free-Standing Appreciation Right granted under this Plan may be exercised more than 10 years from the Date of Grant.

6. **Restricted Shares.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the grant or sale of Restricted Shares to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale will constitute an immediate transfer of the ownership of Common Shares to the Participant in consideration of the performance of services, entitling such Participant to voting, dividend and other ownership rights, but subject to the substantial risk of forfeiture and/or restrictions on transfer hereinafter referred to.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c) Each such grant or sale will provide that the Restricted Shares covered by such grant or sale that vests upon the passage of time will be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period to be determined by the Committee at the Date of Grant. The period of time will be no shorter than three years, except that the restrictions may be removed ratably during the three-year period as determined by the Committee.

(d) Each such grant or sale will provide that during or after the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Shares will be prohibited or restricted in the manner and to the extent prescribed by the Committee at the Date of Grant (which restrictions may include, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Shares to a continuing substantial risk of forfeiture in the hands of any transferee).

(e) Notwithstanding anything to the contrary contained in this Plan, any grant or sale of Restricted Shares may provide for the earlier termination of restrictions on such Restricted Shares, including in the event of the Retirement, death or Disability of a Participant. Further, any grant or sale of Restricted Shares may provide for the earlier termination of restrictions on such Restricted Shares in the event of a Change in Control only where either (A) within a specified period the Participant ceases serving as an Eligible Director other than for cause or (B) such Restricted Shares are not assumed or converted into replacement awards in a manner described in the Evidence of Award.

(f) Any such grant or sale of Restricted Shares may require that any or all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and reinvested in additional Restricted Shares, which may be subject to the same restrictions as the underlying award.

(g) Each grant or sale of Restricted Shares will be evidenced by an Evidence of Award and will contain such terms and provisions, consistent with this Plan, as the Committee may approve. Unless otherwise directed by the Committee, (i) all certificates representing Restricted Shares will be held in custody by the Company until all restrictions thereon will have lapsed, together with a stock power or powers executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such shares or (ii) all Restricted Shares will be held at the Company's transfer agent in book entry form with appropriate restrictions relating to the transfer of such Restricted Shares.

7. **Restricted Stock Units.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting or sale of Restricted Stock Units to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale will constitute the agreement by the Company to deliver Common Shares or cash to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the Restriction Period as the Committee may specify.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c) Each such grant or sale will be subject to a Restriction Period of not less than three years, except that a grant or sale may provide that the Restriction Period will expire ratably during the three-year period as determined by the Committee.

(d) Notwithstanding anything to the contrary contained in this Plan, any grant or sale of Restricted Stock Units may provide for the earlier lapse or other modification of the Restriction Period, including in the event of the Retirement, death or Disability of a Participant. Further, any grant or sale of Restricted Stock Units may provide for the earlier termination of restrictions on such Restricted Stock Units in the event of a Change in Control only where either (A) within a specified period the Participant ceases serving as an Eligible Director for reasons other than for cause or (B) such Restricted Stock Units are not assumed or converted into replacement awards in a manner described in the Evidence of Award.

(e) During the Restriction Period, the Participant will have no right to transfer any rights under his or her award and will have no rights of ownership in the Common Shares deliverable upon payment of the Restricted Stock Units and will have no right to vote them, but the Committee may, at the Date of Grant, authorize the payment of dividend equivalents on such Restricted Stock Units on either a current or deferred or contingent basis, either in cash or in additional Common Shares.

(f) Each grant or sale of Restricted Stock Units will specify the time and manner of payment of the Restricted Stock Units that have been earned. Each grant or sale will specify that the amount payable with respect thereto will be paid by the Company in Common Shares or cash, or a combination thereof.

(g) Each grant or sale of Restricted Stock Units will be evidenced by an Evidence of Award and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

8. **Other Awards.**

(a) Subject to applicable law and the limit set forth in **Section 3** of this Plan, the Committee may grant to any Participant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Shares or factors that may influence the value of such shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Common Shares, purchase rights for Common Shares, awards with value and payment contingent upon any other factors designated by the Committee, and awards valued by reference to the book value of the Common Shares or the value of securities of the Company. The Committee will determine the terms and conditions of such awards. Common Shares delivered pursuant to an award in the nature of a purchase right granted under this **Section 8** will be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, Common Shares, other awards, notes or other property, as the Committee determines.

(b) Cash awards, as an element of or supplement to any other award granted under this Plan, may also be granted pursuant to this **Section 8**.

(c) The Committee may grant Common Shares as a bonus, or may grant other awards in lieu of obligations of the Company or a Subsidiary to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, subject to such terms as will be determined by the Committee in a manner that complies with Section 409A of the Code.

(d) If the earning or vesting of, or elimination of restrictions applicable to, an award granted under this **Section 8** is based on the passage of time, the period of time shall be no shorter than three years, except that the restrictions may be removed no sooner than ratably during the three-year period as determined by the Committee.

(e) Notwithstanding anything to the contrary contained in this Plan, any grant of an award under this **Section 8** may provide for the earning or vesting of, or earlier elimination of restrictions applicable to, such award, including in the event of the Retirement, death or Disability of the Participant. Further, any grant of an award under this **Section 8** may provide for the earning or vesting of, or earlier elimination of restrictions applicable, to such award in the event of a Change in Control only where either (A) within a specified period the Participant ceases serving as an Eligible Director for reasons other than for cause or (B) such awards are not assumed or converted into replacement awards in a manner described in the Evidence of Award.

9. **Administration of this Plan.**

(a) This Plan will be administered by the Committee. The Committee may from time to time delegate all or any part of its authority under this Plan to a subcommittee thereof. To the extent of any such delegation, references in this Plan to the Committee will be deemed to be references to such subcommittee.

(b) The interpretation and construction by the Committee of any provision of this Plan or of any agreement, notification or document evidencing the grant of awards under this Plan and any determination by the Committee pursuant to any provision of this Plan or of any such agreement, notification or document will be final and conclusive. No member of the Committee shall be liable for any such action or determination made in good faith. In addition, the Committee is authorized to take any action it determines in its sole discretion to be appropriate subject only to the express limitations contained in this Plan, and no authorization in any Plan Section or other provision of this Plan is intended or may be deemed to constitute a limitation on the authority of the Committee.

(c) To the extent permitted by law, the Committee may delegate to one or more of its members or to one or more officers of the Company, or to one or more agents or advisors, such administrative duties or powers as it may deem advisable, and the Committee, the subcommittee, or any person to whom duties or powers have been delegated as aforesaid, may employ one or more persons to render advice with respect to any responsibility the Committee, the subcommittee or such person may have under the Plan.

10. **Adjustments.** The Committee shall make or provide for such adjustments in the numbers of Common Shares covered by outstanding Option Rights, Appreciation Rights, and Restricted Stock Units granted hereunder and, if applicable, in the number of Common Shares covered by other awards granted pursuant to **Section 8** hereof, in the Option Price and Base Price provided in outstanding Option Rights and Appreciation Rights, in the kind of shares covered thereby, and in the other terms, as the Committee, in its sole discretion, exercised in good faith, shall determine is equitably required to prevent dilution or enlargement of the rights of Participants or Optionees that otherwise would result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. However, such adjustments shall be made automatically, without the necessity of Committee action, on the customary arithmetical basis in the case of any stock split, including a stock split effected by means of a stock dividend, and in the case of any other dividend paid in shares of the Company. Moreover, in the event of any such transaction or event or in the event of a Change in Control, the Committee shall provide in substitution for any or all outstanding awards under this Plan such alternative consideration (including cash), if any, as it, in good faith, shall determine to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced in a manner that complies with

Section 409A of the Code. In addition, for each Option Right or Appreciation Right with an Option Price or Base Price greater than the consideration offered in connection with any such transaction or event or Change in Control, the Committee may in its sole discretion elect to cancel such Option Right or Appreciation Right without any payment to the person holding such Option Right or Appreciation Right. The Committee shall also make or provide for such adjustments in the numbers of shares specified in **Section 3** of this Plan as the Committee in its sole discretion, exercised in good faith, shall determine is appropriate to reflect any transaction or event described in this **Section 10**.

11. Change in Control.

(a) For purposes of this Plan, except as may be otherwise prescribed by the Committee in an Evidence of Award made under this Plan, a "Change in Control" will be deemed to have occurred upon the occurrence of any of the following events:

(i) any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") is or becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of the combined voting power of the then-outstanding Voting Stock of the Company; provided, however, that:

(1) for purposes of this **Section 11(a)(i)**, the following acquisitions will not constitute a Change in Control: (A) any acquisition of Voting Stock of the Company directly from the Company that is approved by a majority of the Incumbent Directors, (B) any acquisition of Voting Stock of the Company by the Company or any Subsidiary, (C) any acquisition of Voting Stock of the Company by the trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, and (D) any acquisition of Voting Stock of the Company by any Person pursuant to a Business Transaction that complies with clauses (A), (B) and (C) of **Section 11(a)(iii)** below;

(2) if any Person is or becomes the beneficial owner of 30% or more of combined voting power of the then-outstanding Voting Stock of the Company as a result of a transaction described in clause (A) of **Section 11(a)(i)(1)** above and such Person thereafter becomes the beneficial owner of any additional shares of Voting Stock of the Company representing 1% or more of the then-outstanding Voting Stock of the Company, other than in an acquisition directly from the Company that is approved by a majority of the Incumbent Directors or other than as a result of a stock dividend, stock split or similar transaction effected by the Company in which all holders of Voting Stock are treated equally, such subsequent acquisition will be treated as a Change in Control;

(3) a Change in Control will not be deemed to have occurred if a Person is or becomes the beneficial owner of 30% or more of the Voting Stock of the Company as a result of a reduction in the number of shares of Voting Stock of the Company outstanding pursuant to a transaction or series of transactions that is approved by a majority of the Incumbent Directors unless and until such Person thereafter becomes the beneficial owner of any additional shares of Voting Stock of the Company representing 1% or more of the then-outstanding Voting Stock of the Company, other than as a result of a stock dividend, stock split or similar transaction effected by the Company in which all holders of Voting Stock are treated equally; and

(4) if at least a majority of the Incumbent Directors determine in good faith that a Person has acquired beneficial ownership of 30% or more of the Voting Stock of the Company inadvertently, and such Person divests as promptly as practicable but no later than the date, if any, set by the Incumbent Board a sufficient number of shares so that such Person beneficially owns less than 30% of the Voting Stock of the Company, then no Change in Control will have occurred as a result of such Person's acquisition; or

(ii) a majority of the Board ceases to be comprised of Incumbent Directors; or

(iii) the consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of the stock or assets of another corporation, or other transaction (each, a "Business Transaction"), unless, in each case, immediately following such Business Transaction (A) the Voting Stock of the Company outstanding immediately prior to such Business Transaction continues to represent (either by remaining outstanding or by being converted into Voting Stock of the surviving entity or any parent thereof), more than 50% of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such Business Transaction (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries), (B) no Person (other than the Company, such entity resulting from such Business Transaction, or any employee benefit plan (or related trust) sponsored or maintained by the Company, any Subsidiary or such entity resulting from such Business Transaction) beneficially owns, directly or indirectly, 30% or more of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such Business Transaction, and (C) at least a majority of the members of the Board of Directors of the entity resulting from such Business Transaction were Incumbent Directors at the time of the execution of the initial agreement or of the action of the Board providing for such Business Transaction; or

(iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, except pursuant to a Business Transaction that complies with clauses (A), (B) and (C) of **Section 11(a)(iii)**.

(b) Specifically defined terms for purposes of **Section 11(a)**:

(i) "Board" means the Board of Directors of Lincoln Electric Holdings, Inc.

(ii) "Incumbent Directors" means the individuals who, as of the date hereof, are Directors of the Company (each, a "Director") and any individual becoming a Director subsequent to the date hereof whose election, nomination for election by the Company's shareholders, or appointment, was approved by a vote of at least two-thirds of the then Incumbent Directors (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination); *provided*, *however*, that an individual will not be an Incumbent Director if such individual's election or appointment to the Board occurs as a result of an actual or threatened election contest (as described in Rule 14a-12(c) of the Exchange Act) with respect to the election or removal of Directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board.

(iii) "Subsidiary" means an entity in which the Company directly or indirectly beneficially owns 50% or more of the outstanding Voting Stock.

(c) "Voting Stock" means securities entitled to vote generally in the election of directors.

12. **Recapture Provisions.** Notwithstanding anything in this Plan to the contrary, any Evidence of Award may provide for the cancellation or forfeiture of an award or the forfeiture and repayment to the Company of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be required by the Committee or under Section 10D of the Exchange Act and any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the Common Shares may be traded.

13. **Non U.S. Participants.** In order to facilitate the making of any grant or combination of grants under this Plan, the Committee may provide for such special terms for awards to Participants who are foreign nationals or who are employed by the Company or any Subsidiary outside of the United States of America or who provide services to the Company under an agreement with a foreign nation or agency, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to or amendments, restatements or alternative versions of this Plan (including, without limitation, sub-plans) as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the Secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as

this Plan. No such special terms, supplements, amendments or restatements, however, will include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the shareholders of the Company.

14. Transferability.

(a) Except as otherwise determined by the Committee, no Option Right, Appreciation Right, Restricted Shares, Restricted Stock Unit, award contemplated by **Section 8** of this Plan or dividend equivalents paid with respect to awards made under this Plan will be transferable by the Participant except pursuant to a domestic relations order (that contains any information required by the Company to effectuate the transfer) or by will or the laws of descent and distribution, and in no event will any such award granted under the Plan be transferred for value. Except as otherwise determined by the Committee, Option Rights and Appreciation Rights will be exercisable during the Participant's lifetime only by him or her or, in the event of the Participant's legal incapacity to do so, by his or her guardian or legal representative acting on behalf of the Participant in a fiduciary capacity under state law or court supervision.

(b) The Committee may specify at the Date of Grant that part or all of the Common Shares that are (i) to be issued or transferred by the Company upon the exercise of Option Rights or Appreciation Rights or upon the termination of the Restriction Period applicable to Restricted Stock Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in **Section 6** of this Plan, will be subject to further restrictions on transfer.

15. Compliance with Section 409A of the Code.

(a) To the extent applicable, it is intended that this Plan and any grants made hereunder comply with the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the Participants. This Plan and any grants made hereunder will be administered in a manner consistent with this intent. Any reference in this Plan to Section 409A of the Code will also include any regulations or any other formal guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

(b) Neither a Participant nor any of a Participant's creditors or beneficiaries will have the right to subject any deferred compensation (within the meaning of Section 409A of the Code) payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to a Participant or for a Participant's benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owing by a Participant to the Company or any of its Subsidiaries.

(c) If, at the time of a Participant's separation from service (within the meaning of Section 409A of the Code), (i) the Participant will be a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (ii) the Company makes a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company will not pay such amount on the otherwise scheduled payment date but will instead pay it, without interest, on the tenth business day of the seventh month after such separation from service.

(d) Notwithstanding any provision of this Plan and grants hereunder to the contrary, in light of the uncertainty with respect to the proper application of Section 409A of the Code, the Company reserves the right to make amendments to this Plan and grants hereunder as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A of the Code. In any case, a Participant will be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant's account in connection with this Plan and grants hereunder (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its affiliates will have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

16. Amendments.

(a) The Board may at any time and from time to time amend this Plan in whole or in part; *provided*, *however,* that if an amendment to this Plan (i) would materially increase the benefits accruing to participants under this Plan, (ii) would materially increase the number of securities which may be issued under this Plan, (iii) would materially modify the requirements for participation in this Plan, or (iv) must otherwise be approved by the shareholders of the Company in order to comply with applicable law or the rules of the Nasdaq Stock Market or, if the Common Shares are not traded on the Nasdaq Stock Market, the principal national securities exchange upon which the Common Shares are traded or quoted, then, such amendment will be subject to shareholder approval and will not be effective unless and until such approval has been obtained.

(b) Except in connection with a corporate transaction or event described in **Section 10** of this Plan, the terms of outstanding awards may not be amended to reduce the Option Price of outstanding Option Rights or the Base Price of outstanding Appreciation Rights, or cancel outstanding Option Rights or Appreciation Rights in exchange for cash, other awards or Option Rights or Appreciation Rights with an Option Price or Base Price, as applicable, that is less than the Option Price of the original Option Rights or Base Price of the original Appreciation Rights, as applicable, without shareholder approval. This **Section 16(b)** is intended to prohibit the repricing of "underwater" Option Rights and Appreciation Rights and will not be construed to prohibit the adjustments provided for in **Section 10** of this Plan. Notwithstanding any provision of this Plan to the contrary, this **Section 16(b)** may not be amended without approval by the Company's shareholders.

(c) If permitted by Section 409A of the Code, but subject to the paragraph that follows, including in the case of termination of service as a non-employee director by reason of death, Disability or Retirement, or in the case of unforeseeable emergency or other special circumstances or in the event of a Change in Control, to the extent a Participant holds an Option Right or Appreciation Right not immediately exercisable in full, or any Restricted Shares as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, or any Restricted Stock Units as to which the Restriction Period has not been completed, or any other awards made pursuant to **Section 8** subject to any vesting schedule or transfer restriction, or who holds Common Shares subject to any transfer restriction imposed pursuant to **Section 14(b)** of this Plan, the Committee may, in its sole discretion, accelerate the time at which such Option Right, Appreciation Right or other award may be exercised or the time at which such substantial risk of forfeiture or prohibition or restriction on transfer will lapse or the time when such Restriction Period will end or when such awards will be deemed to have been fully earned or the time when such transfer restriction will terminate or may waive any other limitation or requirement under any such award.

Subject to **Section 16(b)** hereof, the Committee may amend the terms of any award theretofore granted under this Plan prospectively or retroactively. Subject to **Section 10** above, no such amendment will impair the rights of any Participant without his or her consent. The Board may, in its discretion, terminate this Plan at any time. Termination of this Plan will not affect the rights of Participants or their successors under any awards outstanding hereunder and not exercised in full on the date of termination.

17. Governing Law. This Plan and all grants and awards and actions taken hereunder will be governed by and construed in accordance with the internal substantive laws of the State of Ohio.

18. Effective Date/Termination. This Plan will be effective as of the Effective Date. No grants will be made on or after the Effective Date under the Predecessor Plan, except that outstanding awards granted under the Predecessor Plan will continue unaffected following the Effective Date. No grant will be made under this Plan after April 22, 2025, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan.

19. Miscellaneous Provisions.

(a) The Company will not be required to issue any fractional Common Shares pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement of fractions in cash.

(b) This Plan will not confer upon any Participant any right with respect to continuance of service as a Director of the Company, nor will it interfere in any way with any right the Company would otherwise have to terminate such Participant's service at any time.

(c) No award under this Plan may be exercised by the holder thereof if such exercise, and the receipt of cash or stock thereunder, would be, in the opinion of counsel selected by the Company, contrary to law or the regulations of any duly constituted authority having jurisdiction over this Plan.

(d) No Participant will have any rights as a shareholder with respect to any shares subject to awards granted to him or her under this Plan prior to the date as of which he or she is actually recorded as the holder of such shares upon the stock records of the Company.

(e) The Committee may condition the grant of any award or combination of awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or a Subsidiary to the Participant.

(f) Except with respect to Option Rights and Appreciation Rights, the Committee may permit Participants to elect to defer the issuance of Common Share under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan and which are intended to comply with the requirements of Section 409A of the Code. The Committee also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

(g) If any provision of this Plan is or becomes invalid, illegal or unenforceable in any jurisdiction, or would disqualify this Plan or any award under any law deemed applicable by the Committee, such provision will be construed or deemed amended or limited in scope to conform to applicable laws or, in the discretion of the Committee, it will be stricken and the remainder of this Plan will remain in full force and effect.

20. Stock-Based Awards in Substitution for Option Rights or Awards Granted by Other Company. Notwithstanding anything in this Plan to the contrary:

(a) Awards may be granted under this Plan in substitution for or in conversion of, or in connection with an assumption of, stock options, stock appreciation rights, restricted stock, restricted stock units or other stock or stock-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with the Company or any Subsidiary. Any conversion, substitution or assumption will be effective as of the close of the merger or acquisition, and, to the extent applicable, will be conducted in a manner that complies with Section 409A of the Code. The awards so granted may reflect the original terms of the awards being assumed or substituted or converted for and need not comply with other specific terms of this Plan, and may account for Common Shares substituted for the securities covered by the original awards and the number of shares subject to the original awards, as well as any exercise or purchase prices applicable to the original awards, adjusted to account for differences in stock prices in connection with the transaction.

(b) In the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary merges has shares available under a pre-existing plan previously approved by stockholders and not adopted in contemplation of such acquisition or merger, the shares available for grant pursuant to the terms of such plan (as adjusted, to the extent appropriate, to reflect such acquisition or merger) may be used for awards made after such acquisition or merger under the Plan; *provided*, *however*, that awards using such available shares may not be made after the date awards or grants could have been made under the terms of the pre-existing plan absent the acquisition or merger, and may only be made to individuals who were not employees or directors of the Company or any Subsidiary prior to such acquisition or merger.

(c) Any Common Shares that are issued or transferred by, or that are subject to any awards that are granted by, or become obligations of, the Company under **Sections 20(a)** or **20(b)** above will not reduce the Common Shares available for issuance or transfer under the Plan or otherwise count against the limits contained in **Section 3** of the Plan. In addition, no Common Shares that are issued or transferred by, or that are subject to any awards that are granted by, or become obligations of, the Company under **Sections 20(a)** or **20(b)** above will be added to the aggregate plan limit contained in **Section 3** of the Plan.

ANNUAL MEETING LOCATION MAP

Marriott Cleveland East, 26300 Harvard Road, Warrensville Heights, Ohio 44122, (216) 378-9191
ENTER THE HOTEL PROPERTY FROM RICHMOND ROAD



LINCOLN ELECTRIC HOLDINGS, INC.

22801 St. Clair Avenue
Cleveland, Ohio 44117-1199 U.S.A.

www.lincolnelectric.com



LINCOLN® ELECTRIC